03000172

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

RECEIVED
MAY 23 2003
WASH, D.C. 184
SECTION

PROCESSED
MAY 27 2003
THOMSON
FINANCIAL

Rival Energy Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable)

Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Roseland Resources Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Gordon D. Harris
President and Chief Executive Officer
Roseland Resources Ltd.
1550, 340 - 12th Avenue S.W.
Calgary, Alberta
Canada T2R 1L5
Telephone Number: (403) 262-5600

with a copy to:

Christopher J. Barry

Dorsey & Whitney LLP
U.S. Bank Centre
1420 Fifth Avenue, Suite 3400
Seattle, WA 98101
Telephone Number: (206) 903-8815

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 15, 2003

(Date Rights Offering Commenced)

PART I. – INFORMATION SENT TO SECURITY HOLDERS

Notice of Meetings and Joint Information Circular dated May 15, 2003

ROSELAND RESOURCES LTD. **RIVAL ENERGY INC.**

NOTICES OF MEETINGS

and

JOINT INFORMATION CIRCULAR

CONCERNING THE MERGER OF ROSELAND RESOURCES LTD. AND RIVAL ENERGY INC. TO FORM RIVAL ENERGY LTD.

through

THE AMALGAMATION OF RIVAL ENERGY INC. AND 1033455 ALBERTA LTD., A WHOLLY-OWNED SUBSIDIARY OF ROSELAND RESOURCES LTD.

and

THE REORGANIZATION OF ROSELAND RESOURCES LTD.

May 15, 2003

TABLE OF CONTENTS

5

Roseland Resources Ltd.

NOTICE OF ROSELAND ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Roseland Meeting") of the holders ("Roseland Shareholders") of the outstanding common shares (the "Roseland Shares") of Roseland Resources Ltd. ("Roseland") will be held at The Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta at 11:00 a.m. (Calgary time) on June 16, 2003 for the following purposes:

1. to consider and, if deemed fit, pass a special resolution substantially in the form attached as Schedule A of the accompanying joint information circular (the "Joint Circular") of Roseland and Rival Energy Inc. ("Rival") approving an amendment to the articles of Roseland to consolidate the Roseland Shares on a five-for-one basis, subject to the approval by Rival shareholders of the amalgamation (the "Amalgamation") under the *Business Corporations Act* (Alberta) (the "ABCA") of Rival and 1033455 Alberta Ltd. ("Newco"), a wholly owned subsidiary of Roseland, becoming effective.

2. to consider and, if deemed fit, pass a special resolution substantially in the form attached as Schedule B of the Joint Circular approving an amendment to the articles of Roseland to change Roseland's name to "Rival Energy Ltd.", or such other name as the Board of Directors may determine, subject to the approval of the Amalgamation by Rival shareholders.

3. to consider and, if deemed fit, pass an ordinary resolution substantially in the form attached as Schedule C of the Joint Circular approving the issuance of one Roseland Share (after giving effect to the consolidation of Roseland Shares) in exchange for each of the issued and outstanding common shares of Rival (the "Rival Shares") pursuant to the Amalgamation.

4. to elect five directors of Roseland to hold office until the Amalgamation becomes effective, or if the Amalgamation does not become effective, until the next annual meeting of Roseland Shareholders or until their successors are elected or appointed.

5. to elect four directors of Roseland to hold office upon the Amalgamation becoming effective until the next annual meeting of Roseland Shareholders or until their successors are elected or appointed.

6. to appoint auditors of Roseland for the ensuing year.

7. to receive the consolidated financial statements of Roseland together with the auditors' report thereon for the year ended December 31, 2002.

8. to transact such other business as may properly come before the Roseland Meeting or any adjournment or adjournments thereof.

The Joint Circular contains detailed information concerning Roseland, Rival, Newco, the Amalgamation, the reorganization of Roseland (involving the consolidation of Roseland Shares, the name change, the issuance of Roseland Shares in exchange for Rival Shares and the election of directors) and the other matters to be considered at the Roseland Meeting and should be carefully reviewed by Roseland Shareholders.

Only holders of Roseland Shares at the close of business on May 16, 2003 (the "Record Date") are entitled to notice of the Roseland Meeting or any adjournment or adjournments thereof and to vote thereat unless, after the Record Date, a holder of record transfers his Roseland Shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests not later than 10 days before the Roseland Meeting that the transferee's name be included in the list of Roseland Shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the Roseland Meeting.

Roseland Shareholders may vote in person at the Roseland Meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a Roseland Shareholder) as their proxy to attend and vote in their place. Roseland Shareholders unable to be present at the Roseland Meeting are requested to date and sign the enclosed form of proxy and return it to Computershare Trust Company of Canada, in the enclosed envelope or otherwise deliver it in person or by courier to the 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department, on or before 3:00 p.m. (Toronto time) on June 12, 2003, or if the Roseland Meeting is adjourned, by 3:00 p.m. (Toronto time) on the second business day prior to the date on which the Roseland Meeting is reconvened.

Calgary, Alberta
May 15, 2003

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Gordon Harris
President and Chief Executive Officer

1

Rival Energy Inc.

NOTICE OF RIVAL ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Rival Meeting") of the holders ("Rival Shareholders") of the outstanding common shares (the "Rival Shares") of Rival Energy Inc. ("Rival") will be held at The Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta at 9:00 a.m. (Calgary time) on June 16, 2003 for the following purposes:

1. to consider and, if deemed fit, pass a special resolution, substantially in the form attached as Schedule D of the accompanying joint information circular (the "Joint Circular") of Rival and Roseland Resources Ltd. ("Roseland") approving the amalgamation (the "Amalgamation") under the *Business Corporations Act* (Alberta) (the "ABCA") of Rival and 1033455 Alberta Ltd. ("Newco"), a wholly owned subsidiary of Roseland, pursuant to which:

   (a) each issued and outstanding common share of Rival ("Rival Shares") (other than Rival Shares held by Newco) will be exchanged for one Roseland Share; and

   (b) each issued and outstanding common share of Newco will be converted into one common share of the corporation formed by the amalgamation of Newco and Rival.

2. to receive the consolidated financial statements of Rival together with the auditor's report thereon for the year ended December 31, 2002.

3. to appoint auditors of Rival until the Amalgamation becomes effective.

4. to elect seven directors of Rival to hold office until the Amalgamation becomes effective, or if the Amalgamation does not become effective, until the next annual meeting of Rival Shareholders or until their successors are elected or appointed.

5. to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Joint Circular contains detailed information concerning Rival, Roseland, Newco and the Amalgamation and should be carefully reviewed by Rival Shareholders.

Pursuant to the ABCA, registered Rival Shareholders have the right to dissent and be paid fair value for their Rival Shares in respect of the Amalgamation. This right is described in the Joint Circular. Failure to comply strictly with the requirements set forth in the ABCA may result in the loss of any right to dissent.

Only holders of Rival Shares at the close of business on May 16, 2003 (the "Record Date") are entitled to notice of the Rival Meeting or any adjournment or adjournments thereof and to vote thereat unless, after the Record Date, a holder of record transfers his Rival Shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests not later than 10 days before the Rival Meeting that the transferee's name be included in the list of Rival Shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the Rival Meeting.

Rival Shareholders may vote in person at the Rival Meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a Rival Shareholder) as their proxy to attend and vote in their place. Rival Shareholders unable to be present at the Rival Meeting are requested to date and sign the enclosed form of proxy and return it to Computershare Trust Company of Canada, in the enclosed envelope or otherwise deliver it in person or by courier to the 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department, on or before 3:00 p.m. (Toronto time) on June 12, 2003, or if the Rival Meeting is adjourned, by 3:00 p.m. (Toronto time) on the second business day prior to the date on which the Rival Meeting is reconvened.

Calgary, Alberta
May 15, 2003

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Colin F. Ogilvy
President and Chief Executive Officer

GLOSSARY OF TERMS

Unless the context indicates otherwise, the terms set forth below shall have the meanings set forth below when used in this Joint Circular and the Schedules attached thereto.

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

"**Acquisition Proposal**" means, when used in connection with Roseland or Rival, a proposal or offer by a third party, whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of the corporation, or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding voting shares of the corporation, whether by an arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale of shares in the capital of the corporation, tender offer or exchange offer or similar transaction involving the corporation, including without limitation any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of the corporation or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting securities of the corporation (other than the transactions contemplated by the Merger Agreement).

"**Amalco**" means the corporation under the ABCA which will result from the amalgamation of Rival and Newco.

"**Amalgamation**" means the amalgamation of Rival and Newco to form Amalco pursuant to the Merger Agreement.

"**Articles of Amalgamation**" means the articles of amalgamation to be filed under the ABCA giving effect to the Amalgamation.

"**Articles of Amendment**" means the articles of amendment to be filed under the ABCA giving effect to the Share Consolidation and the Name Change as part of the Reorganization.

"**Business Day**" means, with respect to any action to be taken, any day, other than Saturday, Sunday or statutory holiday in the place where such action is to be taken.

"**Computershare**" means Computershare Trust Company of Canada.

"**Depositary**" means Computershare, at the offices specified in the Letter of Transmittal.

"**Dissenting Rival Shareholders**" means Rival Shareholders whose shares are registered in their names on the shareholders' register of Rival and who validly exercise the rights of dissent provided to them under the ABCA.

"**Effective Date**" means the date shown on the certificate of amalgamation to be issued in respect of the Amalgamation, which is anticipated to be on or about June 16, 2003.

"**Effective Time**" means the time at which the Amalgamation becomes effective on the Effective Date.

"**Election**" means the election at the Roseland Meeting of four directors to the Roseland board consisting of two nominees of Rival and two nominees of Roseland, such election to become effective on completion of the Amalgamation on the Effective Date.

"**Joint Circular**" means this joint management information circular dated May 15, 2003 of Roseland and Rival furnished in connection with the solicitation of proxies for use at the Roseland Meeting and the Rival Meeting.

"**Letter of Transmittal**" means the letter of transmittal to be sent to Roseland Shareholders upon the Merger becoming effective.

"**Merger**" means the business combination of Roseland and Rival to be effected pursuant to the Merger Agreement, through the Amalgamation and the Reorganization.

"**Merger Agreement**" means the merger agreement dated April 25, 2003, as amended by an amending agreement dated May 13, 2003, among Rival, Roseland and Newco pursuant to which the proposed Amalgamation and Reorganization would proceed, a copy of which is attached as Schedule E to this Joint Circular.

"**Name Change**" means the change of name of Roseland from Roseland Resources Ltd. to Rival Energy Ltd.

"**Newco**" means 1033455 Alberta Ltd., a corporation incorporated under the ABCA and a wholly owned subsidiary of Roseland.

"**Newco Shares**" means common shares in the capital of Newco.

"**New Rival**" means Rival Energy Ltd., which is Roseland Resources Ltd. after the Merger.

"**New Rival Shares**" means the common shares of New Rival after the Merger, including the Share Consolidation.

"**Record Date**" means May 16, 2003.

"**Reorganization**" means, in respect of Roseland, the Share Consolidation, Name Change, Election and Share Issuance.

"**Rival**" means Rival Energy Inc., a corporation incorporated under the ABCA.

"**Rival Meeting**" means the annual and special meeting of the Rival Shareholders to be held on June 16, 2003 to which this Joint Circular relates.

"**Rival Options**" means options to acquire Rival Shares.

"**Rival Shares**" means common shares in the capital of Rival.

"**Rival Shareholders**" means holders of Rival Shares.

"**Roseland**" means Roseland Resources Ltd., a corporation incorporated under the ABCA.

"**Roseland Meeting**" means the annual and special meeting of the Roseland Shareholders to be held on June 16, 2003 to which this Joint Circular relates.

"**Roseland Shares**" means common shares in the capital of Roseland.

"**Roseland Shareholders**" means holders of Roseland Shares.

"**Schedules**" means the schedules to this Joint Circular which are incorporated herein and form part of this Joint Circular.

"**Share Consolidation**" means the changing of each five issued Roseland Shares, before giving effect to the Amalgamation, into one Roseland Share.

"**Share Issuance**" means the issuance of Roseland Shares, after giving effect to the Share Consolidation, to the Rival Shareholders in accordance with the terms and conditions of the Merger Agreement.

"**Superior Proposal**" means, when used in connection with Roseland or Rival, any bona fide written Acquisition Proposal which the corporation's board of directors determines, acting reasonably and in good faith and after consultation with its financial advisors, constitutes a commercially feasible transaction which would be carried out within a time frame that is reasonable in the circumstances, for which adequate financial arrangements have been or would reasonably be expected to be made and which would, if consummated, be superior to the Amalgamation from a financial point of view to the holders of shares of Roseland or Rival.

"**Tax Act**" means the *Income Tax Act* (Canada) R.S.C. 1985, c.1 (5th Supp.), as amended.

"**TSXV**" means the TSX Venture Exchange.

"**U.S.**" and "**US**" means United States of America.

INFORMATION FOR UNITED STATES SHAREHOLDERS

This Joint Circular has been prepared in accordance with disclosure requirements in Canada. Roseland Shareholders and Rival Shareholders in the U.S. should be aware that such requirements are different than those of the U.S. applicable to registration statements under the U.S. *Securities Act of 1933* and proxy statements under the U.S. *Securities Exchange Act of 1934*. The financial statements and pro forma and historical financial information included herein have been prepared in accordance with Canadian generally accepted accounting principles, which differ from U.S. generally accepted accounting principles in certain material respects, and thus are not comparable in all respects to financial statements and pro forma and historical financial information of U.S. companies. Likewise, information concerning oil and gas properties and operations of Roseland and Rival has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for U.S. companies.

Enforcement by Roseland Shareholders and Rival Shareholders of civil liabilities under the U.S. securities laws may be affected adversely by the fact that Roseland and Rival are organized under the laws of a jurisdiction outside the U.S., that some or all of their officers and directors are residents of countries other than the U.S., that some of the experts named in this Joint Circular are residents of countries other than the U.S., and that all or a substantial portion of the assets of Roseland and Rival and such persons may be located outside the U.S..

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas	
bbl or bbls	barrel or barrels	mcf	thousand cubic feet
mbbls	thousand barrels	mmcf	million cubic feet
bbls/d	barrels of oil per day	bcf	billion cubic feet
mmbbls	million barrels	mcf/d	thousand cubic feet per day
NGLs	natural gas liquids	mmcf/d	million cubic feet per day
		MMBTU	million British Thermal Units

Other

BOE means barrel of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one bbl of oil, unless otherwise specified. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.

BOE/d barrels of oil equivalent per day.

MBOE means thousand barrels of oil equivalent.

WTI means West Texas Intermediate.

API means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.

11

CONVERSION

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply by
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
feet	Metres	0.305
metres	Feet	3.281
miles	Kilometres	1.609
kilometres	Miles	0.621
acres	Hectares	0.405
hectares	Acres	2.471

SUMMARY

The following is a summary of the contents of this Joint Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements contained in this Joint Circular, including the Schedules which are incorporated herein and form part of this Joint Circular. Certain terms used herein and not otherwise defined are defined in the glossary of terms.

Roseland and Rival

Roseland is a junior natural resource company actively involved in the exploration for and the acquisition, development and production of oil and gas in Alberta. Rival is a junior natural resource company with interests in properties located in Saskatchewan and Alberta.

The Merger

Roseland and Rival have agreed to merge their business and operations through the amalgamation of Newco and Rival and the reorganization of Roseland. In accordance with the Amalgamation, Newco and Rival have agreed to amalgamate to form Amalco, which will be a wholly-owned subsidiary of Roseland upon completion of the Amalgamation. In connection with the Amalgamation, each issued and outstanding Rival Share (other than Rival Shares held by Newco) will be exchanged for one Roseland Share (post-Share Consolidation).

As part of the Merger transaction, subject to approval by the Roseland Shareholders at the Roseland Meeting and subject to the approval of the Amalgamation by Rival Shareholders at the Rival Meeting, Roseland has agreed to reorganize through the consolidation of its outstanding common shares on a five-for-one basis, the changing of its name to "Rival Energy Ltd.", the issuance of Roseland Shares in exchange for Rival Shares and the election of the directors of Roseland to hold office upon the Merger becoming effective.

The Amalgamation will result in all former Roseland Shareholders and Rival Shareholders, other than Newco and Dissenting Rival Shareholders, holding common shares of New Rival (formerly Roseland).

Upon completion of the Merger, the board of directors of New Rival will be comprised of two nominees of each of Roseland and Rival. It is intended that a fifth director, to be determined by the board of directors of New Rival, will be appointed following the completion of the Merger. New Rival will be managed by the existing Rival management team.

Background to the Merger

Roseland has since its inception pursued the acquisition of companies and properties to increase its critical mass as well as to acquire properties with exploration and exploitation potential. During the last year, Roseland has reviewed a number of possible acquisition and merger transactions in order to achieve internal growth targets.

Rival was reorganized and recapitalized in 2002 with new management and approximately $6,500,000 of new capital. Rival has, since its reorganization and recapitalization, also pursued the acquisition of oil and gas companies and properties.

In early 2003, Roseland and Rival discussed the possibility of a business combination. In February, Roseland and Rival entered into a confidentiality agreement in order to exchange non-public information relating to each company, and through March, 2003, management of Rival and management of Roseland discussed the terms of a possible business combination. The combination of available cash and exploration lands within Rival and the availability of producing assets with exploitation and exploration opportunities within Roseland led both parties to negotiate a merger agreement.

On April 7, 2003, Roseland and Rival entered into a letter of intent to negotiate a formal agreement for a share exchange merger on the basis of one Rival share for each five Roseland shares. Pursuant to the letter, it was agreed that the merger would be structured in the most advantageous manner for both parties, giving consideration to tax and regulatory implications, with the new board of directors to consist of nominees from each company, and senior management to consist of the senior management of Rival. The letter provided that formal agreement was subject to completion of due diligence, each company receiving a fairness opinion from its financial advisor and the board of directors of each company approving the formal agreement. The letter of intent was announced by joint press release on April 8, 2003.

Rival and Roseland, with the assistance of their legal advisors, proceeded with further due diligence investigations of each other and with negotiation of a formal agreement. On April 25, 2003, Rival and Roseland entered into the Merger Agreement. Prior to doing so, the board of directors of each company reviewed drafts of the Merger Agreement, received a verbal opinion from its financial advisor that the share exchange ratio offered under the Merger is fair, from a financial point of view, to the shareholders of that company, and unanimously approved the Merger Agreement.

Benefits of the Merger

The Boards of Directors of Roseland and Rival believe there are a number of benefits resulting from the Merger including the following:

(a) the combined operations of Roseland and Rival will be stronger than either company alone, enabling New Rival to more effectively undertake and complete the development, production and marketing of oil and natural gas under a variety of economic conditions.

(b) the financial strength and size of New Rival should provide improved liquidity for New Rival shareholders by virtue of the increase in consolidated market capitalization.

(c) the financial strength and size of New Rival should provide greater access to capital markets to finance acquisition and development opportunities.

(d) the financial strength of New Rival will enable it to explore and develop Roseland's oil and gas prospects sooner than Roseland had planned.

(e) the combined business of Roseland and Rival is expected to be conducted on a more cost effective basis.

Opinion of Financial Advisors

Rival

Griffiths McBurney & Partners has acted as financial advisor to Rival in connection with the Merger. In the opinion of Griffiths McBurney & Partners, the consideration offered under the Amalgamation is fair, from a financial point of view, to the Rival Shareholders. See "Opinions of Financial Advisors" in this Joint Circular.

Roseland

Jennings Capital Inc. has acted as financial advisor to Roseland in connection with the Merger. In the opinion of Jennings Capital Inc., the share exchange ratio offered under the Merger is fair, from a financial point of view, to the Roseland Shareholders. See "Opinions of Financial Advisors" in this Joint Circular.

Key Approvals and Conditions Precedent

In order for the Merger to become effective, the special resolution approving the Amalgamation must be passed by not less than 66 2/3% of the votes cast by Rival Shareholders, present in person or by proxy, at the Rival Meeting. In addition, in order for the Merger to become effective, the special resolutions approving the Share Consolidation and Name Change must be passed by not less than 66 2/3% of the votes cast by Roseland Shareholders, present in person or by proxy, at the Roseland Meeting and the resolutions approving the Share Issuance and Election must be passed by greater than 50% of the votes cast by Roseland Shareholders, present in person or by proxy, at the Roseland Meeting.

In addition, the obligations of Roseland, Rival and Newco to complete the Merger are subject to the completion of all necessary regulatory reviews, rulings, orders, consents and approvals required under applicable legislation and certain other conditions set forth in the Merger Agreement, a copy of which is attached as Schedule E to this Joint Circular.

Voting Support Agreements

Each of the directors and senior officers of Roseland have agreed to vote the Roseland Shares owned or controlled by them as at the Record Date in favour of the resolutions approving the Reorganization, representing approximately 25.7 % of the issued and outstanding Roseland Shares as of the date hereof.

Each of the directors and senior officers of Rival have agreed to vote the Rival Shares owned or controlled by them as at the Record Date in favour of the resolution approving the Amalgamation, representing approximately 25% of the issued and outstanding Rival Shares as of the date hereof.

Rights of Dissenting Rival Shareholders

A Rival Shareholder is entitled to dissent in respect of the Amalgamation in accordance with Section 191 of the ABCA. Strict compliance with the provisions of Section 191 is required in order to exercise the right to dissent. Provided the Amalgamation becomes effective, each Dissenting Rival Shareholder will be entitled to be paid the fair value of his or her Rival Shares in respect of which such shareholder dissents in accordance with Section 191 of the ABCA. **Persons who are beneficial owners of Rival Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such Rival Shares are entitled to dissent.** Accordingly, a beneficial owner of Rival Shares desiring to exercise his or her right to dissent must make arrangements for the Rival Shares beneficially owned by such person to be registered in his or her name, or alternatively, make arrangements for the registered holder of its Rival Shares to dissent on his or her behalf. See Schedule K to this Joint Circular for the full text of Section 191 and see "The Merger-Rights of Dissenting Rival Shareholders".

The Merger Agreement provides that it is a condition to completion of the Amalgamation that holders of not more than 10% of the outstanding Rival Shares exercise their right of dissent.

The Amalgamation and the Reorganization are subject to certain other conditions set forth in the Merger Agreement, a copy of which is attached as Schedule E to this Joint Circular.

Exchange of Share Certificates

Certificates representing Rival Shares will not be exchanged as a result of the Merger. After the Effective Date, certificates formerly representing Rival Shares (other than certificates representing Rival Shares held by Newco and Dissenting Rival Shareholders) will represent New Rival Shares.

After the Effective Date, certificates formerly representing Roseland Shares will represent only the right to receive New Rival Shares. As soon as practicable following the Effective Date, the Depositary will send to each former registered holder of Roseland Shares, a Letter of Transmittal pursuant to which Roseland Shareholders will be entitled to receive certificates representing New Rival Shares in exchange for the certificates representing the Roseland Shares (following the Share Consolidation and Merger), upon delivery of the certificates representing the Roseland Shares, together with the Letter of Transmittal properly completed, to the Depositary, in accordance with the instructions contained in the Letter of Transmittal.

Selected Financial and Operational Information

The following tables set out certain financial and operational information for Roseland and Rival and pro forma consolidated financial and operational information for New Rival after giving effect to the Merger and certain other adjustments as at and for the year ended December 31, 2002. **The following information should be read in conjunction with the Unaudited Pro Forma Consolidated Financial Statements of Roseland set forth at Schedule H to this Joint Circular.**

Financial Information

	For the Year Ended December 31, 2002		
	Roseland	**Rival**	**Pro Forma Consolidated**
	(audited)	(audited)	(unaudited)
Revenue	5,137,859	84,998	5,222,857
Funds from operations	2,280,013	(209,884)	1,745,129
Per share	0.08	(0.06)	0.12
Net Income (loss)	681,104	(225,984)	130,120
Per share	0.02	(0.06)	0.01
Total Assets	12,545,027	8,012,598	20,175,688
Cash and Short Term Deposits	98,420	5,943,753	6,042,173
Capital Expenditures	2,606,287	1,072,725	3,679,012
Bank loan and convertible debentures	5,720,000	-	5,720,000
Shares outstanding	36,071,170	7,435,045	14,663,279
Weighted average	28,635,611	3,679,315	14,663,279

Operational Information

	For the Year Ended December 31, 2002		
	Roseland	**Rival**	**Pro Forma Consolidated**
	(unaudited)	(unaudited)	(unaudited)
Barrels of oil per day	353	7	360
Oil price per barrel	33.92	32.74	33.89
Mcf of gas per day	1,463	-	1,463
Price per mcf	4.13	-	4.13
Royalty rate	21.6%	3.9%	21.3%
Production cost per boe (gas at 6:1)	7.65	17.76	7.77
DD&A rate (gas at 6:1)	7.34	5.92	7.32

Canadian Federal Income Tax Considerations Applicable to Rival Shareholders

The Joint Circular contains a general summary of the principal Canadian federal income tax consequences of the Merger generally applicable to Rival Shareholders who, for purposes of the Tax Act and at all relevant times, are residents of Canada, deal at arm's length with Roseland, Rival and Newco and hold their Rival Shares as capital property.

A Rival Shareholder who, on the Merger, exchanges Rival Shares for New Rival Shares will realize neither a capital gain nor a capital loss on the exchange.

The foregoing summary is of general nature only and is qualified in its entirety by the summary of Canadian federal income tax considerations contained in this Joint Circular. See "The Merger - Canadian Federal Income Tax

Considerations". **All holders should consult their own tax advisers for advice with respect to their own particular circumstances.**

Stock Exchange Listing

The Roseland Shares are listed on the TSXV. Roseland has applied for approval from the TSXV for the Share Consolidation, the Name Change and the listing of the New Rival Shares to be issued to Rival Shareholders pursuant to the Merger. Approval of the Share Consolidation, the Name Change and the listing of the New Rival Shares to be issued will be subject to the fulfilment of all of the requirements of the TSXV.

Timing

It is anticipated that the Merger will become effective after the requisite Roseland Shareholder, Rival Shareholder and regulatory approvals have been obtained and all other conditions to the Amalgamation and Reorganization have been satisfied or waived. It is anticipated that the Merger will become effective on or about June 16, 2003.

Other Business at the Roseland Meeting

This Joint Circular also contains the information relating to the regular annual meeting business of Roseland, namely, the receipt of Roseland's consolidated financial statements, the appointment of auditors and the election of directors to hold office until the Merger becomes effective, or if the Merger does not become effective, to hold office until the next annual meeting of Roseland Shareholders or until their successors are elected or appointed.

Other Business at the Rival Meeting

This Joint Circular also contains the information relating to the regular annual meeting business of Rival, namely, the receipt of Rival's consolidated financial statements, the appointment of auditors and the election of directors to hold office until the Merger becomes effective, or if the Merger does not become effective, to hold office until the next annual meeting of Rival Shareholders or until their successors are elected or appointed.

Management of New Rival

Senior management of New Rival will be comprised of the existing management of Rival. The Merger Agreement provides that Roseland shall arrange for the resignations of certain directors, officers and employees of Roseland prior to the Effective Date.

PROXY AND VOTING MATTERS

Solicitation of Proxies

This Joint Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of each of Roseland and Rival for use at the Roseland Meeting and the Rival Meeting, respectively. Directors, officers and employees of each of Roseland and Rival may, for no additional compensation, solicit proxies for the Roseland Meeting and Rival Meeting, respectively, by telephone, telecopy, mail or other communication. Payments could also be made to brokers or nominees holding shares in their names or in the names of their principals for their reasonable expenses in sending solicitation material to their principals.

Appointment and Revocation of Proxies

Accompanying this Joint Circular are, in the case of Roseland Shareholders, a form of proxy printed on GREEN paper for use at the Roseland Meeting and in the case of Rival Shareholders, a form of proxy printed on BLUE paper for use at the Rival Meeting.

Voting of Registered Holders of Roseland Shares or Rival Shares

All properly executed forms of proxy of Roseland Shareholders must be received by Computershare using the enclosed postage prepaid self-addressed envelope, or by otherwise delivering it, to Computershare at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department in all cases no later than 3:00 p.m. (Toronto time) on June 12, 2003 or, if the Roseland Meeting is adjourned, by 3:00 p.m. (Toronto time) on the second business day prior to the date on which the Roseland Meeting is reconvened.

All properly executed forms of proxy of Rival Shareholders must be received by Computershare using the enclosed postage prepaid self-addressed envelope, or by otherwise delivering it, to Computershare at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department in all cases no later than 3:00 p.m. (Toronto time) on June 12, 2003 or, if the Rival Meeting is adjourned, by 3:00 p.m. (Toronto time) on the second business day prior to the date on which the Rival Meeting is reconvened.

The form of proxy must be signed by the securityholder or the securityholder's attorney authorized in writing. If such securityholder is a corporation, the form of proxy must be executed under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as executors, administrators, or trustees should so indicate and must provide a true copy of the document establishing their authority. A partnership should sign in the partnership name by an authorized person(s).

The persons designated in the forms of proxy furnished by Roseland are directors or officers of Roseland. The persons designated in the form of proxy furnished by Rival are directors or officers of Rival. **A securityholder submitting a form of proxy has the right to appoint a person (who need not be a securityholder) other than any person designated in the forms of proxy furnished by Roseland or Rival to attend and act for them and on their behalf at the Roseland Meeting or the Rival Meeting, as the case may be, at which they are entitled to vote. To exercise this right, the securityholder must insert the name of the desired representative in the blank space provided in the form of proxy or may submit another appropriate form of proxy.**

The forms of proxy furnished by Roseland and Rival, where the securityholder specifies a choice with respect to the resolutions to be voted upon at the Roseland Meeting or the Rival Meeting, as the case may be, will be voted on or withheld from voting on any ballot in accordance with the instructions contained therein. Where no choice is specified, the form of proxy will be voted "FOR" each of the resolutions to be voted upon in respect of the matters set forth in the respective Notices of Meetings. The persons appointed under the forms of proxy furnished by Roseland and Rival are conferred discretionary authority with respect to amendments to those matters specified in the forms of proxy or other matters which may properly come before the Roseland Meeting or the Rival Meeting, respectively. At the time of the printing of this Joint Circular, the management of each of Roseland and Rival know of no such amendment or other matter except as disclosed in this Joint Circular. If any matters which are not now known should properly come before the Roseland

Meeting or the Rival Meeting, the persons named in the enclosed forms of proxy will vote on such matters in accordance with their best judgment.

A form of proxy may be revoked by the person giving it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Roseland Meeting or the Rival Meeting, at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the securityholder or the securityholder's attorney, authorized in writing, or if the securityholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited with the Corporate Secretary of Roseland or Rival, as the case may be, or their respective transfer agents at the registered office of Roseland or Rival, as the case may be, no later than the close of business, local time, on the day (excluding Saturdays, Sundays and statutory holidays) before the Roseland Meeting or the Rival Meeting, respectively, or, if such meeting is adjourned, on the day (excluding Saturdays, Sundays and statutory holidays) before it is reconvened, or with the Chairman of the meeting immediately prior to such meeting, or any reconvened meeting, and upon either of such deposits the proxy is revoked.

Advice to Beneficial Owners of Roseland Shares or Rival Shares

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold shares in their own name. Shareholders who hold Roseland Shares or Rival Shares through their brokers, intermediaries, trustees or other persons or who otherwise do not hold their Roseland Shares or Rival Shares in their own name (referred to in this section as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of Roseland or Rival, as the case may be, may be recognized and acted upon at the Roseland Meeting and Rival Meeting, respectively. If Roseland Shares or Rival Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those shares will not be registered in the Beneficial Shareholder's name on the records of Roseland or Rival, as the case may be. Such shares will more likely be registered under the names of the broker or an agent of that broker. In Canada, the vast majority of shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers, agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers, agents and nominees are prohibited from voting shares for the brokers' clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Roseland Shares or Rival Shares are communicated to the appropriate person by the appropriate time.**

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Each intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders to ensure that their Roseland Shares or Rival Shares, as applicable, are voted at the appropriate meeting. The purpose of the form of proxy or voting instruction form supplied to a Beneficial Shareholder by its broker, agent or nominee is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically supplies a voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP or follow specified telephone or internet voting procedures. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Roseland Meeting or Rival Meeting. **A Beneficial Shareholder receiving a voting instruction form from ADP cannot use that form to vote Roseland Shares or Rival Shares directly at the respective meeting. The voting instruction forms must be returned to ADP or the telephone or internet procedures completed well in advance of the respective meeting in order to have such shares voted.**

Although Beneficial Shareholders may not be recognized directly at the appropriate meeting for the purpose of voting shares registered in the name of their broker, agent or nominee, a Beneficial Shareholder may attend at the appropriate meeting as proxyholder for the registered shareholder and vote the Roseland Shares or Rival Shares, as the case may be, in that capacity. Beneficial Shareholders who wish to attend at the appropriate meeting and indirectly vote their Roseland Shares or Rival Shares, as the case may be, as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy or voting instruction form provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the appropriate meeting.

Voting and Record Date

Each Roseland Shareholder of record at the close of business on May 16, 2003 will be entitled to receive notice of the Roseland Meeting. Each such shareholder will be entitled to vote at the Roseland Meeting, in accordance with the provisions set out below, unless such shareholder transfers the ownership of any of the Roseland Shares held by that shareholder after the Record Date and the transferee of those shares establishes that such transferee owns the shares and demands to Roseland's transfer agent at the address referred to in this Joint Circular, not later than 10 days before the Roseland Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Roseland Meeting.

Each Rival Shareholder of record at the close of business on May 16, 2003 will be entitled to receive notice of the Rival Meeting. Each such shareholder will be entitled to vote at the Rival Meeting, in accordance with the provisions set out below, unless such shareholder transfers the ownership of any of the Rival Shares held by that shareholder after the Record Date and the transferee of those shares establishes that such transferee owns the shares and demands to Rival's transfer agent at the address referred to in this Joint Circular, not later than 10 days before the Rival Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Rival Meeting.

The Roseland Meeting and Rival Meeting will be held and conducted in accordance with the ABCA and the by-laws of Roseland and Rival, as applicable.

Roseland proxies and Rival proxies will be counted and tabulated by Computershare in such a manner as to preserve the confidentiality of individual securityholder votes, except: (a) as necessary to meet the applicable legal requirements; (b) in the event of a proxy contest; or (c) in the event such securityholder has made a written comment on the form of proxy.

There were 36,071,170 Roseland Shares outstanding as at May 13, 2003. With respect to voting on the resolutions at the Roseland Meeting or on other matters properly coming before the Roseland Meeting, each Roseland Shareholder is entitled to one vote for each Roseland Share held. Management of Roseland is not aware of any person owning, beneficially, directly or indirectly, or exercising control or direction over more than 10% of the Roseland Shares, other than John J. Fleming, a director of Roseland, who held 7,887,500 Roseland Shares, representing 21.9% of the outstanding Roseland Shares, as at May 13, 2003.

There were 7,435,045 Rival Shares outstanding as at May 13, 2003. With respect to voting on the resolutions at the Rival Meeting or on other matters properly coming before the Rival Meeting, each Rival Shareholder is entitled to one vote for each Rival Share held. Management of Rival is not aware of any person owning, beneficially, directly or indirectly, or exercising control or direction over more than 10% of the Rival Shares, other than Libra Fund L.P., which held 1,101,500 Rival Shares, representing 14.8% of the outstanding Rival Shares, as at May 13, 2003.

THE MERGER

General

On April 25, 2003, Roseland, Rival and Newco entered into an agreement providing for the merger of Roseland and Rival through the amalgamation of Newco and Rival (the "Amalgamation") and the reorganization of Roseland (the "Reorganization"). Under the terms of the Merger Agreement, Roseland has agreed, subject to the approval of the Roseland Shareholders and subject to the approval of the Amalgamation by Rival Shareholders at the Rival Meeting, to reorganize Roseland through the consolidation of the outstanding Roseland Shares on a five-for-one basis, the changing of Roseland's name to "Rival Energy Ltd.", the issuance of Roseland Shares in exchange for Rival Shares and the election of directors of Roseland to hold office following the Merger. In accordance with the terms of the Merger Agreement, Rival and Newco will amalgamate to form Amalco and in connection with the Amalgamation, each issued and outstanding Rival Share (other than Rival Shares held by Newco) will be exchanged for one Roseland Share (post-Share Consolidation). Upon completion of the Merger, Amalco will be a wholly-owned subsidiary of Roseland and will operate under the name "Rival Resources Inc."

Upon completion of the Amalgamation, all former Roseland Shareholders and Rival Shareholders, other than Newco and Dissenting Rival Shareholders, will hold common shares of Rival Energy Ltd. ("New Rival") (formerly Roseland).

Background to the Merger

Roseland has since its inception pursued the acquisition of companies and properties to increase its critical mass as well as to acquire properties with exploration and exploitation potential. During the last year, Roseland has reviewed a number of possible acquisition and merger transactions in order to achieve internal growth targets.

Rival was reorganized and recapitalized in 2002 with new management and approximately $6,500,000 of new capital. Rival has, since its reorganization and recapitalization, also pursued the acquisition of oil and gas companies and properties.

In early 2003, Roseland and Rival discussed the possibility of a business combination. In February, Roseland and Rival entered into a confidentiality agreement in order to exchange non-public information relating to each company, and through March, 2003, management of Rival and management of Roseland discussed the terms of a possible business combination. The combination of available cash and exploration lands within Rival and the availability of producing assets with exploitation and exploration opportunities within Roseland led both parties to negotiate a merger agreement.

On April 7, 2003, Roseland and Rival entered into a letter of intent to negotiate a formal agreement for a share exchange merger on the basis of one Rival share for each five Roseland shares. Pursuant to the letter, it was agreed that the merger would be structured in the most advantageous manner for both parties, giving consideration to tax and regulatory implications, with the new board of directors to consist of nominees from each company, and senior management to consist of the senior management of Rival. The letter provided that formal agreement was subject to completion of due diligence, each company receiving a fairness opinion from its financial advisor and the board of directors of each company approving the formal agreement. The letter of intent was announced by joint press release on April 8, 2003.

Rival and Roseland, with the assistance of their legal advisors, proceeded with further due diligence investigations of each other and with negotiation of a formal agreement. On April 25, 2003, Rival and Roseland entered into the Merger Agreement. Prior to doing so, the board of directors of each company reviewed drafts of the Merger Agreement, received a verbal opinion from its financial advisor that, in the case of Roseland, the share exchange ratio offered under the Merger is fair, from a financial point of view, to the shareholders of Roseland and, in the case of Rival, the consideration offered under the Amalgamation is fair, from a financial point of view, to the shareholders of Rival, and unanimously approved the Merger Agreement.

Benefits of the Merger

The Boards of Directors of Roseland and Rival believe there are a number of benefits resulting from the Merger including the following:

(a) the combined operations of Roseland and Rival will be stronger than either company alone, enabling New Rival to more effectively undertake and complete the development, production and marketing of oil and natural gas under a variety of economic conditions.

(b) the financial strength and size of New Rival should provide improved liquidity for New Rival shareholders by virtue of the increase in consolidated market capitalization.

(c) the financial strength and size of New Rival should provide greater access to capital markets to finance acquisition and development opportunities.

(d) the financial strength of New Rival will enable it to explore and develop Roseland's oil and gas prospects sooner than Roseland had planned.

(e) the combined business of Roseland and Rival is expected to be conducted on a more cost effective basis.

Merger Agreement

The Merger, consisting of the Amalgamation and the Reorganization, will be effected in accordance with the Merger Agreement, a copy of which is attached as Schedule E to this Joint Circular.

The Merger Agreement contains certain representations and warranties made by each of Rival, Roseland and Newco in respect of their assets, liabilities, capital, financial position and operations. In addition, each of Rival and Roseland provide covenants which govern the conduct of their operations and affairs prior to the completion of the Merger.

The Merger Agreement contains a number of conditions precedent to the obligations of Rival, Roseland and Newco thereunder. Unless all of such conditions are satisfied or waived by the party or parties for whose benefit such conditions exist, to the extent they may be capable of waiver, the Merger will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all. The conditions to the Merger becoming effective are set out in the Merger Agreement. Upon the conditions being fulfilled or waived, Articles of Amalgamation are required to be filed under the ABCA to give effect to the Amalgamation and Articles of Amendment are required to be filed under the ABCA to give effect to the Share Consolidation and Name Change as part of the Reorganization.

The Merger Agreement may, prior to the Effective Date, be terminated by mutual agreement of Rival and Roseland and in certain circumstances, by either Roseland or Rival. Specifically, the Merger Agreement may be terminated if more than 10% of the Rival Shareholders dissent to the proposed Amalgamation. The Merger Agreement may also be terminated in certain other circumstances set forth in the Merger Agreement.

Roseland and Rival have agreed to immediately terminate and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations with any other parties conducted within the six month period prior to the date of the Merger Agreement by such parties, or their respective officers, directors, employees, financial advisors, legal counsel, representatives or agents ("Representatives"), with respect to any Acquisition Proposal.

In addition, each of Roseland and Rival has agreed that it will not, and will not authorize or permit any of its Representatives to, directly or indirectly:

(a) solicit, initiate or encourage, or engage in any discussions or negotiations or participate in or take any other action in respect of, or which may reasonably be expected to lead to, an Acquisition Proposal in respect of such corporation;

(b) provide or furnish to any party any information concerning such corporation and its business, properties and assets in respect of, or which may reasonably be expected to lead to, an Acquisition Proposal in respect of such corporation;

(c) accept, recommend, approve or enter into any agreement to implement an Acquisition Proposal in respect of such corporation; or

(d) release any party from any confidentiality or standstill agreement between such corporation and such party or amend any such agreement;

provided however each of Roseland and Rival may:

(e) engage in discussions or negotiations with any party who (without any solicitation, initiation or encouragement, directly or indirectly, by such corporation or its Representatives) seeks to initiate such discussions or negotiations, provide or furnish such party with information concerning such corporation and its business, properties and assets and participate in or take any other action if such party has first made a bona fide written Acquisition Proposal in respect of such corporation and the board of directors of such corporation determines such Acquisition Proposal is a Superior Proposal in respect of such corporation and further determines in good faith, after considering applicable law and receiving the advice of legal counsel, that such action is appropriate in order for the board of directors of such corporation to act in a manner consistent with its fiduciary duties under applicable law;

(f) comply with applicable rules under securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to the shareholders of such corporation; or

(g) accept, recommend, approve or enter into any agreement to implement a Superior Proposal in respect of such corporation and release the party making the Superior Proposal from any standstill provisions, but only if prior to such acceptance, recommendation, approval or entering into of an agreement or release, the board of directors of such corporation shall have concluded in good faith, after considering the provisions of applicable laws and any amendments which the other party hereto may have proposed to the Merger Agreement and after receiving the advice of counsel that such action is appropriate in order for the board of directors of such corporation to act in a manner consistent with its fiduciary duties under applicable law.

Neither Roseland nor Rival nor their respective Representatives shall provide or furnish any information to any party in accordance with the foregoing unless such corporation shall have entered into a confidentiality agreement with such party on appropriate terms and conditions following which such corporation shall immediately provide the other party with any information provided to any such third party and which had not previously been provided to the other party. Upon receipt of a bona fide written Acquisition Proposal in respect of such corporation which the board of directors of such corporation has determined is a Superior Proposal in respect of such corporation, such corporation agrees to provide immediate notice thereof to the other party hereto and shall provide the other party hereto with a copy of any such Superior Proposal and any amendments thereto and shall confirm the determination of the board of directors of such corporation that such Acquisition Proposal constitutes such Superior Proposal. For a period of 48 hours from the time that such corporation provides a copy of such Superior Proposal to the other party, the board of directors of such corporation agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal or release the party making the Superior Proposal from any standstill provisions.

In the event that (and provided there is not a material breach or non-performance by Rival of a material provision of the Merger Agreement):

(a) another Acquisition Proposal in respect of Roseland has been publicly announced and not withdrawn prior to the Effective Date and such Acquisition Proposal is subsequently completed within 12 months of the date hereof;

(b) the board of directors of Roseland has failed to recommend the approval of the Share Consolidation, Share Issuance, Election or Name Change or has failed to publicly reaffirm its recommendation of the Share Consolidation, Share Issuance, Election or Name Change within 10 days of the public announcement of another *bona fide* Acquisition Proposal in respect of Roseland, or in either case shall have resolved not to do so;

(c) the board of directors of Roseland has withdrawn, or in any manner materially adverse to Rival, modified or changed its recommendation or determinations or shall have resolved to do so;

(d) the board of directors of Roseland has recommended that holders of Roseland Shares deposit their Roseland Shares under, vote in favour of or accept an Acquisition Proposal in respect of Roseland or shall have resolved to do so;

(e) Roseland enters into an agreement (other than a confidentiality agreement) providing for an Acquisition Proposal in respect of Roseland prior to the Effective Date; or

(f) there is a material breach or non-performance by Roseland of a material provision of the Merger Agreement or there has been a material misrepresentation by Roseland in the Merger Agreement;

then Roseland has agreed to pay to Rival, within two business days after the first to occur of the foregoing events, a sum equal to $250,000.

In the event that (and provided there is not a material breach or non-performance by Roseland of a material provision of the Merger Agreement):

(a) another Acquisition Proposal in respect of Rival has been publicly announced and not withdrawn prior to the Effective Date and such Acquisition Proposal is subsequently completed within 12 months of the date hereof;

(b) the board of directors of Rival has failed to recommend the approval of the Amalgamation or has failed to publicly reaffirm its recommendation of the Amalgamation within 10 days of the public announcement of another *bona fide* Acquisition Proposal in respect of Rival, or in either case shall have resolved not to do so;

(c) the board of directors of Rival has withdrawn, or in any manner materially adverse to Roseland, modified or changed its recommendation or determinations or shall have resolved to do so;

(d) the board of directors of Rival has recommended that holders of Rival Shares deposit their Rival Shares under, vote in favour of or accept an Acquisition Proposal in respect of Rival, or shall have resolved to do so;

(e) Rival enters into an agreement (other than a confidentiality agreement) providing for an Acquisition Proposal in respect of Rival prior to the Effective Date; or

(f) there is a material breach or non-performance by Rival of a material provision of the Merger Agreement or there has been a material misrepresentation by Rival in the Merger Agreement;

then Rival has agreed to pay to Roseland, within two business days after the first to occur of the foregoing events, a sum equal to $250,000.

Details of the Amalgamation

Rival Shareholders will be asked at the Rival Meeting to consider and, if deemed advisable, to pass a special resolution, the text of which is set out in Schedule D to this Joint Circular, authorizing the Amalgamation. To be effective, the resolution must be passed by not less than 66 2/3% of the votes cast by the Rival Shareholders, present in person or by proxy, at the Rival Meeting.

Pursuant to the Amalgamation, on the Effective Date, Rival and Newco will amalgamate and continue as Amalco. At the Effective Time:

(a) each issued and outstanding Rival Share will be exchanged for one New Rival Share (post-Share Consolidation), provided that any Rival Shares held by Newco shall not be exchanged or converted as set forth herein but will be cancelled without any repayment of capital in respect of those shares;

(b) each issued and outstanding Newco Share will be converted into one common share of Amalco on the basis of one common share of Amalco for each Newco Share; and

(c) Amalco will issue to Roseland, in consideration of Roseland issuing Roseland Shares as set forth herein, one Amalco common share for each Roseland Share as issued by Roseland.

The net result of the Amalgamation will be that:

(a) Amalco will become a wholly-owned subsidiary of Roseland; and

(b) each Rival Shareholder will cease to be a holder of Rival Shares and will become a holder of common shares of Roseland, which following the Name Change, will be Rival Energy Ltd.

In accordance with the ABCA, upon the Amalgamation becoming effective:

(c) the property of each of Rival and Newco will continue to be the property of Amalco;

(d) Amalco will continue to be liable for the obligations of each of Rival and Newco;

(e) an existing cause of action, claim or liability to prosecution will be unaffected;

(f) a civil, criminal or administrative action or proceeding pending by or against either Rival or Newco may be continued to be prosecuted by or against Amalco;

(g) a conviction against, or ruling, order or judgment in favour of or against, either of Rival or Newco may be enforced by or against Amalco; and

(h) the articles of amalgamation will be deemed to be the articles of incorporation of Amalco and the certificate of amalgamation will be deemed to be the certificate of incorporation of Amalco.

Amalco will carry on the same operations as Rival and Newco and will have the same assets and liabilities.

Details of the Reorganization

Subject to the approval of the Roseland Shareholders and the approval of the Amalgamation by Rival Shareholders, Roseland will be reorganized through the Share Consolidation, Share Issuance, Name Change and Election.

Share Consolidation

Roseland Shareholders will be asked at the Roseland Meeting to consider and, if deemed advisable, to pass a special resolution, the text of which is set out in Schedule A to this Joint Circular, authorizing the amendment of the articles of Roseland to consolidate the Roseland Shares on a five-for-one basis, whereby each five Roseland Shares issued and outstanding at the time of the consolidation would be changed into one Roseland Share, with effect from the Amalgamation becoming effective. To be effective, the resolution must be passed by not less than 66 2/3% of the votes cast by the Roseland Shareholders, present in person or by proxy, at the Roseland Meeting.

Roseland Shareholders will not be entitled to be registered on the books of Roseland in respect of a fraction of a Roseland Share resulting from the Share Consolidation. Any holder of Roseland Shares who would otherwise be entitled to receive a fractional Roseland Share (determined on the basis of all Roseland Shares owned by a registered Roseland Shareholder) will be entitled to receive that number of Roseland Shares after the fraction is rounded up to the next whole number of Roseland Shares.

Change of Name

Roseland Shareholders will also be asked at the Roseland Meeting to consider and, if deemed advisable, to pass a special resolution, the text of which is set out in Schedule B to this Joint Circular, authorizing the amendment of the articles of Roseland to change Roseland's name to "Rival Energy Ltd.", with effect from the Amalgamation becoming effective. To be effective, the resolution must be passed by not less than 66 2/3% of the votes cast by the Roseland Shareholders, present in person or represented by proxy, at the Roseland Meeting.

Issuance of Roseland Shares

Roseland Shareholders will also be asked at the Roseland Meeting to consider and, if deemed advisable, to pass an ordinary resolution, the text of which is set out in Schedule C to this Joint Circular, authorizing the issuance of one Roseland Share (after giving effect to the Share Consolidation) for each issued and outstanding Rival Share pursuant to the Amalgamation and in accordance with terms and conditions of the Merger Agreement. To be effective, the resolution must be passed by greater than 50% of the votes cast by the Roseland Shareholders present in person or by proxy, at the Roseland Meeting.

Election of Directors - Post-Merger

Pursuant to the Merger Agreement, the Board of Directors of New Rival is to consist of two nominees of Rival and two nominees of Roseland. The persons listed in the following table will be nominated at the Roseland Meeting to hold office from and after the Amalgamation becomes effective until the close of the next annual meeting of New Rival Shareholders or until his successor is duly elected or appointed. It is intended that a fifth director, to be determined by the board of directors of New Rival, will be appointed following the completion of the Merger.

It is the intention of the persons named in the enclosed form of proxy to vote such proxy for the election of the persons named on the following table as directors of New Rival. Management of Roseland does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Roseland Meeting, the persons named in the enclosed form of proxy shall have the right to vote for another nominee in their discretion. Each of the nominees has consented to be nominated as a director.

The following table includes information about each of the nominees for election as a director to hold office upon completion of the Merger, including the number of Roseland Shares (after the Share Consolidation) and Rival Shares beneficially owned, directly or indirectly, or over which control or direction is exercised.

Name, Principal Occupation and Municipal Address	Position(s) Held With Roseland/Rival	Director of Roseland/Rival Since	Roseland Shares (post Share Consolidation)/Rival Shares Owned and Controlled
John J. Fleming Calgary, Alberta President, Bonanza Energy Inc., a private company	Chairman (Roseland)	September 1999	1,577,500 Roseland Shares
F.K. Roy Gillespie Calgary, Alberta President, Trans Empire Fuel, a private investment company	Director (Roseland)	September 1999	10,000 Roseland Shares
Colin F. Ogilvy Calgary, Alberta President, Rival Energy Inc.	Director, President and Chief Executive Officer (Rival)	January 2000	655,567 Rival Shares
Larry M. Jones Calgary, Alberta Independent businessman	Chairman (Rival)	August 2002	619,047 Rival Shares

Recommendation of the Roseland Board of Directors

The Board of Directors of Roseland has unanimously approved the Merger Agreement and determined that the transactions contemplated thereunder, including the Share Consolidation, Share Issuance, Name Change and Election, are fair to the Roseland Shareholders and are in the best interests of Roseland and the Roseland Shareholders. The Board of Directors of Roseland recommends that Roseland Shareholders vote in favour of the Share Consolidation, Share Issuance, Name Change and Election.

Recommendation of the Rival Board of Directors

The Board of Directors of Rival has unanimously approved the Merger Agreement and determined that the transactions contemplated thereunder, including the Amalgamation are fair to the Rival Shareholders and are in the best interests of Rival and the Rival Shareholders. The Board of Directors of Rival recommends that Rival Shareholders vote in favour of the Amalgamation.

Opinions of Financial Advisors

Rival

Rival retained Griffiths McBurney & Partners ("GMP") on April 22, 2003 as financial advisor to Rival and the Rival Board in connection with the Merger. GMP has delivered its written opinion dated May 13, 2003, to the Rival Board (the "GMP Fairness Opinion"), that as of such date, based on GMP's review and assumptions and subject to the limitations summarized in the GMP Fairness Opinion, the consideration offered under the Amalgamation is fair, from a financial point of view, to the Rival Shareholders.

The full text of the GMP Fairness Opinion, which sets forth, among other things, the assumptions made, procedures followed, information reviewed, matters considered and limitations on the review undertaken, is attached to this Joint Circular and contained in Schedule F. **Rival Shareholders are urged to read carefully the GMP Fairness Opinion in its entirety.** The summary of the GMP Fairness Opinion set forth in this Joint Circular is qualified in its entirety by reference to the full text of such opinion. The GMP Fairness Opinion is for the use and benefit of the Rival Board in connection with its consideration of the Merger, does not address the merits of the underlying decision by Rival to engage in the Merger and does not constitute a recommendation to the Rival Shareholders as to how such shareholders should vote on the resolution approving the Merger. GMP was not asked to solicit expressions of interest from, or negotiate with, any third parties concerning potential alternatives to the Merger.

GMP has received a fee for providing the GMP Fairness Opinion. Rival has also agreed to indemnify GMP and certain related persons against certain liabilities in connection with their engagements, including certain liabilities under securities legislation.

Roseland

Roseland retained Jennings Capital Inc. ("Jennings") on April 11, 2003 as financial advisor to Roseland and the Roseland Board in connection with the Merger. Jennings has delivered its written opinion dated May 15, 2003, to the Roseland Board (the "Jennings Fairness Opinion"), that as of such date, based on Jennings' review and assumptions and subject to the limitations summarized in the Jennings Fairness Opinion, the share exchange ratio offered under the Merger is fair, from a financial point of view, to the Roseland Shareholders.

The full text of the Jennings Fairness Opinion, which sets forth, among other things, the assumptions made, procedures followed, information reviewed, matters considered and limitations on the review undertaken, is attached to this Joint Circular and contained in Schedule G. **Roseland Shareholders are urged to read carefully the Jennings Fairness Opinion in its entirety.** The summary of the Jennings Fairness Opinion set forth in this Joint Circular is qualified in its entirety by reference to the full text of such opinion. The Jennings Fairness Opinion is for the use and benefit of the Roseland Board in connection with its consideration of the Merger, does not address the merits of the underlying decision by Roseland to engage in the Merger and does not constitute a recommendation to the Roseland Shareholders as to how such shareholders should vote on the resolutions approving the Reorganization. Jennings was not asked to solicit expressions of interest from, or negotiate with, any third parties concerning potential alternatives to the Merger.

Jennings will receive fees for their services in connection with the Merger, a portion of which is contingent upon the completion of the Merger. Roseland has also agreed to indemnify Jennings and certain related persons against certain liabilities in connection with their engagements, including certain liabilities under securities legislation.

Voting Support Agreements

Each of the directors and senior officers of Roseland have agreed to vote the Roseland Shares owned or controlled by them as at the Record Date, representing approximately 25.7% of the issued and outstanding Roseland Shares as of the date hereof, in favour of the resolutions approving the Share Consolidation, Share Issuance, Name Change and Election.

Each of the directors and senior officers of Rival have agreed to vote the Rival Shares owned or controlled by them as at the Record Date, representing approximately 25% of the issued and outstanding Rival Shares as of the date hereof, in favour of the resolution approving the Amalgamation.

Management of New Rival

Senior management of New Rival will be comprised of the existing management of Rival. The Merger Agreement provides that Roseland shall arrange for the resignations of certain directors, officers and employees of Roseland prior to the Effective Date.

Effect of the Merger on Other Roseland Securities

Roseland currently has convertible debentures outstanding in the aggregate principal amount of $970,000. The debentures bear interest at a rate of 10% per annum payable in arrears and mature on December 21, 2003. Prior to the Share Consolidation, the debentures are convertible into Roseland Shares at a conversion price of $0.65 per Roseland Share at any time prior to the maturity date. In accordance with the terms of the trust indenture governing the debentures, following the Share Consolidation and the completion of the Merger, the debentures will be convertible into New Rival Shares at a price of $3.25 per New Rival Share and will remain obligations of New Rival following the Merger. Other than the foregoing, there will be no other alteration to the terms of the debentures.

Timing

It is anticipated that the Merger will become effective after the requisite Roseland Shareholder, Rival Shareholder and regulatory approvals have been obtained and all other conditions to the Amalgamation and Reorganization have been satisfied or waived. It is anticipated that the Merger will become effective on or about June 16, 2003.

Rights of Dissenting Rival Shareholders

A Rival Shareholder is entitled to dissent in respect of the Amalgamation in accordance with Section 191 of the ABCA. Strict compliance with the provisions of Section 191 is required in order to exercise the right to dissent. Provided the Amalgamation becomes effective, each Dissenting Rival Shareholder will be entitled to be paid the fair value of his or her Rival Shares in respect of which such shareholder dissents in accordance with Section 191 of the ABCA. **Persons who are beneficial owners of Rival Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such Rival Shares are entitled to dissent.** Accordingly, a beneficial owner of Rival Shares desiring to exercise his or her right to dissent must make arrangements for the Rival Shares beneficially owned by such person to be registered in his or her name, or, alternatively, make arrangements for the registered holder of its Rival Shares to dissent on his or her behalf. See Schedule K to this Joint Circular for the full text of Section 191.

The Merger Agreement provides that it is a condition to completion of the Amalgamation that holders of not more than 10% of the outstanding Rival Shares exercise their right of dissent.

Stock Exchange Listing

The Roseland Shares are listed on the TSXV. Roseland has applied for approval from the TSXV for the Share Consolidation, the Name Change and the listing of the New Rival Shares to be issued to Rival Shareholders pursuant to the Merger. Approval of the Share Consolidation, the Name Change and the listing of the New Rival Shares to be issued will be subject to the fulfilment of all of the requirements of the TSXV. If the Merger is completed, Amalco will be a wholly-owned subsidiary of New Rival. It is anticipated that New Rival may continue to hold Amalco as a wholly-owned subsidiary or Amalco may be amalgamated with or wound-up into New Rival or an affiliate of New Rival. Amalco will apply to have the old Rival Shares delisted from the TSXV and no securities of Amalco will be listed on any stock exchange or market.

Resale of New Rival Shares

The New Rival Shares to be issued in exchange for Rival Shares pursuant to the Merger will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws and will generally be "freely tradable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces and territories of Canada.

Approval Requirements

In order for the Merger to become effective, the special resolution approving the Amalgamation must be passed by not less than 66 2/3% of the votes cast by Rival Shareholders, present in person or by proxy, at the Rival Meeting. In addition, in order for the Merger to become effective, the special resolutions approving the Share Consolidation and Name Change must be passed by not less than 66 2/3% of the votes cast by Roseland Shareholders, present in person or by proxy, at the Roseland Meeting and the resolutions approving the Share Issuance and Election must be passed by greater than 50% of the votes cast by Roseland Shareholders, present in person or by proxy, at the Roseland Meeting.

In addition, the obligations of Roseland, Rival and Newco to complete the Merger are subject to the completion of all necessary regulatory reviews, rulings, orders, consents and approvals required under applicable legislation and certain other conditions set forth in the Merger Agreement, a copy of which is attached as Schedule E to this Joint Circular.

Exchange of Share Certificates

Certificates representing Rival Shares will not be exchanged as a result of the Merger. After the Effective Date, certificates formerly representing Rival Shares (other than certificates representing Rival Shares held by Newco and Dissenting Rival Shareholders) will represent New Rival Shares.

After the Effective Date, certificates formerly representing Roseland Shares will represent only the right to receive New Rival Shares. As soon as practicable following the Effective Date, the Depositary will send to each former registered holder of Roseland Shares, a Letter of Transmittal pursuant to which Roseland Shareholders will be entitled to receive certificates representing New Rival Shares in exchange for the certificates representing the Roseland Shares (following the Share Consolidation and Merger), upon delivery of the certificates representing the Roseland Shares, together with the Letter of Transmittal properly completed, to the Depositary, in accordance with the instructions contained in the Letter of Transmittal.

Any use of the postal service to transmit share certificates and Letters of Transmittal is at the risk of the Roseland Shareholder, and none of Rival, Roseland, Newco, Amalco nor the Depositary shall have any responsibility for the lost share certificates. If such documents are to be mailed, it is recommended that registered mail, properly insured, be used and acknowledgement of receipt requested.

Canadian Federal Income Tax Considerations Applicable to Rival Shareholders

The following is a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act for Rival Shareholders relating to the Merger. This summary is only applicable to Rival Shareholders who, for the purposes of the Tax Act, are resident in Canada, hold their Rival Shares as capital property and deal at arm's length with each of Rival, Newco and Roseland. Rival Shares will generally be considered to be held as capital property for purposes of the Tax Act by holders thereof unless they are held in the course of carrying on a business or are acquired in a transaction which may be considered to be an adventure in the nature of trade.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder, and counsel's understanding of the current administrative practices of the Canada Customs and Revenue Agency. This summary takes into account specific proposals to amend the Tax Act announced prior to the date hereof and, except as otherwise specifically noted, does not take into account or anticipate any other changes in the law, whether by judicial, governmental or legislative action or decision, nor does it take into account the tax laws of any province, territory or foreign jurisdiction.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations. This summary is not intended to be, and should not be construed to be, legal or tax advice to any Rival Shareholder. Rival Shareholders should consult their own tax advisors to determine the particular tax consequences to them of the Merger having regard to their own circumstances.

Merger

Rival Shareholders will realize neither a capital gain nor a capital loss as a result of the exchange of their Rival Shares for New Rival Shares upon the Merger becoming effective. The cost to holders of Rival Shares of the New Rival Shares received on the Merger will be the aggregate of the adjusted cost base of their Rival Shares that are exchanged for New Rival Shares upon the Merger. The cost of New Rival Shares received on the Merger must be averaged with the cost of all other Roseland Shares held as capital property immediately prior to the Merger for the purposes of determining the shareholders' adjusted cost base in each of their New Rival Shares.

Taxation of Dissenting Shareholders

Under the current administrative practice of Canada Customs and Revenue Agency, a Rival Shareholder who exercises a right of dissent will be considered to have disposed of such shareholder's Rival Shares for proceeds of disposition equal to the amount paid by Amalco to such Rival Shareholder therefore (other than interest awarded by the court, which will be treated as interest for the purposes of the Tax Act). Dissenting Rival Shareholders should consult their own tax advisors in this regard.

Disposition of Roseland Shares

A disposition or deemed disposition by a holder of New Rival Shares received on the Merger will result in the realization by the holder of a capital gain or capital loss in the amount by which the shareholder's proceeds exceed (or are less than) the adjusted cost base of such shareholder in the New Rival Shares. One-half of the capital gain must be included in computing the holder's income as a taxable capital gain. One-half of a capital loss will be an allowable capital loss and may be applied against taxable capital gains in any of the three immediately preceding taxation years or in any future taxation year, in accordance with the detailed rules provided in the Tax Act. A holder that is a "Canadian-controlled private corporation, as defined in the Tax Act, may, in addition, be liable to pay a refundable tax of 6 2/3% of the taxable capital gains.

Risk Factors

Rival Shareholders and Roseland Shareholders voting in favour of the Amalgamation and Reorganization respectively, will be choosing to combine the businesses of Rival and Roseland. This combination and investment involves risks. The risk factors described in this section and under the sections "Information Concerning Roseland Resources Ltd." and "Information Concerning Rival Energy Inc." in this Joint Circular describe some, but not all, of the risks associated with the Merger. The order in which these risks are listed does not necessarily indicate their relative importance. Before voting in favour of the Amalgamation and Reorganization respectively, Rival Shareholders and Roseland Shareholders should carefully consider these risks, in addition to the other information contained in this Joint Circular.

New Rival may not realize the anticipated benefits of the Merger.

Rival and Roseland entered into the Merger Agreement to strengthen their respective positions in the oil and gas industry and to create the opportunity for potential cost savings, among other things. Achieving the benefits of the Merger will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as New Rival's ability to realize the anticipated growth opportunities and synergies from combining the businesses of Rival and Roseland. The required efforts could divert management's focus and resources from other strategic opportunities and from operational matters during the integration process.

The trading price of the New Rival Shares may be less than the trading price of the Rival Shares or the trading price of the Roseland Shares (after the Share Consolidation) as of the date of the Merger Agreement or as of the dates of the Rival Meeting and Roseland Meeting.

Upon completion of the Merger, all of the Rival Shares will be exchanged for New Rival Shares and all of the Roseland Shares will be consolidated into New Rival Shares. The ratio at which the Rival Shares and Roseland Shares will be exchanged is fixed, and there will be no adjustment for changes in the market price of either Rival Shares or Roseland Shares. Neither Rival nor Roseland is permitted to terminate the Merger Agreement or resolicit the vote of its shareholders solely because of changes in the market price of either company's common shares.

There may be a significant amount of time between the date of the Merger Agreement and the date when the Merger is completed. As a result, the relative or absolute prices of Rival Shares and Roseland Shares may vary significantly between the dates of the Merger Agreement, this Joint Circular, the Rival Meeting and Roseland Meeting and the completion of the Merger. These variations may be caused by, among other factors, changes in the businesses, operations, results and prospects of either Rival or Roseland, market expectations of the likelihood that the Merger will be completed and the timing of its completion, the prospects for post-Merger operations and general market and economic conditions.

In addition, it is impossible to predict accurately the market price of the New Rival Shares after the completion of the Merger. Accordingly, the prices of Rival Shares and Roseland Shares on the dates of the meetings may not be indicative of their prices immediately prior to the completion of the Merger or the price of New Rival Shares after the Merger is completed.

OTHER BUSINESS AT THE ROSELAND MEETING

This Joint Circular also contains the information relating to the regular annual meeting business of Roseland, namely, the receipt of Roseland's consolidated financial statements, the appointment of auditors and the election of directors (to hold office until the Merger is completed).

Financial Statements

The consolidated financial statements of Roseland for the year ended December 31, 2002 and the Report of the Auditors thereon will be placed before the Roseland Meeting. Additional copies of the consolidated financial statements may be obtained from the Corporate Secretary of Roseland upon request, and will be available at the Roseland Meeting.

Appointment of Auditors

Roseland Shareholders will be asked at the Roseland Meeting to pass a resolution appointing KPMG LLP as the auditors of Roseland for a term expiring at the close of the next annual meeting of Roseland Shareholders. KPMG LLP has been the auditors of Roseland since September 1999.

Election of Directors - Pre-Merger

The Merger Agreement entered into in connection with the Amalgamation and Reorganization provides that the Board of Directors of New Rival will consist of two nominees of Rival and two nominees of Roseland. The election of such directors is described under "The Merger – Details of the Reorganization" in this Joint Circular and is conditional upon the Merger becoming effective. Accordingly, it is desirable to elect a Board of Directors of Roseland to manage the business and affairs of Roseland during the period between shareholder approval of the Merger and the time at which the Merger becomes effective and in the event that the Merger does not proceed for any reason.

The Articles of Roseland currently provide that the Roseland Board of Directors shall consist of such number, not less than three nor more than nine, as may be determined from time to time by the Roseland Board of Directors. The persons listed in the following table will be nominated at the Roseland Meeting. Each director elected will hold office until the close of the next annual meeting of shareholders, until his successor is duly elected or appointed or until the Merger becomes effective. It is the intention of the persons named in the enclosed form of proxy to vote such proxy for the election of the persons named in the following table as directors of Roseland. Management does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Roseland Meeting, the persons named in the enclosed form of proxy shall have the right to vote for another nominee in their discretion.

The following table includes information about each of the nominees for election as a director, including the number of Roseland Shares beneficially owned, directly or indirectly, or over which control or direction is exercised. Each of the nominees has served as a director of Roseland since the year he first became director.

Name, Principal Occupation and Municipal Address	Position(s) Held with Roseland	Director Since	Roseland Shares Owned and Controlled
John J. Fleming[1] Calgary, Alberta President, Bonanza Energy Inc. a private corporation	Chairman	September 13, 1999	7,887,500
Gordon Harris Calgary, Alberta President and Chief Executive Officer of the Corporation	President and Chief Executive Officer	September 13, 1999	569,125

32

Name, Principal Occupation and Municipal Address	Position(s) Held with Roseland	Director Since	Roseland Shares Owned and Controlled
W. David Black[1] Vancouver, B.C. Partner, DuMoulin Black (Barristers & Solicitors)	Director	February 29, 2000	396,125
Robert G. Atkinson Vancouver, B.C. Director, West Investment Corporation (merchant bank/other)	Director	February 29, 2000	193,750
F.K. Roy Gillespie[1] Calgary, Alberta President, Trans Empire Fuel	Director	September 13, 1999	50,000

Notes:

(1) Member of the Audit Committee. Roseland does not have an Executive Committee.

(2) As a group, the current directors and officers of Roseland beneficially owned, directly or indirectly, and controlled approximately 25.7% of the outstanding shares of Roseland as at April 25, 2003.

OTHER BUSINESS AT THE RIVAL MEETING

This Joint Circular also contains the information relating to the regular annual meeting business of Rival, namely, the receipt of Rival's consolidated financial statements, the appointment of auditors and the election of directors (to hold office until the Merger is completed).

Financial Statements

The consolidated financial statements of Rival for the year ended December 31, 2002 and the Report of the Auditors thereon will be placed before the Rival Meeting. Additional copies of the consolidated financial statements may be obtained from the Corporate Secretary of Rival upon request, and will be available at the Rival Meeting.

Appointment of Auditors

Rival Shareholders will be asked at the Rival Meeting to pass a resolution appointing BDO Dunwoody LLP as the auditors of Rival for a term expiring upon the earlier of the close of the next annual meeting of Rival Shareholders or until the Merger becomes effective. BDO Dunwoody LLP has been the auditors of Rival since the corporation's inception in 2000.

Election of Directors - Pre-Merger

The Merger Agreement entered into in connection with the Amalgamation and Reorganization provides that the Board of Directors of New Rival will consist of two nominees of Rival and two nominees of Roseland. The election of such directors is described under "The Merger – Details of the Reorganization" in this Joint Circular and is conditional upon the Merger becoming effective. Accordingly, it is desirable to elect a Board of Directors of Rival to manage the business and affairs of Rival during the period between shareholder approval of the Merger and the time at which the Merger becomes effective and in the event that the Merger does not proceed for any reason.

The Articles of Rival currently provide that the Rival Board of Directors shall consist of such number, not less than three nor more than ten, as may be determined from time to time by the Rival Board of Directors. The persons listed in the following table will be nominated at the Rival Meeting. Each director elected will hold office until the close of the next annual meeting of shareholders, until his successor is duly elected or appointed or until the Merger becomes effective. It is the intention of the persons named in the enclosed form of proxy to vote such proxy for the election of the persons named in the following table as directors of Rival. Management does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Rival Meeting, the persons named in the enclosed form of proxy shall have the right to vote for another nominee in their discretion.

The following table includes information about each of the nominees for election as a director, including the number of Rival Shares beneficially owned, directly or indirectly, or over which control or direction is exercised. Each of the nominees has served as a director of Rival since the year he first became director.

Name and Municipal Address	Position(s) Held with Rival	Director Since	Rival Shares Owned and Controlled
Colin F. Ogilvy Calgary, Alberta	President and Chief Executive Officer and Director	January 2000	655,567
Larry M. Jones(3) Calgary, Alberta	Chairman of the Board of Directors	August 2002	619,047
Lamont C. Tolley(2)(3) Calgary, Alberta	Director	January 2000	100,833
William T. Kilbourne(2) Calgary, Alberta	Vice Chairman of the Board of Directors	January 2000	24,167

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Name and Municipal Address	Position(s) Held with Rival	Director Since	Rival Shares Owned and Controlled
Thomas G. Milne[2] Calgary, Alberta	Director	January 2000	53,333
Stephen Ewaskiw[3] Calgary, Alberta	Vice President, Exploration and Director	August 2002	416,667
Andy Papadopoulos Calgary, Alberta	Chief Financial Officer and Director	January 2000	101,112

Notes:

(1) In addition, the directors and officers all hold options to purchase Rival Shares but have agreed to the cancellation of all such options in connection with the Merger.

(2) Member of the audit committee of Rival.

(3) Member of the Rival's acquisition committee. Rival does not have an executive committee.

INFORMATION CONCERNING NEW RIVAL AFTER THE MERGER

Corporate Structure

Following the completion of the Merger, New Rival will own all of the issued and outstanding shares of Amalco. New Rival will also continue to own all of the issued and outstanding shares of Silverback Resources Ltd. ("Silverback") and Marchwell Energy Inc. ("Marchwell"), the two wholly-owned subsidiaries of Roseland. Roseland Resources, an Alberta general Partnership, will continue to be held by New Rival and Silverback. See "Information Concerning Roseland Resources Ltd. – General" in the Joint Circular. The head office of New Rival will be located at 1500, 340 - 12th Avenue S.W. Calgary, Alberta and the registered office will be at 3100, 324 - 8th Avenue S.W., Calgary, Alberta.

Business of New Rival

New Rival will be engaged in the exploration for and the acquisition, development and production of oil and gas in Alberta and Saskatchewan following completion of the Merger. New Rival, directly and indirectly through its subsidiaries, will own the business and all of the assets of Roseland and Rival.

Stock Exchange Listing

The New Rival Shares will be listed for trading on the TSXV.

Management of New Rival

Senior management of New Rival will be comprised of the existing management of Rival. The Merger Agreement provides that Roseland shall arrange for the resignations of certain directors, officers and employees of Roseland prior to the Effective Date.

SELECTED FINANCIAL AND OPERATIONAL INFORMATION

The following tables set out certain financial and operational information for Roseland and Rival and pro forma consolidated financial and operational information for New Rival after giving effect to the Merger and certain other adjustments as at and for the year ended December 31, 2002. **The following information should be read in conjunction with the Unaudited Pro Forma Consolidated Financial Statements of Roseland set forth at Schedule H to this Joint Circular.**

Financial Information

	For the Year Ended December 31, 2002		
	Roseland	**Rival**	**Pro Forma Consolidated**
	(audited)	(audited)	(unaudited)
Revenue	5,137,859	84,998	5,222,857
Funds from operations	2,280,013	(209,884)	1,745,129
Per share	0.08	(0.06)	0.12
Net Income (loss)	681,104	(225,984)	130,120
Per share	0.02	(0.06)	0.01
Total Assets	12,545,027	8,012,598	20,175,688
Cash and Short Term Deposits	98,420	5,943,753	6,042,173
Capital Expenditures	2,606,287	1,072,725	3,679,012
Bank loan and convertible debentures	5,720,000	-	5,720,000
Shares outstanding	36,071,170	7,435,045	14,663,279
Weighted average	28,635,611	3,679,315	14,663,279

Operational Information

	For the Year Ended December 31, 2002		
	Roseland	**Rival**	**Pro Forma Consolidated**
	(unaudited)	(unaudited)	(unaudited)
Barrels of oil per day	353	7	360
Oil price per barrel	33.92	32.74	33.89
Mcf of gas per day	1,463	-	1,463
Price per mcf	4.13	-	4.13
Royalty rate	21.6%	3.9%	21.3%
Production cost per boe (gas at 6:1)	7.65	17.76	7.77
DD&A rate (gas at 6:1)	7.34	5.92	7.32

INFORMATION CONCERNING ROSELAND RESOURCES LTD.

General

Roseland is an amalgamated corporation under the ABCA, resulting from the amalgamation on February 29, 2000 of the predecessor Roseland Resources Ltd. and its then wholly-owned subsidiaries, Roseland Energy Inc. and Jeda Petroleum Ltd. ("Jeda"). The predecessor Roseland Resources Ltd. had been incorporated under the ABCA on February 24, 1995, Roseland Energy Inc. had been incorporated under the ABCA on June 23, 1999 and Jeda had been incorporated under the *Company Act* (British Columbia) on April 21, 1986 and continued under the ABCA on February 28, 2000.

Unless the context indicates otherwise, references to Roseland or Jeda also include the subsidiaries of such corporations for the applicable periods. The acquisition of Jeda immediately was accounted for as a reverse take-over and, accordingly, for accounting purposes, the historical financial statements of Roseland prior to the effective acquisition date of February 29, 2000 are those of Jeda.

The head office of Roseland is located at 1550, 340 – 12th Avenue S.W., Calgary Alberta, T2R 1L5 and the registered and records office is located at 1600 Bow Valley Square II, 205 - 5th Avenue S.W., Calgary, Alberta T2P 2V7.

Roseland has three wholly-owned subsidiaries, Silverback, incorporated under the ABCA on September 22, 1992, Marchwell incorporated under the ABCA on January 24, 2000 and Newco, incorporated under the ABCA on February 26, 2003. The business, operations and assets of Roseland and Silverback are held in Roseland Resources, an Alberta general partnership formed effective October 1, 2000, which is wholly-owned by Roseland and Silverback.

Business of Roseland

Business Overview

Roseland is a natural resource company actively involved in the exploration for and the acquisition, exploration, development and production of oil and gas in Alberta.

Corporate Strategy

The strategy of Roseland is to grow through acquisition and selective exploration while maintaining focused operations.

Roseland continues to investigate and pursue the acquisition of companies and properties which will increase critical mass as well as the acquisition of properties with exploitation upside. Roseland looks for lands where it can take a significant working interest in an area with multiple zone potential close to facility infrastructure. Roseland believes that it is important to maintain a disciplined approach, as available properties can become highly priced in the current industry environment.

Development of the Business

The predecessor Roseland Resources Ltd. made an initial public offering as a junior capital pool company under the policies of the Alberta Securities Commission and The Alberta Stock Exchange in 1995. In September 1999, the predecessor Roseland Resources Ltd. completed its major transaction, and ceased being regulated as a junior capital pool company, by acquiring all of the outstanding shares of Roseland Energy Inc., in exchange for 3,972,500 Roseland common shares pursuant to a share exchange take-over bid. Roseland Energy Inc. was in the oil and gas business and at the time of the acquisition had production of approximately 50 boe/d and proved and probable reserves of approximately 25 mbbls of oil and ngls and 818 mmcf of natural gas.

On February 28, 2000, Roseland acquired all of the outstanding common shares of Jeda pursuant to a plan of arrangement in respect of Jeda under the *Company Act* (British Columbia), in exchange for the issue of 6,804,967 Roseland common shares. Jeda had been in the oil and gas business since 1996 and at the time of the acquisition had production of approximately 150 boe/d and proved and probable reserves of approximately 44 mbbls of oil and ngls and 2,531 mmcf of natural gas. Jeda was continued under the ABCA on February 28, 2000 immediately before the amalgamation.

On September 12, 2000, Roseland acquired all of the shares of two private Alberta companies, Rhodie Petroleums Ltd. ("Rhodie") and Silverback for cash of approximately $5.8 million and 401,724 Roseland common shares. These companies, which had interests in the same properties, had combined production of approximately 250 boe/d and proven and probable reserves of approximately 2.4 bcf of natural gas and 1,002 mbbls of oil and ngls. The cash portion of the purchase price, together with costs of the acquisition, was financed through a $3.3 million bank loan facility and a $3.5 million bridge loan financing. On December 31, 2000, Rhodie was wound up into Roseland.

On March 31, 2001, Roseland acquired all of the outstanding shares of Marchwell for cash of $575,001. Marchwell had approximately 30 boe/d and proven and probable reserves of approximately 36 mbbls of oil in the Wilson Creek area of Alberta. This property was sold effective October 1, 2001 for net cash proceeds of $810,655.

Oil and Gas Industry Trends

Roseland conducts its operations in Canada in a manner consistent with environmental regulations as stipulated in provincial and federal legislation. Roseland is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment. However, Roseland does not anticipate that it will be subject to any increases in such expenditures which, as a percentage of cash flow, will be greater than those expected, on average, by other industry operators.

Roseland maintains insurance coverage where available and financially acceptable in light of risk versus cost factors.

Unforeseen significant changes in such areas as markets, prices, royalties, interest rates and government regulations could have an impact on Roseland's future operating results and/or financial condition, and the impact could be material.

The oil and gas industry has been subject to considerable price volatility, over which companies have little control, and a material decline in the price of oil and/or natural gas could result in a significant decrease in Roseland's future anticipated revenues.

The oil and gas industry has inherent business risks and there is no assurance that products can continue to be produced at economical rates or that produced reserves will be replaced. Fluctuations in currency and exchange rates and changes in production volumes are daily risks in the oil and gas industry.

See "Information Concerning Roseland Resources Ltd. - Risk Factors" in this Joint Circular.

Principal Producing Properties

Roseland's principal oil and gas properties are in the Joffre, Windfall, Pembina, Bellshill Lake and Killam areas of Alberta.

Joffre

Roseland has interests in 5¼ sections of land in the Mannville and Viking zones. Production of gas and oil is from 10 wells, in which Roseland's working interests vary from 15% to 33%.

Windfall

Roseland has a 25% working interest in one section of land in this area. The well 6-28-61-14W5 was drilled in February 1998 and encountered gas in the Ostracod and Notikewin zones.

Pembina

Roseland has a 50% working interest in one section of land in the area, including the Pembina 14-18-49-4W4 well that was drilled and completed as a Nordegg gas well in December 1997. The well was tied into the Anderson Genesse plant and commenced production in November 1999.

Bellshill Lake

This property was acquired through the Rhodie/Silverback acquisition. Roseland holds an average 55% working interest in three sections of land containing 14 producing wells, including 10 horizontal wells with associated field battery and pipelines. The oil is 29 degree API. During 2001, Roseland upgraded facilities through the addition of increased water handling equipment. Capacity was increased from 4,700 bbls/d to 22,000 bbls/d. Two horizontal wells were drilled during the year. Gas conservation was also installed in August with the addition of a gas compressor and tie in to a gas processing plant. Production from this area averaged 265 bbls/d during 2002.

Killam

Roseland holds combined working interests of 84% in 2.25 sections of land acquired through the acquisition of Rhodie and Silverback containing 7 producing wells, with 30 degree API oil. During 2001, the water disposal system was upgraded from 3,000 bbls/d to 9,500 bbls/d. Production from this area averaged 60 bbls/d during 2002.

Oil and Natural Gas Reserves

The oil and natural gas reserves of Roseland as of January 1, 2003 have been evaluated by the independent engineering firm of Martin & Brusset Associates in a report dated as of January 1, 2003 (the "Report"). The Report evaluated all properties then owned by Roseland that were producing or had been tested for production capacity.

The following summarizes the evaluation of Roseland's reserves, on both an escalated and a constant pricing basis, as set forth in the Report, with all probable reserves and related present worth values reduced by 50% to incorporate an allowance for the risks and uncertainties associated with these reserves. It should be noted that the degree of uncertainty in an evaluation of oil or gas reserves varies according to the property. **The estimated present values of cash flow included in the summary tables include Alberta Royalty Tax Credit and are stated prior to provision for income taxes and indirect costs, such as overhead and administration expenses. It should not be assumed that the values are representative of the fair market value of the reserves, and there is no assurance that the escalated or constant price and cost assumptions used in determining the values will be obtained and variances could be material.**

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows in Respect of Roseland Based on Escalated Price Assumptions

	Crude Oil (mbbl)		Natural Gas (mmcf)		NGLs (mbbl)		Present Worth Value Discounted at (thousands of dollars)				
	Gross	Net	Gross	Net	Gross	Net	0%	10%	12%	15%	20%
Proved Producing	364	321	3,036	2,525	37	22	14,598	10,465	9,982	9,361	8,528
Proved Non-Producing	235	191	60	45	3	2	3,038	2,192	2,064	1,891	1,643
Total Proved	599	512	3,096	2,570	40	24	17,636	12,657	12,046	11,252	10,172
Probable (Risked 50%)	304	259	1,091	875	13	8	8,350	4,126	3,744	3,279	2,696
Total Proved & Probable (Risked)	903	771	4,187	3,445	53	32	25,986	16,783	15,790	14,531	12,868

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows in Respect of Roseland Based on Constant Price Assumptions

	Crude Oil (mbbl)		Natural Gas (mmcf)		NGLs (mbbl)		Present Worth Value Discounted at (thousands of dollars)				
	Gross	Net	Gross	Net	Gross	Net	0%	10%	12%	15%	20%
Proved Producing	456	408	3,182	2,630	38	27	21,667	14,742	13,938	12,915	11,567
Proved Non-Producing	234	189	60	43	3	2	5,292	3,948	3,743	3,466	3,070
Total Proved	690	596	3,243	2,673	41	29	26,959	18,690	17,681	16,381	14,637
Probable (Risked 50%)	317	268	1,110	920	13	9	12,557	6,666	6,094	5,389	4,493
Total Proved & Probable (Risked)	1,007	864	4,353	3,593	54	38	39,516	25,356	23,775	21,770	19,130

Notes:

(1) Definitions - The following definitions form the basis of Roseland's classification of reserves and values presented in the report prepared by the independent evaluation engineering firm of Martin & Brusset Associates. Definitions 1, 2, 3, 5, 6 and 7 are taken from the Canadian Securities Administration's National Policy Statement 2-B.

(a) **"Crude Oil"** A mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas.

(b) **"Natural Gas"** The lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. The natural gas reserve estimates should be reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbon and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel.

(c) **"Natural Gas Liquids"** Those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof.

(d) **"Proved Reserves"** Those reserves estimated as recoverable under current technology and currently anticipated future operating conditions, prices, and costs, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(e) **"Proved Producing Reserves"** Those Proved Reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reason for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments.

(f) **"Proved Non-Producing Reserves"** Those Proved Reserves that are not currently producing either due to lack of facilities and/or markets.

(g) **"Probable Reserves"** Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and currently anticipated future operating conditions, prices, and costs, but where such analysis suggests the likelihood of their existence and future recovery. Probable reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(h) **"Gross Company Interest Reserves"** are defined as the applicable working interest and/or royalty interest share of remaining recoverable reserves before deduction of any royalties.

(i) **"Net Company Interest Reserves"** are defined as the applicable working interest share of the remaining reserves, less all royalties and interests owned by others.

(j) **"Net Production Revenue"** is income derived from the future sale of net company interest reserves of oil, pipeline gas, and by-products less all capital and operating costs, except that no allowance has been made for well abandonment and lease reclamation costs upon depletion of the reserves, unless otherwise stated.

(2) Prices used in the evaluations are as follows:

	Escalated Price Forecast			Constant Price Summary	
	Oil WTI US $ per bbl	Oil Edmonton Light Cdn. $ per bbl	Natural Gas Alberta Spot $ per mmbtu	Oil Edmonton Light Cdn. $ per bbl	Natural Gas Alberta Spot $ per mmbtu
2003	$25.99	$38.43	$5.72	$39.48	$6.20
2004	$23.60	$34.82	$5.21	$39.48	$6.20
2005	$21.63	$32.22	$4.60	$39.48	$6.20
2006	$21.96	$32.78	$4.27	$39.48	$6.20
2007	$22.29	$33.90	$4.42	$39.48	$6.20

Actual prices used in the Report are adjusted for field quality. The constant price is the December 31, 2002 price.

(3) Capital cost estimates used in the evaluations (proven and probable unrisked) are as follows (thousands of dollars):

	Escalated Price Case	Constant Price Case
2003	$2,842	$2,842
2004	$1,682	$1,649
2005	$0	$0
2006	$0	$0
Total	$4,524	$4,491

Roseland Reserve Reconciliation

The following table reconciles the reserves of Roseland as at December 31, 2000 to the reserves of Roseland as at December 31, 2001 and as at December 31, 2002 on a gross basis with escalated pricing:

	Proved			Proved and 50% Probable		
	Oil mstb	NGLs mstb	Sales Gas mmcf	Oil mstb	NGLs mstb	Sales Gas mmcf
Reserves as at December 31, 2000	499.0	45.0	6,248.0	839.0	47.0	6,867.0
Additions	29.0	0.0	0.0	36.0	0.0	0.0
Discoveries	0.0	14.5	475.0	0.0	14.5	1,419.0
Revisions & Extensions	205.0	19.3	(2,158.0)	316.0	56.3	(1,519.6)
Dispositions	61.0	14.0	468.0	122.0	22.0	729.0
Production	106.0	7.8	723.0	106.0	7.8	723.4
Reserves as at December 31, 2001	566.0	57.0	3,374.0	963.0	88.0	5,314.0
Additions	0.0	0.0	90.0	0	0.0	90.0
Discoveries	19.0	0.0	0.0	19.0	0	0
Revisions & Extensions	135.3	(9.5)	165.8	42.3	(27.5)	(683.2)
Dispositions	0	0		0	0	0
Production	121.3	7.5	533.8	121.3	7.5	533.8
Reserves as at December 31, 2002	599.0	40.0	3,096.0	903.0	53.0	4,187.0

Developed and Undeveloped Lands

The following table summarizes Roseland's land holdings as at December 31, 2001 and 2002.

	Developed Acres[1]		Undeveloped Acres[2]		Total Acres	
	Gross[3]	Net[4]	Gross[3]	Net[4]	Gross[3]	Net[4]
Balance as at December 31, 2001	20,322	10,085	47,159	22,372	67,491	32,457
Balance as at December 31, 2002	19,212	9,594	49,720	22,664	68,931	32,258

Notes:

(1) "Developed" acreage refers to lands from which production is obtained or is capable of being obtained.
(2) "Undeveloped" acreage refers to exploration lands on which wells have not been drilled or completed to a point which would permit production.
(3) "Gross" refers to the acreage in which Roseland has a working interest.
(4) "Net" refers to the working interest held by Roseland in its gross acreage.

Oil and Natural Gas Wells

The following table sets forth the producing wells in which Roseland owned a working interest as at December 31, 2002:

	Oil Wells		Producing Gas Wells		Total Wells	
	Gross[1]	Net [2]	Gross [1]	Net [2]	Gross [1]	Net [2]
Alberta	27	15.1	20	6.0	47	21.1
Saskatchewan	1	0.4	0	0.0	1	0.4
Totals	28	15.5	20	6.0	48	21.5

Notes:

(1) "Gross Wells" refers to all wells in which Roseland has a working interest.
(2) "Net Wells" refers to the aggregate of the percentage working interest of Roseland in the Gross Wells.

Production and Financial History

The following is a summary of Roseland's production and financial history for the periods indicated:

	Quarter Ended Dec. 31, 2002	Quarter Ended Sept. 30, 2002	Quarter Ended June 30, 2002	Quarter Ended March 31, 2002	Quarter Ended Dec. 31, 2001	Quarter Ended Sept. 30, 2001	Quarter Ended June 30, 2001	Quarter Ended March 31, 2001
Production								
Liquids - bbl/day	284	344	346	447	298	292	352	305
Gas - mcf/day	1,587	1,488	1,387	1,419	1,530	1,969	2,154	2,284
Revenue (net) $	1,348,430	1,272,850	1,322,098	1,194,481	932,947	1,195,440	1,804,045	2,155,403
Funds from operations $	620,099	393,284	662,335	604,295	576,117	335,341	959,257	1,228,304
Per share (basic) $	0.02	0.01	0.03	0.03	0.03	0.02	0.05	0.05
Net Income (loss) $	250,162	1,049	276,265	153,628	(5,618,541)	(148,677)	211,210	314,935
Per share (basic) $	0.01	0.00	0.01	0.01	(0.26)	(0.01)	0.01	0.02
Prices								
Liquids $/bbl	35.57	37.79	35.20	28.87	21.88	33.32	35.16	34.18
Gas $/mcf	5.70	3.13	3.93	3.59	3.43	3.21	6.01	9.03
Royalty Rate	21.7%	20.3%	17.7%	26.6%	22.2%	20.1%	21.8%	22.8%
Operating expenses $/boe[1]	8.27	10.05	7.64	5.07	7.55	9.67	7.92	8.77
Net Back $/boe[1][2]	12.29	7.22	12.61	9.82	11.32	5.88	14.83	19.90
Capital Expenditures $								
Exploration	184,458	55,574	3,051	158,790	49,901	182,622	1,396,281	2,424,347
Development	737,140	304,663	242,182	920,428	80,736	311,234	1,958,261	1,300,102
Acquisitions	-	-	-	-	-	-	-	575,001

Notes:
(1) Gas converted to boe equivalents at 6 mcf/bbl
(2) Net Back is defined as net operating income before general and administration costs, interest expense and depreciation, depletion and amortization.

Drilling Activity

The following table sets forth the number of gross and net exploratory and development wells in which Roseland participated and which were completed, capped or abandoned during the periods indicated:

	12 Months Ended December 31, 2002		12 Months Ended December 31, 2001		12 Months Ended December 31, 2000	
	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]
Exploratory						
Oil	1	0.4	0	0.0	0	0.0
Gas	0	0.0	1	1.0	1	0.3
Dry[3]	1	0.1	3	1.8	1	0.3
Total Exploratory	2	0.5	4	2.8	2	0.6
Development						
Oil	3	1.7	2	1.0	4	2.2
Gas	2	0.3	0	0.0	1	0.9
Dry[3]	0	0.0	1	0.2	0	0.0
Total Development	5	2.0	3	1.2	5	3.1
Total Drilling Activity	7	2.5	7	4.0	7	3.7

Notes:

(1) "Gross Wells" refers to all wells in which Roseland participated.

(2) "Net Wells" refers to the aggregate of the percentage working interests of Roseland in Gross Wells.

(3) "Dry Well" refers to a well which is not a productive well or a service well. A productive well is a well which is capable of producing oil and gas in commercial quantities or in quantities considered by the operator to be sufficient to justify the costs required to complete, equip and produce the well. A service well refers to a well such as a water or gas-injection, water-source or water-disposal well. Such wells do not have marketable reserves of crude oil or natural gas attributed to them but are essential to the production of the crude oil and natural gas reserves.

Future Exploration and Development

The focus in 2002 was to increase the emphasis on low-risk exploitation opportunities and this objective was achieved. Funds were raised through a rights offering in August 2002 for $1.6 million, and these funds were used for development projects and working capital. The horizontal drilling program at Bellshill continues to give excellent results.

A new core area was added in southwest Saskatchewan in the latter half of 2002. Roseland drilled a discovery well in the upper Shaunavon zone. This discovery will be delineated in 2003. Roseland has an interest in five and one half sections of land and expects to conduct a further seismic program over these lands. Up to three exploratory wells will be drilled in 2003. This acreage has the potential to add significant reserves with a modest cost in terms of risk exposure. Targets in the area are generally Roseray and Shaunavon with secondary zones in the Cantaur and Success sands. During 2003, Roseland will continue to focus on the exploitation of existing assets.

Marketing Arrangements

All gas and oil produced by Roseland is sold on the spot market. No hedging or long-term contracts have been entered into with respect to product sales or transportation.

Employees

As at April 25, 2003, Roseland had 7 full time employees.

Selected Consolidated Financial Information And Operational Data

The following information should be read in conjunction with both "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and the consolidated financial statements of Roseland including the notes thereto.

	Year ended December 31, 2002	2001	2000	Five months ended Dec. 31, 1999	Year ended July 31, 1999
Revenue	5,137,859	6,087,835	3,955,366	482,544	1,058,416
Funds from operations	2,280,013	2,763,680	2,396,459	304,551	539,818
per share	0.08	0.14	0.20	0.02	0.04
Net income (loss)	681,104	(5,241,073)	837,845	(1,418,190)	148,918
per share	0.02	(0.25)	0.07	(0.21)	0.02
Total Assets	12,545,027	12,368,128	19,796,281	2,022,618	3,600,808
Capital expenditures	2,606,287	8,278,485	9,791,892	274,528	194,042
Bank loan and convertible debentures	5,720,000	6,420,000	4,336,339	---	---
Shares outstanding Weighted average	28,635,611	20,250,506	11,969,668	13,609,933	13,609,933
Operations					
barrels of oil per day	353	312	65	10	10
oil price per barrel	33.92	31.29	40.50	25.68	16.36
mcf of gas per day	1,463	1,982	1,606	1,205	1,116
price per mcf	4.13	5.66	6.46	3.44	2.56
royalty rate	21.6%	21.9%	22.0%	22.6%	---
production cost per boe (gas at 6:1)	7.65	8.49	9.76	4.87	7.25
DD&A rate (gas at 6:1)	7.34	9.34	9.30	4.87	8.27

Note:

(1) DD&A rate is calculated as the net book value of petroleum and natural gas properties, adjusted for unproven property costs divided by the reserves as calculated by the non-escalated proven reserve amount.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of Roseland's results of operations and financial position should be read in conjunction with its historical financial statements and related notes. The acquisition of Jeda immediately prior to the Amalgamation on February 29, 2000 was accounted for, under generally accepted accounting principles, as a reverse takeover and, accordingly, for accounting purposes, the historical financial statements of Roseland prior to February 29, 2000 are those of Jeda.

For the Twelve Months Ended December 31, 2002 and 2001

Daily Production Volumes

The average daily production volume for the twelve months ended December 31, 2002 was 353 bbls of oil and liquids per day. This compares with 312 bbls of oil and liquids per day for the twelve months ended December 31, 2001. This represents a 16% increase due to the drilling of 3 development wells in the Bellshill area offset by the natural decline of the existing production. Natural gas production was 1,587 mcfs per day for the twelve months ended December 31,2002. This represents a 26% decline from 1,982 mcfs per day for the twelve months ended December 31, 2001. This decline is due to the shutting in of uneconomic wells in the Galahad and Halkirk areas.

Price

The average price for the twelve months ended December 31, 2002 was $33.92 per bbl of oil and $4.13 per mcf of gas. This compares with $31.29 per bbl of oil and $5.66 per mcf for gas for the twelve months ended December 31, 2001. This represents a 8% increase in oil price and a 27% decrease in gas price.

Revenue

The revenue for the twelve months ended December 31, 2002 was $5,137,859 a decrease of 16% compared to $6,087,0835 for the twelve months ended December 31, 2001. This decrease is due to the substantially lower gas production and price.

Royalties

The average royalty rate for the twelve months ended December 31, 2002 decreased to 21.6% from 21.9% for the twelve months ended December 31, 2001.

Production Costs

The production costs for the twelve months ended December 31, 2002, were $7.65 per boe. (gas converted at 6:1) This compares with $8.49 per boe for the twelve months ended December 31, 2001. Cost reductions were accomplished by the replacement of rental equipment in the Killam area and increased throughput in the Bellshill area.

Depreciation, Depletion and Amortization

The DD&A rate for the twelve months ended December 31, 2002 was $7.34 per boe. This compares with a DD&A rate of $9.34 per boe for the twelve months ended December 31, 2001. As at December 31, 2001 the corporation calculated a ceiling test using prices of $21.65 per bbl of oil and $3.65 per mcf of gas. This resulted in a ceiling test writedown of $5,671,362, net of future taxes. (gas converted at 6 mcf/bbl)

General and Administrative Expenses

General and administrative costs for the twelve months ended December 31, 2002 were $829,347. This compares with $916,949 for the twelve months ended December 31, 2001. Reductions were accomplished by reductions in salaries by key employees and lower legal and consulting fees associated with the purchase of Marchwell in 2001.

Interest & Financing Charges

Interest and financing costs for the twelve months ended December 31, 2002 were $362,288. This compares with $496,964 for the twelve months ended December 31, 2001. This reduction was due to the repayment in February 2001 of the bridge financing required for the purchase of Rhodie and Silverback.

Working Capital and Liquidity

As at December 31, 2002 Roseland had a working capital deficiency of $582,713. This compares with a working capital deficiency of $961,956 at December 31, 2001 and $2,749,743 at December 31, 2000. The elimination of the deficiency is a high priority for the company.

For the Twelve Months Ended December 31, 2001 and 2000

Net Income

Net loss was $5,241,073 for the year ended December 31, 2001 compared to net income of $837,845 for the year ended December 31, 2000. The main reason for the loss was a ceiling test writedown of $5,671,362, net of future tax adjustments

Revenue

The revenue for the twelve months ended December 31, 2001 was $6,087,835, an increase of 54% compared to $3,955,366 for the twelve months ended December 31, 2000. This increase is mainly due to a full year's oil production from the Bellshill Lake and Killam areas offset by a reduction in product prices.

Daily Production Volumes

The average daily production volume for the twelve months ended December 31, 2001 was 312 bbls of oil and liquids per day and 1,982 mcf of gas per day. This compares with 65 bbls of oil and liquids per day and 1,606 mcf of gas per day during the twelve months ended December 31, 2000. This represents a 380% increase in liquids production and a 23% increase in gas production due to a full years effect of a previous acquisition, development drilling and the conservation of gas at Bellshill Lake. On a boe/d basis (6:1 ratio), average daily production in the year ended December 31, 2001 was 642 boe/d as compared to 333 boe/d for the year ended December 31, 2000.

Prices

The average price for the twelve months ended December 31, 2001 was $31.29 per bbl of oil and $5.66 per mcf of gas. This compares with $40.50 per bbl of oil and $6.46 per mcf for gas for the twelve months ended December 31, 2000. This represents a 23% decrease in oil price and a 12% decrease in gas price.

Royalties

The average royalty rate for the twelve months ended December 31, 2001 decreased to 21.9% from 22.0% for the twelve months ended December 31, 2000.

Production Costs

The production costs for the twelve months ended December 31, 2001, were $8.49 per boe. (gas converted at 6:1) This compares with $9.76 per boe for the twelve months ended December 31, 2000. This decrease is attributable to the electrification and removal of rental power generating equipment at the Bellshill battery as well as increased throughput.

Depreciation, Depletion and Amortization

The DD&A rate for the twelve months ended December 31, 2001 was $9.34 per boe. This compares with a DD&A rate of $9.30 per boe for the twelve months ended December 31, 2000. As at December 31, 2001 Roseland calculated a ceiling test using prices of $21.65 per bbl of oil and $3.65 per mcf of gas. This resulted in a ceiling test writedown of $5,671,362, net of future taxes. (gas converted at 6 mcf/bbl)

General and Administrative Expenses

General and administrative costs for the twelve months ended December 31, 2001 were $916,949. This compares with $613,328 for the twelve months ended December 31, 2000. This increase was due to the increased staffing levels associated with operating properties.

Interest and Financing Charges

Interest and financing costs for the twelve months ended December 31, 2001 were $496,964. This compares with $354,394 for the twelve months ended December 31, 2000. This increase was due to financing related to the acquisition of Rhodie and Silverback in 2000.

Cash Flow

Cash flow for the twelve months ended December 31, 2001 was $2,763,680 compared to $2,396,459 for the twelve months ended December 31, 2000.

For the Twelve Months Ended December 31, 2000 and the Five Months Ended December 31, 1999

Net Income

The net income for the twelve months ended December 31, 2000 was $837,845 compared to a net loss of $1,418,190 for the five months ended December 31, 1999. In addition to the shorter time frame of only five months, there was a writedown of property, plant and equipment in the amount of $1,596,367 for gas assets in the United States.

Revenue

The revenue for the twelve months ended December 31, 2000 was $3,955,366. This compares with revenue in the amount of $482,544 for the five months ended December 31, 1999. The variation in revenue is due to the difference in the length of the reporting period.

Daily Production Volumes

The average daily production volume for the twelve months ended December 31, 2000 was 65 bbls of oil and liquids per day and 1,606 mcf of gas per day. This compares with 10 bbls of oil and liquids per day and 1,205 mcf of gas per day during the five months ended December 31, 1999. This represents a 550% increase in oil and liquids production due to acquisitions. Gas production increased 34% due to the tie in of a suspended well in the Chinook area and acquisitions. On a boe/d basis (6:1 ratio), average daily production in the twelve months ended December 31, 2000 was 333 boe/d as compared to 210 boe/d for the five months ended December 31, 1999.

Prices

The average price for the twelve months ended December 31, 2000 was $40.50 per bbl of oil and $6.46 per mcf of gas. This compares with $25.68 per bbl of oil and $3.44 per mcf for gas. This represents a 57% increase in oil price and an 88% increase in gas price.

Royalties

The average royalty rate decreased marginally for the twelve months ended December 31, 2000 to 22.0% from 22.6% for the five months ended December 31, 1999.

Production Costs

The production costs for the 12 months ended December 31, 2000 were $9.76 per boe. This compares with $4.87 boe for the five months ended December 31, 1999. This increase is attributable to the acquisition of properties in the Bellshill Lake area. During this time frame considerable new equipment was ordered and installed, some of which was ordered on a rental basis.

Depreciation, Depletion and Amortization

The DD&A rate for the 12 months ended December 31, 2000 was $9.30 per boe. This compares with a DD&A rate of $4.87 per boe for the five months ended December 31, 1999. This increase is due to the acquisition of Rhodie and Silverback in September, 2000.

General Administrative Expenses

General and administrative costs for the 12 months ended December 31, 2000 were $613,328. This compares with $59,934 for the five months ended December 31, 1999. This increase was due to increased staffing levels in 2000.

Interest & Financing Charges

Interest and financing costs for the 12 months ended December 31, 2000 were $354,394. This compares with $1,205 for the five months ended December 31, 1999. This increase was due to financing related to the acquisition of Rhodie and Silverback in September, 2000.

Cash Flow

Cash flow for the twelve months ended December 31, 2000 was $2,396,459 compared to $304,551 for the five months ended December 31, 1999. This increase was due to the longer period of comparison and the acquisition of Rhodie and Silverback.

Directors And Officers Of Roseland

The following table sets forth, for each of the directors and executive officers of Roseland, the person's name, municipality of residence, position with Roseland, principal occupation and, if a director, the date on which the person became a director. Each of the directors was elected at the annual meeting of shareholders of Roseland held on May 29, 2002 to hold office until the next annual meeting of shareholders.

Name, Municipality of Residence and Position Held	Principal Occupation During the Last 5 Years	Number of Roseland Shares Held
Gordon D. Harris Calgary, Alberta President/Chief Executive Officer/Director Director since September 13, 1999	President and Chief Executive Officer, Roseland since September, 1999; Vice-President Production, Engineering and Chief Operating Officer 1997-1999 Vermilion Resources Ltd. (a Canadian public oil and gas company), Regional Manager, Africa CIS, 1988-1997 Canadian Occidental Petroleum Ltd.	569,125
John J. Fleming (1) Calgary, Alberta Chairman/Director Director since September 13, 1999	President, Bonanza Energy Inc. (private investment company); Chairman and Chief Executive Officer of TransAtlantic Petroleum Corp. (Canadian public oil and gas company).	7,887,500
Robert G. Atkinson Vancouver, B.C. Director since February 29, 2000	Director, Quest Investment Corporation (Merchant Bank – Other)	193,750
F.K. Roy Gillespie (1) Calgary, Alberta Director since September 13, 1999	Principal shareholder and President of Trans Empire Fuel (a private investment company).	50,000
W. David Black (1) Vancouver, B.C. Director since February 29, 2000	Partner, DuMoulin Black (law firm).	396,125
Byron Fleming Calgary, Alberta Secretary/Controller	Secretary/Controller since June, 1999; prior thereto, Controller, Profco Resources Ltd. from July, 1994 to December, 1998 (a Canadian public oil and gas company).	193,750

Notes:

(1) Member of the Audit Committee.

(2) Roseland does not have an executive committee.

As at May 13, 2003, the directors and senior officers of Roseland, as a group, owned, directly or indirectly, or exercised control or direction over 9,290,250 Roseland Shares or approximately 25.7% of the outstanding Roseland Shares.

Conflicts of Interest

Certain of Roseland's directors and officers serve or may agree to serve as directors or officers of other companies or have significant shareholdings in other companies and, to the extent that such other companies may compete with Roseland or may participate in ventures in which Roseland may participate, the directors of Roseland may have a conflict of interest in respect of such competition and negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of Roseland's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms or other conflicting matter. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. The directors of Roseland are required to act honestly, in good faith and in the best interests of Roseland. In determining whether or not Roseland will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which Roseland may be exposed and its financial position at the time.

Exploration Services Contract

Effective May 1, 2002, William Moore, then Vice-President, Land, Dale Hardcastle, then Vice-President, Exploration and Doug Bonar, then Manager Geophysics (collectively, the "Consultants") resigned as officers of Roseland and entered into an exploration services contract (the "Exploration Services Contract") with Roseland to provide exploration services and to present projects to Roseland on a consulting basis. The Consultants were paid $255,000 annually by Roseland for their services and earned a gross overriding royalty interest of 3% in new exploration prospects which Roseland accepts. Under the terms of the contract, Roseland had the right of first refusal on prospects developed by the Consultants. The Exploration Services Contract expired May 1, 2003.

Executive Compensation

For the year ended December 31, 2002 the corporation had no executive officers (the "named officers") whose salary and bonus exceeded $100,000. The following table provides information concerning the compensation for the named executive officers for the last three fiscal periods. The total number of executive officers of the Corporation during the year ended December 31, 2002 was three (3).

Summary Compensation Table

		Annual Compensation			Long Term Compensation		
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	All Other Compensation ($)
Gordon Harris	2002	99,000	Nil	Nil	100,000	Nil	Nil
President and Chief	2001	133,166	10,000	14,000 (1)	75,000	Nil	Nil
Executive Officer (2)(5)	2000	94,500	Nil	55,000 (1)	Nil	50,000(6)	Nil
William Moore	2002	35,062	Nil	49,086 (3)	Nil	Nil	Nil
Vice-President, Land	2001	99,180	10,000	Nil	50,000	Nil	Nil
(3)(5)(7)	2000	67,500	Nil	Nil	100,000	50,000(7)	Nil
Dale Hardcastle Vice-	2002	35,062	Nil	49,086 (4)	Nil	Nil	Nil
President, Exploration	2001	99,180	10,000	Nil	50,000	Nil	Nil
(4)(5)(7)	2000	53,000	Nil	Nil	100,000	50,000(7)	Nil

50

Notes:

(1) Paid to a corporation owned by the named executive officer.

(2) Mr. Harris commenced employment with Roseland in September 1999

(3) Mr. Moore commenced employment with Roseland in March 2000 and resigned on May 1, 2002. See "Exploration Services Contract".

(4) Mr. Hardcastle commenced employment with Roseland in May 2000 and resigned on May 1, 2002. See "Exploration Services Contract".

(5) Named executive officers also participated in group benefit plans available to all employees of Roseland, the value of which for each named executive officer in each year is less than 10 % of the total of the annual salary and bonus of the named executive officer for such year.

(6) Roseland has made loans to the named executive officer to acquire an aggregate of 100,000 shares of Roseland. The loans are interest bearing at the prime rate of interest of the National Bank of Canada from time to time, are secured by the common shares and are to be repaid by June 1, 2005.

(7) These loans were repaid in full to Roseland on April 25, 2003

Stock Options

The following table sets forth individual grants of options made to the directors and named executive officers during the fiscal period ended December 31, 2002.

Option Grants During the Year Ended December 31, 2002

Name	Securities Under Options Granted (#)	% of Total Options Granted In Financial Year	Exercise Price ($/Share)	Market Value of Securities Underlying Options on the date of Grant ($/Share)	Expiration Date
Robert Atkinson	50,000	8.0 %	$.13	$.13	December 16, 2007
W.D. Black	50,000	8.0 %	$.13	$.13	December 16, 2007
John J. Fleming	50,000	8.0 %	$.13	$.13	December 16, 2007
F.K. Roy Gillespie	50,000	8.0 %	$.13	$.13	December 16, 2007
Gordon D. Harris	100,000	16.0 %	$.13	$.13	December 16, 2007

The following table provides information concerning (i) options exercised by any named executive officer and director during the financial year ended December 31, 2002; and (ii) the number and the value at December 31, 2002 of the unexercised options held by the named executive officers and directors. In the table, "exercisable" options are those for which the vesting period or conditions, if any, have been met, and "in the money" options are those where the exercise price was less than the market price of the Roseland Shares at the close of business on December 31, 2002.

Aggregated Option Exercises and Financial Year-End Option Values

	Options Exercised		Unexercised Options at Financial Year End		Value of the unexercised In-the Money Options at Financial Year End	
Name	Securities Acquired	Aggregate Value	Exercisable	Not Exercisable	($) Exercisable	($) Not Exercisable
Robert Atkinson	Nil	Nil	120,000	Nil	Nil	Nil
W.D. Black	Nil	Nil	120,000	Nil	Nil	Nil
John J. Fleming	Nil	Nil	120,000	Nil	Nil	Nil
F.K. Roy Gillespie	Nil	Nil	120,000	Nil	Nil	Nil
Gordon D. Harris	Nil	Nil	275,000	50,000	Nil	Nil

Retirement Plans

Roseland has no retirement plans, pension plans or other forms of retirement compensation for its employees.

Employment Contracts

The President and two senior employees have employment contracts with Roseland providing for the payment of twelve months salary in the event of a change of control in Roseland.

Remuneration of Directors

Directors are granted options to acquire Roseland Shares. See the above table of stock option grants for the options granted to the directors in 2002. Otherwise, no compensation by way of retainer or fees was paid to directors for acting in such capacity in 2002.

Indebtedness of Directors and Senior Officers

Roseland has made loans to the following named executive officers to acquire an aggregate of 300,000 Roseland Shares. The loans are interest bearing at the prime rate of interest of the National Bank of Canada from time to time and are secured by the Roseland Shares. Two loans totalling $100,000 in the aggregate were repaid on April 25, 2003 and one loan totalling $50,000 is to be repaid by June 1, 2005. A similar loan of $50,000 to acquire 100,000 Roseland Shares was also provided to a senior employee who is not an executive officer or director, which loan was repaid on April 25, 2003. The aggregate indebtedness of all officers, directors, employees, and former officers, directors and employees of Roseland or any of its subsidiaries that is owed to Roseland or any of its subsidiaries as of April 25, 2003 is $50,000.

Name and Address	Principal Position of Borrower	Aggregate Value of loan	Largest Amount Outstanding During Year Ended December 31, 2002	Amount Outstanding as at April 25, 2003	Financially Assisted Securities Purchased During Year Ended December 31, 2002	Security for Indebtedness
Gordon D. Harris Calgary, Alberta	President	$ 50,000	$ 50,000	$ 50,000	nil	100,000 Roseland Shares
William H. Moore Calgary, Alberta (1)(2)(4)	V.P. - Land	$ 50,000	$ 50,000	nil	nil	nil
Dale Hardcastle Calgary, Alberta (1)(3)(4)	V.P. Exploration	$ 50,000	$ 50,000	nil	nil	nil

Notes:

(1) Under the terms of the Exploration Services Contract, these loans were due on May 1, 2003 or upon the earlier termination of the agreement.

(2) Mr. Moore commenced employment with Roseland in March 2000 and resigned on May 1, 2002. See "Exploration Services Contract".

(3) Mr. Hardcastle commenced employment with Roseland in May 2000 and resigned on May 1, 2002. See "Exploration Services Contract".

(4) The employee repaid the loan in full on April 25, 2003

Interests of Management and Others in Material Transactions

Other than as described or referred to elsewhere in this prospectus, there are no material transactions entered into during the past three years or proposed to be entered into that have affected or are expected to materially affect Roseland or any of the affiliates of Roseland involving an officer or director of Roseland or any associate or affiliate of any such persons or companies.

Stock Option Plan

Roseland has a stock option plan (the "Plan") under which the directors of Roseland may, from time to time, grant options to directors, senior officers, employees and consultants of Roseland, based upon their respective contributions to the success of Roseland. The number of Roseland Shares granted under each option depends upon the management responsibilities placed upon each director, senior officer, employee or consultant to whom an option is granted. The number of Roseland Shares that may be optioned under the Plan is limited to 10% of the number of Roseland Shares issued and outstanding, subject to corporate reorganization or an increase approved by shareholders. The exercise price at which any option will be exercisable is the market price of the Roseland Shares on the day on which the option was granted.

The following table sets forth all outstanding options to purchase Roseland Shares as of April 28, 2003.

Class of Optionee	Number of Roseland Shares under Option	Date of Grant	Average Option Exercise Price	Average Market Value of Securities Underlying Options on the Date of Grant ($/Share)	Average Market Value of Securities Underlying Options as of April 28, 2003 ($/Share)	Expiry Date
Executive officers as a group (2)	485,000	October 5, 1999 – December 16,2002	$0.35	$0.35	$0.17	October 5, 2004 – December 16, 2007
Directors who are not also executive officers as a group (4)	560,000	October 5, 1999 – December 16,2002	$0.36	$0.36	$0.17	October 5, 2004 – December 16, 2007
Employees and others as a group (8)	945,000	October 5, 1999 – December 16,2002	$0.41	$0.41	$0.17	October 5, 2004 – December 16, 2007

Description of Share Capital

Roseland's authorized capital consists of an unlimited number of Roseland Shares without nominal or par value. As of April 25, 2003 there were 36,071,170 Roseland Shares issued and outstanding.

Holders of Roseland Shares are entitled to notice of, to attend and to vote at all meetings of shareholders and are entitled to one vote per share. The holders of Roseland Shares are entitled to receive such dividends as the directors declare on the Roseland Shares and to share equally in the remaining assets of Roseland on dissolution.

Dividend Policy

Roseland has not paid dividends on its Roseland Shares to date. Any determination to pay dividends will be at the discretion of the board of directors of Roseland and will depend upon Roseland's financial condition, results of operations, capital requirements and such other factors as the board of directors of Roseland may deem relevant.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of Roseland as at December 31, 2002.

	Authorized	Outstanding as at December 31, 2002 (audited)
Bank Loan[1]	$6,200,000	$4,750,000
Convertible Debentures[2]	$970,000	$970,000
Common Shares	Unlimited	$3,575,492 (36,071,170 shares)
Retained Earnings (Deficit)[3]		$681,104

Notes:

(1) The Canadian Institute of Chartered Accountants issued a guideline on the classification of debt obligations. Under the new guideline, effective January 1, 2002, the revolving demand loan previously classified as long term will be classified as a current obligation without any change to prior statements.

(2) The Debentures bear interest at a rate of 10% per year and mature on December 21, 2003. The Debentures are convertible at the option of the holder into Roseland Shares at any time prior to maturity at a conversion price of $0.65 per share (prior to the Share Consideration), being a rate of 1,538 Roseland Shares for each $1,000 principal amount of Debentures.

(3) The Retained Earnings of Roseland at December 31, 2002, was $681,104. On May 29, 2002, the shareholders of Roseland passed a special resolution to reduce the stated capital of the Common Shares of Roseland by $4,403,228 in order to eliminate the deficit of Roseland in that amount as at December 31, 2001.

Principal Holder of Common Shares

To the knowledge of the directors and officers of Roseland, no person, firm or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Roseland carrying more than 10% of the voting rights attaching to any class of voting securities of Roseland except as noted in this Joint Circular.

Prior Sales of Common Shares

The following table sets forth information regarding sales of Roseland Shares by Roseland during the past twelve months:

Date of Issue	Number of Common Shares Issued	Issue Price per Common Share
August 8, 2002	11,647,979	$0.14

Price Range and Trading Volume of Common Shares

The Roseland Shares are listed on TSXV under the symbol "ROS". The following table sets forth price ranges and trading volume information regarding the Roseland Shares for the periods indicated.

	High	Low	Volume
	$	$	
2001			
First Quarter	0.68	0.47	2,035,131
Second Quarter	0.90	0.63	2,720,762
Third Quarter	0.61	0.30	628,800
Fourth Quarter	0.33	0.15	591,700
2002			
First Quarter	0.30	0.15	858,500
Second Quarter	0.21	0.08	206,550
Third Quarter	0.16	0.08	598,717
Fourth Quarter	0.19	0.10	9,744,892
2003			
January	0.15	0.13	97,950
February	0.17	0.12	153,000
March	0.17	0.12	223,625
April	0.18	0.13	2,027,875
May 1-12	0.18	0.16	228,000

The closing price of the Roseland Shares on the TSXV on May 13, 2003 was $0.17.

Escrowed Securities

As of the date hereof, there are no Roseland Shares held in escrow.

Risk Factors

The risks and uncertainties described below should be carefully considered before making a decision to invest in Roseland Shares, and should be considered in conjunction with the information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations".

These risks and uncertainties are not the only ones facing Roseland. Additional risks and uncertainties not presently known to Roseland or that Roseland currently believes to be immaterial may also impact the business operations of Roseland. If any of the following risks actually occurs, Roseland's business, financial condition and operating results could be materially harmed. In such case, the trading price of the Roseland Shares would likely decline and a Roseland Shareholder could lose all or part of his or her investment.

An investment in the Roseland Shares should be considered highly speculative due to the nature of Roseland's business. The acquisition, exploration and development of oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Roseland's ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Roseland.

The success of Roseland is largely dependent on the performance of its key employees. Failure to retain or to attract and retain additional key employees with necessary skills could have a materially adverse impact upon Roseland's growth and profitability.

Roseland does not have key man insurance in effect for management. The contributions of these individuals to the immediate future operations of Roseland are likely to be of central importance.

An investment in the Roseland Shares should also be considered highly speculative due to Roseland's present stage of development. Roseland does not have a lengthy operating history upon which investors may rely and there is no assurance that Roseland's business will be successful.

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive legislative and regulatory controls imposed by various levels of government which may be amended from time to time. Roseland's oil and natural gas operations may also be subject to compliance with federal, provincial and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment.

Roseland has received legal title opinions or has internally reviewed the ownership records associated with its properties prior to the acquisition thereof, and thereby has satisfied itself both as to title and to the ability of the vendor to convey good title. However, no absolute assurances can be given that title defects do not exist. If title defects do exist, it is possible that Roseland may lose all or a portion of its right, title, estate and interest in and to the properties to which the title defect relates.

Roseland's operations are subject to the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blow-outs, cratering and fires, all of which could result in personal injuries, loss of life and damage to property of Roseland and others. Roseland carries insurance in accordance with customary industry practice. However, Roseland is not fully insured against all of the possible risks which may be encountered in the oil and gas industry, nor are all such risks insurable.

The marketability and price of oil and natural gas which may be acquired or discovered by Roseland will be affected by numerous factors beyond the control of Roseland. Roseland will be affected by the differential between the price paid by refiners for light quality crude oil and the medium grade of crude oil produced by Roseland. Roseland is also subject to market fluctuations in the prices of oil and natural gas.

The oil and gas industry is intensely competitive and Roseland must compete in all aspects of its operations with a substantial number of other corporations which have greater technical and financial resources. Depending on future exploration and development plans, Roseland may require additional financing which may not be available or, if available, may not be available on favourable terms. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Roseland's ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling.

The prices for both oil and natural gas are unstable and are subject to dramatic fluctuations. Any material decline in prices will result in a reduction of Roseland's net production revenue. The economic viability of producing from some of Roseland's wells may change as a result of lower prices, which could result in a reduction in the volumes of Roseland's recoverable reserves. Roseland might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Roseland's net production revenue causing a reduction in its oil and natural gas acquisition and development activities.

This Joint Circular contains estimates of Roseland's oil and gas reserves and the estimated future net revenues therefrom that rely upon various assumptions, including assumptions as to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from those estimated in the respective reserve reports. Any significant variance in these assumptions could materially affect the estimated quantities and present value of reserves set forth in this Joint Circular. In addition, such reserves may be subject to downward or upward revisions based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors, many of which are beyond the control of Roseland. Actual production, revenues, taxes, development expenditures and operating expenses with respect to reserves will likely vary from the estimates used, and such variances may be material.

The present value of future net revenues referred to in this Joint Circular should not be construed as the current market value of the estimated oil and gas reserves attributable to Roseland's properties. The estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows will be affected by increases or decreases in consumption by oil and gas purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and gas properties.

In general, the volume of production from oil and gas properties declines as reserves are depleted. The decline rates depend on reservoir characteristics and vary from steep declines to the relatively slow declines characteristic of long-lived fields. Except to the extent Roseland acquires properties containing proved reserves or conducts successful development and exploration activities, or both, the reserves of Roseland will decline as reserves are produced. Roseland's future natural gas and oil production is, therefore, highly dependent upon its level of success in finding or acquiring additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, Roseland's ability to make the necessary capital investment to maintain or expand its asset base of oil and gas reserves would be impaired. In addition, there can be no assurance that Roseland's future development, acquisition and exploration activities will result in additional reserves or that Roseland will be able to drill productive wells at acceptable costs.

The timing of oil and gas exploration and development activities is dependent on the availability of drilling and related equipment in the particular areas where such activities are to be conducted. Demand for such limited equipment by Roseland's competitors or access restrictions imposed by an area's surface and/or weather conditions may affect such equipment availability to Roseland and may delay exploration and development activities.

Roseland's working capital deficiency, net of debt as at December 31, 2002 was $582,713. The outstanding revolving operating demand loan on December 31, 2002 was $4,750,000. Roseland expects that it will have sufficient financial resources to fund its ongoing activities and discretionary capital expenditures. In addition, Roseland's lender has advised Roseland that, as of May 6, 2003, it has approved an amendment to the credit facilities through to June 30, 2003 at which time the scheduled annual review will be conducted. However, if its bank loan is demanded, there can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet its liabilities and operations. The inability of Roseland to access sufficient capital could have a material adverse effect on its financial condition, results of operations and prospects.

Legal Proceedings

Roseland is not involved in any material legal proceedings, nor is it aware of any such proceedings that are contemplated.

Auditors, Registrar and Transfer Agent

The auditors of Roseland are KPMG LLP, Chartered Accountants.

Computershare Trust Company of Canada, at its principal office in Calgary, is the registrar and transfer agent for the Roseland Shares.

Material Contracts

The only material contract, other than contracts entered into in the ordinary course of business, entered into within the past two years by Roseland or any subsidiary of Roseland was the Merger Agreement:

Legal Matters

Certain legal matters in connection with the Merger will be passed upon on behalf of Roseland by Macleod Dixon LLP.

Interests of Experts

As of the date hereof, the partners and associates of Macleod Dixon LLP, as a group, beneficially own, directly or indirectly, less than 1% of the Roseland Shares. As of the date hereof, the partners of KPMG LLP do not own any of the Roseland Shares. As of the date hereof, the principals of Martin & Brusset Associates, Petroleum Consultants, as a group, beneficially own, directly or indirectly, less than 1% of the Roseland Shares.

Website

Continuous disclosure documents of Roseland may be accessed at www.sedar.com.

INFORMATION CONCERNING RIVAL ENERGY INC.

Corporate Structure

Rival Energy Inc. was incorporated under the name "Longview Petroleum Corporation" under the laws of the Province of Alberta on December 16, 1999. The head office and principal office of Rival is located at Suite 2700, 500 - 4th Avenue S.W., Calgary, Alberta, and the registered office of Rival is located at 3100, 324 - 8th Ave. S.W., Calgary, Alberta.

Rival filed Articles of Amendment on August 30, 2002 to change the name of Rival to "Rival Energy Inc." and to consolidate the outstanding common shares on the basis of one new Rival Share for every six issued and outstanding shares.

Rival has one wholly-owned subsidiary, Rival Energy Corp., which was incorporated under the ABCA. Rival Energy Corp. has not carried on any business since its incorporation.

General Development and Overview

Rival is a junior oil and natural gas issuer with interests in properties located in the Lougheed area of Saskatchewan and the Fenn West area of Alberta.

Rival was organized as a capital pool company under the policies of the TSXV. It completed its initial public offering on August 30, 2000 and became listed on the TSXV on May 30, 2001 as a capital pool company.

On June 15, 2001, Rival completed the acquisition of its initial oil and natural gas assets being a 50% working interest in the Lougheed property in Saskatchewan from Grand Bow Petroleum Ltd. of Calgary, Alberta ("Grand Bow"). The acquisition comprised the qualifying transaction of Rival under the policies of the TSXV. In consideration for such properties, Rival paid Grand Bow a purchase price of $330,000 payable in cash of $150,000 and 600,000 Common Shares (100,000 post-consolidation) of Rival at a deemed price of $0.30 per share. At the time of the acquisition, Grand Bow was at arm's length to Rival.

On August 29, 2002 Rival's shareholders approved a reorganization and recapitalization of Rival involving a group of investors including Mr. Colin F. Ogilvy, the President and Chief Executive Officer and a director of Rival, which resulted in Mr. Ogilvy, in conjunction with a new management team, taking over control of the growth and direction of Rival on a full time basis. Larry M. Jones and Stephen N. Ewaskiw were elected to serve on Rival's board of directors in addition to Colin Ogilvy, William Kilbourne, Andy Papadopoulos, Lamont Tolley and Thomas Milne. Messrs. Jones and Kilbourne were appointed Chairman and Vice-Chairman of the board, respectively; John Clark was appointed Vice President, Engineering, George Ziroff was appointed Vice President, Finance and Harley Winger was appointed Secretary.

Following the approval of shareholders on August 29, 2002, the recapitalization was completed pursuant to which Rival issued 14,500,000 Common Shares (2,416,667 post-consolidation) for aggregate gross proceeds of $2,339,000. 8,200,000 of the Common Shares (1,366,667 post-consolidation) sold under the private placement were issued on a "flow-though" basis under the Tax Act. Upon completion of the reorganization and recapitalization the directors and officers of Rival controlled approximately 13,875,000 Common Shares (2,312,500 post consolidation) or approximately 68% of the issued and outstanding Common Shares (37% after exercise of special warrants), resulting in a change of control of Rival.

On August 30, 2002 and September 27, 2002 Rival completed the private placements of 4,021,728 special warrants at $1.10 per special warrant for gross proceeds of $4,423,900. The special warrants were cleared by Prospectus dated November 8, 2002 filed in the provinces of British Columbia, Alberta and Ontario.

Red Earth (Loon), Alberta

In December 2002, Rival purchased land and participated with an industry partner in shooting a 64 square kilometer 3D seismic program in Red Earth. A well was drilled in February 2003 which was unsuccessful but allowed Rival to earn an interest in additional lands and retain an interest in lands that would have expired. Rival holds a 32.7% percent working interest and expects to drill five additional wells in the area this year.

Lougheed, Saskatchewan

Rival's first operations were to develop the Lougheed property purchased from Grand Bow. Rival drilled one horizontal oil well (50% net to Rival) on the property which commenced production in July 2001 at an average production volume of 30 bbls/d (15 bbls/d net to Rival). The results of that well did not warrant further drilling on the property and Rival has no further plans to drill additional wells on the Lougheed property.

Fenn West, Alberta

Rival has purchased an interest in undeveloped land in the Fenn West area of Alberta (Section 18-36-21 W4M) for a purchase price of approximately $55,000. There are a number of Nisku oil wells in the area. Rival is currently reviewing the geology and available seismic in order to determine possible drilling locations.

Rival currently has three full-time employees, being Colin Ogilvy, John Clark and Steve Ewaskiw. Consultants for Rival perform work as necessary on a contract basis.

Historical Production Revenues

Gross production revenues (before deduction of royalties payable to others) for each of Rival's products during the years ended December 31, 2002 and 2001 are as follows:

	2002		2001	
	($000)	% of Total Revenue	($000)	% of Total Revenue
Crude Oil	89	100	67	100
NGLs	Nil	Nil	Nil	Nil
Natural Gas	Nil	Nil	Nil	Nil
Total	89	100	67	100

Quarterly Production History

The following table shows Rival's average working interest sales volumes (before deduction of royalties payable to others) for each of the four fiscal quarters in the most recently completed financial year and the year then ended. There was no production for Rival prior to 2001.

Average Daily Production

	Year Ended December 31, 2002				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total for Year
Crude Oil (bbls/d)	9.8	5.5	6.4	7.9	7.4
NGLs (bbls/d)	Nil	Nil	Nil	Nil	Nil
Total Liquids (bbls/d)	9.8	5.5	6.4	7.9	7.4
Natural Gas (Mcf/d)	Nil	Nil	Nil	Nil	Nil
Total (BOE/d)	9.8	5.5	6.4	7.9	7.4

	Year Ended December 31, 2001				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total for Year
Crude Oil (bbls/d)	Nil	Nil	13	14	13
NGLs (bbls/d)	Nil	Nil	Nil	Nil	Nil
Total Liquids (bbls/d)	Nil	Nil	13	14	13
Natural Gas (Mcf/d)	Nil	Nil	Nil	Nil	Nil
Total (BOE/d)	Nil	Nil	13	14	13[1]

Note:
(1) Total for the year is the average since production commenced.

Quarterly Capital Expenditures

The ongoing capital expenditures of Rival are financed through operating cash flow, the issuance of additional securities, bank borrowing and the use of working capital. The following table summarizes Rival's capital expenditures in the categories and for the periods indicated.

	Year Ended December 31, 2002				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total for Year
Land rentals	1	Nil	Nil	Nil	1
Drilling and completions	12	17	(10)	925	944
Plant and facilities	10	Nil	Nil	Nil	10
Office and other expenditures	Nil	Nil	Nil	Nil	Nil
	23	17	(10)	925	955
Producing property acquisitions	Nil	Nil	Nil	Nil	Nil
Capitalized general and administrative expenses	Nil	Nil	Nil	49	49
Total capital expenditures	23	17	(10)	974	1,004
Property dispositions	Nil	Nil	Nil	Nil	Nil
Net Capital expenditures	23	17	(10)	974	1,004

	Year Ended December 31, 2001				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total for Year
Land rentals	Nil	Nil	Nil	Nil	Nil
Drilling and completions	Nil	Nil	304	5	309
Plant and facilities	Nil	Nil	26	1	27
Office and other expenditures	Nil	Nil	Nil	Nil	Nil
	Nil	Nil	330	6	336
Producing property acquisitions	Nil	330	Nil	Nil	330
Capitalized general and administrative expenses	Nil	Nil	Nil	Nil	Nil
Total capital expenditures	Nil	330	330	6	666
Property dispositions	Nil	Nil	Nil	Nil	Nil
Net Capital expenditures	Nil	330	330	6	666

Quarterly Netback History

The following tables show Rival's average netbacks received for each of the quarters in the most recently completed financial year. No hedging costs were incurred for the periods indicated.

60

Crude oil (light/medium) Netbacks ($ per bbl)

	Year Ended December 31, 2002				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total for Year
Sales price	$26.73	$35.04	$37.60	$36.39	$32.74
Royalties	1.02	1.28	1.35	1.59	1.29
Operating costs	21.10	18.00	19.75	11.94	17.76
Netback	4.61	15.76	16.50	22.86	13.69

	Year Ended December 31, 2001				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total for Year
Sales price	Nil	Nil	$ 33.90	$ 20.83	$ 27.12
Royalties	Nil	Nil	1.38	0.74	1.05
Operating costs	Nil	Nil	15.34	16.55	15.97
Netback	Nil	Nil	$17.18	$3.54	$10.10

Selected Production and Financial Information

The following is a summary of selected production and financial information of Rival for the periods indicated and should be read in conjunction with the operational information and the financial statements and the notes thereto included elsewhere in this Joint Circular. Production information is stated prior to deduction of royalties.

Average Production Volumes [(1)]

	Year Ended December 31, 2002	Year Ended December 31, 2001	Initial 335 Day Period Ended December 31, 2000
Crude oil and NGLs (bbls/d)	7	13	Nil
Natural gas (Mcf/d)	Nil	Nil	Nil
Total BOE/d (6:1)	7	13[(1)]	Nil

Note:
(1) Total for the year is the average since production commenced.

Selected Financial Information

	Year Ended December 31, 2002	Year Ended December 31, 2001	Initial 335 Day Period Ended December 31, 2000
Revenue (net of royalties)	$84,998	$64,028	Nil
Net income (loss)	(225,984)	(519,046)	(43,876)
Basic and fully diluted loss per share	(0.06)	(0.12)	$(0.03)
Total assets	8,012,598	930,385	323,989
Total long term liabilities	199,500	2,000	nil
Shareholders' equity	$6,985,107	$914,823	$320,489

Oil and Gas Reserves

The oil and gas reserves of Rival are not presently material. Therefore Rival has not engaged an independent engineering firm for 2003 to prepare a report on oil and gas reserves since the independent report of Martin &

61

Brusset Associates effective January 1, 2002. However, management of Rival has estimated the oil and natural gas reserves effective January 1, 2003 and prepared the following reconciliation of reserves from that estimate.

	Oil		Natural Gas		Mboe	
	Proven	Probable(1)	Proven	Probable(1)	Proven	Probable(1)
Balance December 31, 2001	24,000	6,000			24	6
Acquisitions		Nil	Nil	Nil		Nil
Discoveries, extensions and revisions	(16,585)	(6,000)			(17)	(6)
Dispositions						
Production	(430)					
Balance December 31, 2002	6,985	Nil	Nil	Nil	7	Nil

Note:
(1) Probable reserves risked at 50%.

Undeveloped Lands

Rival's undeveloped land holdings as at December 31, 2002 are set forth in the following table:

Location	Acres	
Alberta	Gross	Net
Red Earth (Loon)	15,176	3,692
Fenn West	640	640
Other Alberta	560	280
Total Alberta	16,376	4,612
Lougheed Saskatchewan	480	240
Total undeveloped land	16,856	4,852

Note:
(1) Management estimates the value of Rival's undeveloped land holdings at $200,000.

Description of Share Capital

The authorized capital of Rival consists of an unlimited number of Rival Shares and an unlimited number of Preferred Shares issuable in series. There are currently 7,435,045 Rival Shares issued and outstanding.

Rival Shares

The holders of Rival Shares are entitled to receive notice of and to attend any meeting of the shareholders of Rival and are entitled to one vote for each Rival Share held (except at meetings at which only the holders of another class of shares are entitled to vote). The holders of Rival Shares are entitled to receive dividends, on a pro rata basis, if, as and when declared by the board of directors of Rival and, subject to prior satisfaction of all preferential rights, to participate ratably in the net assets of Rival in the event of any liquidation, dissolution or winding-up of Rival, whether voluntary or involuntary, or in the event of some other distribution of assets of Rival among shareholders for the purpose of winding-up its assets.

Preferred Shares

The Preferred Shares may be issued in one or more series, and the board of directors is authorized to fix the number of shares in each series, and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series. The Preferred Shares are entitled to a priority over the Rival Shares with respect to the payment of dividends and the distribution of assets upon the liquidation of Rival.. There are no Preferred Shares outstanding.

Market Information

The Rival Shares were originally listed on the TSXV under the symbol "LPC". Following the six for one consolidation and change of name which occurred on August 30, 2002 the Rival Shares became listed on the TSXV on October 28, 2002 under the new trading symbol "RVG".

Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion and analysis provides a review of the operating results, financial position and liquidity, risk and industry trends affecting the financial results of Rival for the periods indicated. Additional comments are provided in relation to changes made to operations since the year-end and the expected financial impact these changes may have. This commentary should be read in conjunction with the Consolidated Financial Statements.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Rival is in the business of exploration for and development of oil and natural gas in the Western Canada Sedimentary basin, with activities primarily located in Alberta and Saskatchewan. On August 29, 2002 Rival, then called Longview Petroleum Corporation, was reorganized and re-capitalized with a private placement of $2.3 million to a new management team led by Mr. Colin F. Ogilvy. In conjunction with the reorganization and private placement, Rival consolidated its shares on a 6 for 1 basis and changed its name to Rival Energy Inc. On August 30 2002 and September 29, 2002, Rival completed a private placement of special warrants to investors, raising $4.0 million. Since that time Rival has been very active in pursuing oil and natural gas property acquisitions and joint venture drilling opportunities.

The recent increase in commodity prices, beginning in November 2002, has created a more challenging environment to acquire oil and natural gas properties. The growing gap between vendor expectations and purchaser valuations has created difficulties within the acquisitions and divestment sector. Even though Rival was the lead candidate in three different asset transactions over the past four months, the vendor simply elected not to sell due to the difference in price expectations from market valuations. Rival continues to maintain its valuation discipline and believes that Rival's continued perseverance and diligence will be rewarded once the commodity price environment is less volatile. Rival has a very experienced management team with a track record of success throughout many different pricing environments.

Rival has recently completed a 23 square mile 3D seismic program in the Red Earth area with an industry partner. The results of this program are very encouraging and the initial well into this play is currently drilling. It is expected that at least two or three additional wells will be drilled in the Red Earth area of Alberta prior to spring break-up. These wells will be primarily targeting the Slave Point, Gilwood and Granite Wash formations within the region. At the same time Rival is actively developing prospects within the shallower Central Alberta region, and expects to commence drilling operations during the second quarter 2003.

On the production side, Rival's oil sales were up 33 percent in 2002 versus 2001 due to a full year of production from Rival's sole well in Lougheed, Saskatchewan and higher commodity prices in 2002. Field prices for this oil production averaged $33.94 per barrel in 2002, versus $27.12 per barrel in the prior period. Production declined to 7.4 barrels per day in 2002 from the 13.4 barrels per day in 2001. Oil royalties were 39 percent higher in 2002, again due mainly to higher oil prices and a longer production period.

Operating expenses for this property continue to be high, due to the expense of handling the water produced in association with the oil, averaging $17.22 per barrel in 2002 compared with $15.99 in the 2001 period. Although costs have been reduced as a result of a workover performed upon the well in 2002, the second half of 2002 operating costs, still averaged $15.79 per barrel.

General and administrative costs for 2003 versus 2002 are difficult to compare since there were neither employees nor office rent in 2002. Since Rival has just commenced operations, the level of general and administrative costs will not become efficient until Rival achieves its initial target of a minimum production base of 1,000 barrels of oil equivalent per day, either through property acquisition or through the drilling of wells.

Depletion and site restoration costs were much lower in 2002 averaging $5.92 per barrel of production due to the $400,000 ceiling test write-down taken in 2001. Interest income doubled in 2002 compared to the prior year due to the equity issues that raised over 6.3 million dollars and the subsequent short-term investing of this available capital prior to committing certain funds to oil and natural gas exploration.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Oil sales for the fourth quarter of 2001 declined by 36% to $25,466 from the third quarter due to the dramatic reduction in oil prices. Rival had no oil or natural gas production prior to the third quarter of 2001. The price Rival received for its December crude oil was 44% less than the price received in August. The low December price along with a reserve evaluation of 24,000 proven barrels recoverable net to Rival resulted in a ceiling test write-down of $400,000 for the year.

General and administrative costs were higher in 2001 primarily due to legal and filing fees incurred concerning Rival's major transaction.

Depletion expense before the ceiling test write-down was $27.28 per barrel, using the engineering evaluation of 24,000 barrels of proven recoverable reserves.

Rival has not used financial instruments in the past but would use commodity price hedging if the board of directors deemed it appropriate to do so to mitigate the risk of low commodity prices. However, no more than half of Rival's production would be hedged.

Effective January 1, 2002, Rival prospectively adopted the new standard of the CICA Handbook for stock-based compensation. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions where Rival grants common stock, stock options, or any other equity instruments, or incurs liabilities based on the price of these equity instruments. Rival uses the intrinsic value-based method therefore, no expense related to the stock compensation plan is included in earnings.

Liquidity and Capital Resources

Rival had working capital of $5.2 million at December 31, 2002. The 2001 flow-through share obligation has been fully expended, along with the half of the 2002 flow-through share obligation, leaving a balance of $ 0.7 million to be spent in 2003. This expenditure commitment should be fulfilled by the end of the first quarter as Rival's drilling program has recently commenced. Rival has a number of initiatives underway to create additional drilling opportunities and will continue to be very active in the merger and acquisition market. As discussed under general and administrative costs, Rival believes that it requires a minimum of 1,000 barrels of oil equivalent per day to achieve certain operating efficiencies. Even though the current commodity price environment makes property and corporate acquisitions more difficult to complete, it may simply take a little more time to accomplish the short-term growth objectives Rival has established. Management of Rival believes they have a good track record at growing companies primarily through their expertise in exploration and development drilling activities. Rival will continue to pursue all opportunities for growth that meet Rival's strict investment criteria.

Directors and Officers

The board of directors is currently comprised of seven persons. Each director is elected to serve until the next annual meeting of shareholders or until a successor is elected or appointed.

The following table sets out the name, municipality of residence, present position(s) held with Rival and principal occupations during the last five years (unless otherwise indicated) of each director and officer of Rival and the number of Rival Shares held by each of them.

Name and Municipality of Residence	Current Positions in Rival	Present Occupation for the Last Five Years	Number of Shares Beneficially Owned [(1)]
Colin F. Ogilvy Calgary, Alberta	President and Chief Executive Officer; Director since January 2000	Currently President of Rival; prior to that, President and Chief Executive Officer, OGY Petroleums Ltd.; President and Chief Executive Officer, Hillcrest Resources Ltd.	655,567
John E. Clark Calgary, Alberta	Vice President, Engineering	Currently Vice President, Engineering of Rival; prior to that, President of Circle Energy Inc.; prior to that, Vice President, Southern Canada for Pioneer Natural Resources Canada Inc.	216,667
George D. Ziroff Calgary, Alberta	Vice President, Finance	Currently Vice President, Finance of Rival and independent consultant; prior to that, Vice President, Finance with OGY Petroleums Ltd.	146,100
Andy Papadopoulos Calgary, Alberta	Chief Financial Officer and Director since January 2000	Currently Chairman and President, TheWebMarket.com Inc. and President, BIS Technology Ltd.	101,112
Larry M. Jones[(3)] Calgary, Alberta	Director and Chairman since August, 2002	Currently an independent businessman; prior to that, Chief Operating Officer of Equatorial Energy Inc.; prior to that, Vice President, Corporate Development with Penn West Petroleum Ltd.	619,047
Lamont C. Tolley[(2)(3)] Calgary, Alberta	Director since January 2000	Currently President of Genex Energy Ltd.; prior to that, Chairman, Starvest Capital Inc.; President and Chief Executive Officer, Pencor Petroleum Limited	100,833
William T. Kilbourne[(2)] Calgary, Alberta	Director since January 2000 and Vice Chairman since August 2002	Currently Vice Chairman, Kelman Technologies; prior to that, Chief Executive Officer, Capilano International Inc. and Chairman, K2 Energy Corp.	24,167
Thomas G. Milne[(2)] Calgary, Alberta	Director since January 2000	Currently Regional Services Partner with Myers Norris Penny LLP; prior thereto Chief Financial Officer and Director, China Broadband Corporation; prior to that, Partner, Merbanco Capital Inc.; Vice President Finance and Chief Financial Officer, Arakis Energy Corporation and Vice President Treasury Services, NOVA Corporation.	53,333
Stephen Ewaskiw[(3)] Calgary, Alberta	Vice President, Exploration; Director since August 2002	Currently Vice President, Exploration with Rival; prior thereto Vice President Oil & Gas Operations with Denison Energy Inc.; prior thereto, President of Innovative Energy Ltd.; prior thereto, Vice President, Exploration and Chief Operating Officer of Storm Energy Ltd.	416,667
Harley L. Winger Calgary, Alberta	Secretary	Partner with Burstall Winger LLP	41,667

Notes:

(1) The information as to shares beneficially held, not being within the knowledge of Rival, has been provided by the directors and officers.

(2) Member of Rival's Audit Committee.

(3) Member of Rival's Acquisition Committee. Rival does not have an Executive Committee.

As at the date hereof, the directors and officers of Rival, as a group, beneficially own, directly or indirectly, 2,375,160 Rival Shares or approximately 32% of the issued and outstanding Rival Shares. See "Information Concerning Rival Energy Inc. - Principal Shareholders" in this Joint Circular.

Management

The following individuals comprise the senior management of Rival and following the completion of the Merger, of New Rival.

Colin F. Ogilvy
President, Chief Executive Officer and Director

Mr. Colin Ogilvy received a Bachelor of Arts degree in Economics and Commerce in 1977 from Simon Fraser University. Mr. Ogilvy is 50 years old and has over 25 years of experience working in the oil and natural gas industry and has been the President and Chief Executive Officer of two junior oil and gas companies over the past 12 years. Most recently Mr. Ogilvy led the restructuring and recapitalization of OGY Petroleums Ltd. from 1994 through its sale to Baytex Energy Ltd. in May of 2001. Prior to OGY, Mr. Ogilvy held similar positions with Hillcrest Resources Ltd. from 1990 to 1994. Mr. Ogilvy will be devoting his full working time to the business of Rival.

John E. Clark
Vice President, Engineering

Mr. John Clark is 51 years old and has over 25 years of diverse technical and management experience in the oil and natural gas industry. Mr. Clark, P.Geol. MBA and an honors graduate in Geological Engineering from Queens University, was most recently President and a Director of Circle Energy Inc. from 2000 through to its take-over by Rider Resources Ltd. in November 2001. Prior to joining Circle, Mr. Clark was Vice President, Southern Canada for Pioneer Natural Resources Canada Inc. where he was responsible for all of that company's activities within the southern portion of the Western Canada Sedimentary Basin. Prior thereto, Mr. Clark was with Numac Energy Inc. (1982-1996) and Dome Petroleum Ltd. (1977-1982). Mr. Clark will be devoting his full working time to the business of Rival.

George D. Ziroff
Vice President, Finance

Mr. George Ziroff is a Certified Management Accountant and is 51 years old with 25 years of oil and gas experience. He has performed the Chief Financial Officer or Vice President of Finance function for a number of growth oriented junior oil and gas companies. Most recently Mr. Ziroff was the Vice President, Finance with OGY Petroleums Ltd. from 1997 through to the sale of that company to Baytex Energy Ltd. in May of 2001. Previously, Mr. Ziroff was Chief Financial Officer with Dorset Exploration Ltd. from 1989 to 1995. Mr. Ziroff is currently an independent consultant and is working part-time with Rival.

Stephen Ewaskiw
Vice President, Exploration

Mr. Stephen Ewaskiw is a professional geologist with over 25 years of experience within the Western Canada Sedimentary Basin. Throughout his tenure in the industry, Mr. Ewaskiw has been the chief architect of growth, through internal prospect generation and the use of the drill bit, for companies such as Innovative Energy Ltd., Storm Energy Ltd., Winfield Energy Inc. and Joss Energy Ltd. Mr. Ewaskiw was most recently Vice President, Oil and Gas Operations of Denison Energy Inc. following the acquisition of his private company, Innovative Energy Ltd. by Denison last year. Previously he was a founder and Vice President, Exploration of Storm Energy Ltd. from 1995-1998. Prior thereto he was a founder and Vice President of Exploration at Winfield Energy Ltd. from 1991-1994 and before this the Vice President, Exploration of Joss Energy Ltd. Mr. Ewaskiw will be devoting his full working time to the business of Rival.

Executive Compensation

Compensation of Executive Officers

During the last fiscal year ended December 31, 2002, Rival had four Executive Officers. During the year ended December 31, 2002, Rival paid aggregate cash compensation of $136,000 to its Executive Officers. For this purpose, "Executive Officers" means the President and Chief Executive Officer, and vice-presidents or other persons in charge of a principal business function of Rival.

The following table sets forth all compensation paid by Rival for the year ended December 31, 2002 to the Named Executive Officer. For the purposes of this Joint Circular "Named Executive Officer" of Rival means the Chief Executive Officer and any other officer whose total salary and bonus exceeds $100,000.

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to Rival for the fiscal year ended December 31, 2002 in respect of the Named Executive Officer.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation	Securities Under Option/SARS[(1)] Granted (#)	Restricted Shares or Restricted Share Units	LTIP[(2)] Payouts ($)	All Other Compensation
Colin F. Ogilvy, President and Chief Executive Officer	2002	50,000	Nil	Nil	125,000[(3)]/nil	Nil	Nil	Nil
	2001	Nil	Nil	Nil	4,167[(4)]/nil	Nil	Nil	Nil

Notes:

(1) "SARS" or "Stock appreciation right" means a right granted by Rival as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of Rival. Rival does not currently have any plan in place for issuing such rights.

(2) "LTIP " or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3) Each stock option entitles the optionee to purchase one Rival Share on or before December 19, 2006 at the exercise price of $1.20 per Rival Share.

(4) Each stock option entitled the optionee to purchase one Common Share on or before December 10, 2005 at the exercise price of $1.80 per Rival Share. These options were cancelled on December 19, 2002 prior to the new grant of options referred to in note 3 above.

Incentive Stock Option Plan

The following sets forth information regarding options granted to the Named Executive Officers of Rival during the fiscal year ended December 31, 2002.

Name	Securities Under Options Granted #	% of Total Options Granted in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Colin F. Ogilvy President and Chief Executive Officer	125,000	18.5	1.20	1.20	December 19, 2006

Note:

(1) Based on the closing trading price on the TSXV on the date prior to the grant.

As at the date hereof, there were 675,000 stock options issued and outstanding under the Plan as follows:

Optionee	Number of Shares Under Option	Date of Grant	Date of Expiry	Exercise Price per Share	Trading Price at Date of Grant
Colin Ogilvy	125,000	December 19, 2002	December 19, 2006	$1.20	$1.20
Stephen Ewaskiw	125,000	December 19, 2002	December 19, 2006	$1.20	$1.20
John Clark	125,000	December 19, 2002	December 19, 2006	$1.20	$1.20
Larry Jones	100,000	December 19, 2002	December 19, 2006	$1.20	$1.20
George Ziroff	100,000	December 19, 2002	December 19, 2006	$1.20	$1.20
William Kilbourne	20,000	December 19, 2002	December 19, 2006	$1.20	$1.20
A. Papadopoulos	20,000	December 19, 2002	December 19, 2006	$1.20	$1.20
Thomas Milne	20,000	December 19, 2002	December 19, 2006	$1.20	$1.20
Harley Winger	20,000	December 19, 2002	December 19, 2006	$1.20	$1.20
Lamont Tolley	20,000	December 19, 2002	December 19, 2006	$1.20	$1.20
Total	675,000				

The following table sets out information regarding option exercises and year-end option values for Rival's Named Executive Officer:

Aggregated Option Exercises and Year End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options at Fiscal Year-End (#)		Value of Unexercised in the Money Options at Fiscal Year-End(1) ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Colin F. Ogilvy President and Chief Executive Officer	nil	nil	31,250	99,750	Nil	Nil

Note:

(1) Value is calculated based upon the difference between the exercise price of the options and the closing price on the TSXV of $1.20 as at December 31, 2002.

Since the beginning of Rival's most recently completed fiscal year, no options or other rights to purchase securities of Rival were exercised by the Directors and/or Officers of Rival. None of the 675,000 stock options currently outstanding and initially issued to Directors and Officers of Rival have been exercised.

All holders of Rival stock options have agreed to cancel all outstanding options in connection with the Merger.

Rival currently has no long-term incentive plans, other than stock options granted from time to time by the board of directors under the provisions of the Plan.

Rival did not make any downward repricing of stock options held by its Executive Officers during the fiscal year ended December 31, 2002 except that the following previously outstanding options to purchase an aggregate of 20,835 common shares at an exercise price of $1.80 per share were tendered to Rival for cancellation on December 19, 2002 and all of such parties were issued new options as set out above under "Options Granted During the Most Recently Completed Financial Year".

Optionee	Number of Shares Under Option	Date of Grant	Date of Expiry	Exercise Price per Share	Trading Price at Date of Grant(1)
William Kilbourne	4,167	December 10, 2000	December 10, 2005	$1.80	n/a
Thomas Milne	4,167	December 10, 2000	December 10, 2005	$1.80	n/a

Colin Ogilvy	4,167	December 10, 2000	December 10, 2005	$1.80	n/a
A. Papadopoulos	4,167	December 10, 2000	December 10, 2005	$1.80	n/a
Lamont Tolley	4,167	December 10, 2000	December 10, 2005	$1.80	n/a
Total	20,835				

Note:
(1) These options were issued prior to the Rival Shares being listed on the TSXV.

Defined Benefit or Actuarial Plan

Rival does not have any defined benefit or actuarial plans under which benefits are determined by final compensation and years of service.

Termination of Employment, Change in Responsibilities and Employment Contracts

Rival does not have in place any employment contract between Rival or any affiliate thereof and its Executive Officers. Rival does not have in place any compensatory plan or arrangement with respect to the Executive Officers, which results or will result from the resignation, retirement or any other termination of employment of the Executive Officer's employment with Rival or from a change of control of Rival or a change in the Executive Officers' responsibilities following a change in control.

Other Compensation

Other than as set forth herein, Rival did not pay any other compensation to the Executive Officers or Directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed fiscal year.

Management Contracts

Management functions of Rival are not, to any substantial degree, performed by a person other than the directors or senior officers of Rival. Rival currently has no written employment or management contracts with its Executive Officers.

Compensation of Directors

There are no standard or other arrangements under which Directors of Rival were compensated in their capacity as Directors, consultants or employees during the fiscal year ended December 31, 2002. Directors of Rival are paid out-of-pocket expenses incurred in attending meetings of the board of directors of Rival.

Indebtedness of Directors and Executive Officers

No director, Executive Officer or associate of such person is or has been indebted to Rival or to any other entity that was provided a guarantee or similar arrangement by Rival in connection with indebtedness, at any time since January 1, 2001.

Principal Shareholders

To the knowledge of the directors and senior officers of Rival, there are no persons who, as at the date hereof, beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to the common shares except as set out below:

Name and Municipality of Residence	Type of Ownership	Number of Common Shares	Percentage of Common Shares
Libra Fund L.P.[1] Calgary, Alberta	Indirect	1,101,500	14.8

69

Note:
(1) To the knowledge of Rival, the only shareholder holding, directly or indirectly, greater than 10% of the outstanding shares of Libra Fund LP is the Tandon family of New York, N.Y.

Dividend Record and Policy

Rival has not paid any dividends on the Rival Shares. The future payment of dividends will be determined by the board of directors of Rival and will be dependent on the financial needs of Rival to fund future growth, the general financial condition of Rival and other relevant factors. Rival does not intend to pay dividends on the Rival Shares in the foreseeable future.

Prior Sales

In the 12 months prior to the date hereof, the only Rival Shares issued by Rival were as follows:

Date of Issuance	Number of Rival Shares Issued(1)	Issue Price Per Share
August 29, 2002	1,366,667(2)	$1.02
August 29, 2002	1,050,000	$0.90
November 19, 2002	4,021,728(3)	nil

Notes:
(1) Adjusted to account for the six for one consolidation effected on August 30, 2002.
(2) Rival Shares issued on a flow-through basis for purposes of the Tax Act.
(3) Rival Shares issued on exercise of Special Warrants issued at $1.10 per Special Warrant.

Price Range and Trading Volume of Common Shares

The Rival Shares were listed and posted for trading on the TSXV on May 30, 2001 under the symbol "LPC". Trading in the Rival Shares was immediately halted until June 20, 2001 pending the announcement of the Qualifying Transaction. Following the change of name and six for one consolidation which took place on August 30, 2002, the Rival Shares began trading on October 28, 2002 under the symbol "RVG". The following table sets out the high and low price for board lot trades and the volume of trading of the Rival Shares for the periods indicated.

	Price Range ($)		
	High	Low	Trading Volume
2001			
Second Quarter (from June 20)	2.40	1.80	178,750
Third Quarter	2.40	0.60	19,450
Fourth Quarter	1.50	0.60	8,417
2002			
First Quarter	1.80	0.60	5,000
Second Quarter	1.56	0.84	22,750
Third Quarter	1.50	0.96	61,875
Fourth Quarter	1.30	1.10	86,549
2003			
January	1.40	1.25	20,168
February	1.45	1.25	143,298
March	1.35	0.90	49,334
April	1.10	0.85	164,400
May (1-12)	1.00	0.85	174,000

Prices and volumes have been adjusted to reflect the six for one consolidation which took place on August 30, 2002.

The closing price of the Rival Shares on the TSXV (as reported by the TSXV) on May 13, 2003 was $0.90.

Escrowed Securities

The following table sets out the number of securities of the Corporation which are currently subject to escrow:

Designation of Class	Number of Securities In Escrow	Percentage of Class
Rival Shares	61,222	1%

Pursuant to an escrow agreement dated August 8, 2000 among Rival, certain shareholders of Rival and a predecessor to Computershare Trust Company of Canada ("Computershare") (the "Escrow Agreement"), the founding directors and officers of Rival and certain other shareholders deposited an aggregate of 1,040,000 Rival Shares (173,333 post consolidation) (collectively, the "Escrowed Shares") with Computershare, to be held in escrow pursuant to the terms and conditions of the Escrow Agreement. The Escrow Agreement provides that the Escrowed Shares may not be traded, released, transferred, or dealt with in any manner without the consent of the Executive Director of the Alberta Securities Commission. One-third of the Escrowed Shares may be released on each of the first, second and third anniversaries of the Qualifying Transaction (June 15, 2001) and upon application to the Executive Director of the Alberta Securities Commission.

Pursuant to an escrow agreement dated June 15, 2001 among Rival, Grand Bow Petroleum Ltd. and Computershare (the "Second Escrow Agreement"), the escrowed shareholder deposited an aggregate of 600,000 Rival Shares (100,000 post consolidation) (collectively, the "Additional Escrowed Shares") with Computershare, to be held in escrow pursuant to the terms and conditions of the Second Escrow Agreement. The Second Escrow Agreement provides that the Additional Escrowed Shares may be released as to 10% on August 28, 2001 and as to 15% on each of 6, 12, 18, 24, 30 and 36 months following the initial release.

Risk Factors

Investment in Rival Shares involves a significant degree of risk. Prospective investors should carefully review the following factors, together with other information contained in this Joint Circular.

Exploration, Development and Production Risks

An investment in the Rival Shares is speculative due to the nature of Rival's involvement in the exploration, development and production of oil and natural gas and its present stage of development.

Oil and natural gas exploration involves a high degree of risk and there is no assurance that expenditures made on future exploration by Rival will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones, tools lost in the hole and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

While Rival currently has a limited number of specific identified exploration or development prospects, management will continue to evaluate prospects on an ongoing basis in a manner consistent with industry standards. The long-term commercial success of Rival depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that Rival will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Rival may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. While Rival has established a set of criteria with respect to participations and acquisitions, investors are advised that a substantial amount of the proceeds to be raised herein will be spent on properties which are not yet identified. In this regard, Rival has not entered into any contracts relating to the acquisition or participation in any properties other than as set forth herein nor have any letters of intent been executed. Rival has limited history of operations and has only a small amount of production.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and natural gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of the these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Insurance

Rival's involvement in the exploration for and development of oil and natural gas properties may result in Rival becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although prior to drilling Rival will obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, Rival may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to Rival. The occurrence of a significant event that Rival is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Rival's financial position, results of operations or prospects.

Prices, Markets and Marketing of Crude Oil and Natural Gas

Oil and natural gas prices are determined based on world demand, supply and other factors, all of which are beyond the control of Rival. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of Rival's oil and natural gas reserves. Rival might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Rival's future net production revenue, causing a reduction in its oil and natural gas acquisition and development activities. In addition, bank borrowings available to Rival are in part determined by the borrowing base of Rival. A sustained material decline in prices from historical average prices could limit or reduce Rival's borrowing base, therefore reducing the bank credit available to Rival, and could require that a portion of any existing bank debt of Rival be repaid.

In addition to establishing markets for its oil and natural gas, Rival must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas which may be acquired or discovered by Rival will be affected by numerous factors beyond its control. Rival will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by Rival. The ability of Rival to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. Rival will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. Rival has limited direct experience in the marketing of oil and natural gas.

Management of Rival may determine it prudent to enter into forward-sale contracts to hedge the price to be received for a portion of its oil or natural gas production. In the event that such contracts are entered into, there is a risk that Rival will receive a price lower than the market price at the time of sale or that Rival's production will not be sufficient to meet the contract and require Rival to purchase the production at unfavourable prices.

Substantial Capital Requirements; Liquidity

Rival anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Rival's revenues or reserves decline, Rival may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Rival. Moreover, future activities may require Rival to alter its capitalization significantly. The inability of Rival to access sufficient capital for its operations could have a material adverse effect on Rival's financial condition, results of operations or prospects.

Competition

Rival actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial resources than Rival. Rival's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive. Rival's competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than Rival.

Certain of Rival's customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect Rival's ability to sell or supply oil or natural gas to these customers in the future. Rival's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require Rival to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Rival's financial condition, results of operations or prospects.

Reserve Replacement

Rival's future oil and natural gas reserves, production and cash flows to be derived therefrom are highly dependent on Rival successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves Rival may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Rival's reserves will depend not only on Rival's ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that Rival's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Reliance on Operators and Key Employees

To the extent Rival is not the operator of its oil and natural gas properties, Rival will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of Rival will be largely dependent upon the performance of its management and key employees. Rival does not have any key man insurance policies, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Rival.

Corporate Matters

To the date, Rival has not paid any dividends on its outstanding Rival Shares and does not anticipate the payment of any dividends on its Rival Shares for the foreseeable future. Certain of the directors and officers of Rival are also directors and officers of other oil and gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of Rival and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under the ABCA.

Permits and Licenses

The operations of Rival may require licenses and permits from various governmental authorities. There can be no assurance that Rival will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

Additional Funding Requirements

Rival's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Rival may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Rival to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Rival's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect Rival's ability to expend the necessary capital to replace its reserves or to maintain its production. If Rival's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or be available on favourable terms.

Issuance of Debt

From time to time Rival may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Rival's debt levels above industry standards. Neither Rival's articles nor its by-laws limit the amount of indebtedness that Rival may incur. The level of Rival's indebtedness from time to time could impair Rival's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Industry Conditions

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and gas industry. All current legislation is a matter of public record and Rival is unable to predict what additional legislation or amendments may be enacted.

Canadian Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect the operations of Rival in a manner materially different than they would affect other oil and gas companies of similar size.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold in interprovincial and international trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m^3/day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity, requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

The North American Free Trade Agreement

On January 1, 1994 the North American Free Trade Agreement ("NAFTA") became effective among the governments of Canada, the United States of America and Mexico. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the United States of America or Mexico will be allowed provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period), (ii) impose an export price higher than the domestic price, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of Canada, Alberta, British Columbia and Saskatchewan have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects.

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least five years after the well was originally spudded may also qualify for a royalty reduction. A 24 month, 8,000 cubic metres exemption is available to production from a well that has not produced for a 12 month period, if resuming production after February 1, 1993. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12 month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In the Province of Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and natural gas production against the royalties payable to the Crown by virtue of the ARTC program. The ARTC program is based on a price sensitive formula, and the ARTC rate varies between 25% and 75%. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying for the program. In June 2001, proposed rules that would have implemented these changes were struck out by Alberta's Legislative Assembly.

Producers of oil and natural gas in the Province of British Columbia are also required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and natural gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the vintage of the oil (whether it was produced from a pool discovered before or after October 31, 1975), the quantity of oil produced in a month and the value of the oil. Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production. The royalty payable on natural gas is determined by a sliding scale based on a reference price which is the greater of the amount obtained by the producer and at prescribed minimum price. Natural gas produced in association with oil has a minimum royalty of 8% while the royalty in respect of other gas may not be less than 15%.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid by Rival to the provincial governments. In Alberta, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. Both of these incentives have the effect of increasing the net income of Rival.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Canadian Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and natural gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties.

In Alberta, environmental compliance has been governed by the AEPEA since September 1,1993. In addition to replacing a variety of older statutes which related to environmental matters, AEPEA also imposes certain new environmental responsibilities on oil and natural gas operators in Alberta and in certain instances also imposes greater penalties for violations.

British Columbia's *Environmental Assessment Act* became effective June 30, 1995. This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process which contemplates public participation in the environmental review.

Interests of Management and Others in Material Transactions

Management of Rival is not aware of any material interest, direct or indirect, of any director or officer of Rival or any person owning, directly or indirectly, more than 10% of Rival's voting securities, or any associate or affiliate of any such person in any transaction within the last three years or any proposed transaction which, in either case, has materially affected or will materially affect Rival, other than as disclosed elsewhere in this Joint Circular.

Promoter

Colin F. Ogilvy may be considered to be the promoter of Rival in that he took the initiative in recapitalizing and reorganizing Rival. Mr. Ogilvy holds 655,567 Rival Shares representing 8.8% of the outstanding Rival Shares.

Material Contracts

Except for contracts entered into in the ordinary course of business the only material contract entered into by Rival in the two years immediately prior to the date hereof which can reasonably be regarded as presently material to Rival is the Merger Agreement which is set out in Schedule E to this Joint Circular:

Auditors, Transfer Agent and Registrar

BDO Dunwoody LLP, 1500, 800 - 6th Avenue S.W., Calgary, Alberta, T2P 3G3, are the auditors of Rival. The transfer agent and registrar for the Rival Shares is Computershare Trust Company of Canada at its offices in Calgary, Alberta.

Legal Matters

Certain legal matters relating to the Merger will be passed on behalf of Rival by Burstall Winger LLP of Calgary, Alberta. As at the date hereof, partners and associates of Burstall Winger LLP own less than 1% of the outstanding Rival Shares.

INFORMATION CONCERNING 1033455 ALBERTA LTD.

Newco was incorporated by Certificate of Incorporation issued pursuant to the ABCA on February 26, 2003. Newco has not carried on any active business since incorporation. As of the date hereof, Roseland owns all of the issued and outstanding common shares of Newco. As of the date hereof, Newco owns 110,000 Rival Shares.

Newco's head and registered office is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

ROSELAND CERTIFICATE

The contents of this Joint Circular and the sending thereof to the Roseland Shareholders has been approved by the Roseland Board of Directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Calgary, Alberta, this 15th day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Gordon D. Harris President and Chief Executive Officer	(Signed) Byron Fleming Secretary and Controller

RIVAL CERTIFICATE

The contents of this Joint Circular and the sending thereof to the Rival Shareholders has been approved by the Rival Board of Directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Calgary, Alberta, this 15th day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Colin F. Ogilvy
President and Chief
Executive Officer

(Signed) Andy Papadopoulos
Chief Financial Officer

SCHEDULE "A"

ROSELAND SHARE CONSOLIDATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a) the articles of Roseland Resources Ltd. ("Roseland") be amended to consolidate the number of common shares of Roseland (the "Roseland Shares") on a five for one basis whereby each five Roseland Shares issued and outstanding at the time of the consolidation shall become one Roseland Share, subject to the approval by Rival Shareholders of the amalgamation under the *Business Corporations Act* (Alberta) of Rival Energy Ltd. and 1033455 Alberta Ltd., a wholly-owned subsidiary of Roseland.

(b) any fractional Roseland Shares resulting from the consolidation contemplated by this resolution (determined on the basis of all shares owned by a registered shareholder) shall be rounded up to the next whole number of Roseland Shares.

(c) the authorized number of common shares in the capital of Roseland shall not be amended pursuant to this resolution.

(d) notwithstanding that this resolution has been passed by the Roseland Shareholders, the Roseland Board of Directors may, in their sole discretion, revoke the proposed Roseland Share consolidation at any time prior to effecting such consolidation.

(e) any director or officer of Roseland is hereby authorized and directed to execute and deliver such agreements, documents and instruments and take all such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, and the approval by such director or officer of the text and form of such documents or instruments and the taking of such actions shall be conclusive proof of the approval thereof by the Roseland shareholders.

SCHEDULE "B"

ROSELAND NAME CHANGE RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a) the articles of Roseland Resources Ltd. ("Roseland") be amended to change the name of Roseland to "Rival Energy Ltd." or such other name as the Board of Directors may determine, subject to the approval by Rival shareholders of the amalgamation under the *Business Corporations Act* (Alberta) of Rival Energy Ltd. and 1033455 Alberta Ltd., a wholly-owned subsidiary of Roseland.

(b) notwithstanding that this resolution has been passed by the Roseland Shareholders, the Roseland Board of Directors may, in their sole discretion, revoke the proposed name change at any time prior to effecting such name change.

(c) any director or officer of Roseland is hereby authorized and directed to execute and deliver such agreements, documents and instruments and take all such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, and the approval by such director or officer of the text and form of such documents or instruments and the taking of such actions shall be conclusive proof of the approval thereof by the Roseland shareholders.

SCHEDULE "C"

ROSELAND SHARE ISSUANCE RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

(a) the issuance of one common share of Roseland Resources Ltd. ("Roseland"), after giving effect to the proposed share consolidation of Roseland, for each of the issued and outstanding common shares of Rival Energy Inc. ("Rival"), pursuant to the amalgamation of Rival and 1033455 Alberta Ltd., a wholly-owned subsidiary of Roseland, in accordance with the terms and conditions of the merger agreement dated April 25, 2003 among Roseland, Rival and 1033455 Alberta Ltd., be and is hereby authorized and approved.

(b) notwithstanding that this resolution has been passed by the Roseland Shareholders, the Roseland Board of Directors may, in their sole discretion, revoke the proposed issuance of common shares of Roseland at any time prior to effecting such share issuance.

(c) any director or officer of Roseland is hereby authorized and directed to execute and deliver such agreements, documents and instruments and take all such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, and the approval by such director or officer of the text and form of such documents or instruments and the taking of such actions shall be conclusive proof of the approval thereof by the Roseland shareholders.

SCHEDULE "D"

RIVAL AMALGAMATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a) the amalgamation (the "Amalgamation") under the *Business Corporations Act* (Alberta) of Rival Energy Inc. ("Rival") and 1033455 Alberta Ltd. ("Newco"), a wholly-owned subsidiary of Roseland Resources Ltd. ("Roseland") pursuant to which (i) each issued and outstanding common share of Rival (the "Rival Shares") will be exchanged for one common share of Roseland (after giving effect to a consolidation of the common shares of Roseland on a five for one basis); and (ii) each issued and outstanding common share of Newco will be converted into one common share of the amalgamated corporation resulting from the Amalgamation, upon the terms and conditions set out in the merger agreement, dated April 25, 2003 among Roseland, Rival and Newco (the "Merger Agreement"), a copy of which is attached as Schedule E to the Joint Information Circular of Roseland and Rival, be and is hereby authorized and approved.

(b) notwithstanding that this resolution has been passed by the Rival shareholders, the Rival Board of Directors may, in their sole discretion, subject to the terms and conditions of the Merger Agreement, amend the Merger Agreement or revoke the proposed Amalgamation at any time prior to the Amalgamation becoming effective.

(c) any director or officer of Rival is hereby authorized and directed to execute and deliver such agreements, documents and instruments and take all such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, and the approval by such director or officer of the text and form of such documents or instruments and the taking of such actions shall be conclusive proof of the approval thereof by the Rival shareholders.

SCHEDULE "E"

MERGER AGREEMENT

AMONG

ROSELAND RESOURCES LTD.

- and -

1033455 ALBERTA LTD.

- and -

RIVAL ENERGY INC.

April 25, 2003

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

87

MERGER AGREEMENT

This Amalgamation Agreement made effective as of the 25th day of April, 2003.

AMONG:

ROSELAND RESOURCES LTD., a corporation subject to the *Business Corporations Act* (Alberta)
(hereinafter referred to as "Roseland")

- and -

1033455 ALBERTA LTD., a corporation subject to the *Business Corporations Act* (Alberta) and a wholly-owned subsidiary of Roseland
(hereinafter referred to as "Newco")

- and -

RIVAL ENERGY INC., a corporation subject to the *Business Corporations Act* (Alberta)
(hereinafter referred to as "Rival")

RECITALS:

A. The parties intend to effect a merger of the shareholdings and operations of Roseland and Rival through the amalgamation of Rival and Newco pursuant to the provisions of the *Business Corporations Act* (Alberta) and on the terms and subject to the conditions hereof; and

B. In consideration of the premises and the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals, the following terms shall have the following meanings:

"**Acquisition Proposal**" means, when used in connection with a Corporation, a proposal or offer by a third party, whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of the Corporation, or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding voting shares of the Corporation, whether by an arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale of shares in the capital of the Corporation, tender offer or exchange offer or similar transaction involving the Corporation, including without limitation any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of the Corporation or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting securities of the Corporation (other than the transactions contemplated by this Agreement).

"**Act**" means the *Business Corporations Act*, R.S.A. 2000, Chapter B-9, together with any amendments thereto and all regulations promulgated thereunder.

"**Agreement**", "**herein**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this Amalgamation Agreement, as supplemented, modified or amended, and not to any particular Article, Section, Schedule or other portion hereof.

"**Amalco**" means the continuing corporation constituted upon the Amalgamation.

"**Amalco Common Shares**" means common shares in the capital of Amalco.

"**Amalgamating Corporations**" means Rival and Newco.

"**Amalgamation**" means the amalgamation of Rival and Newco contemplated by this Agreement.

"**Articles of Amalgamation**" means the Articles of Amalgamation set out in Schedule A hereto.

"**Articles of Amendment**" means the Articles of Amendment set out in Schedule C hereto.

"**Assessment**" has the meaning set forth in Section 4.1(x).

"**Certificate of Amalgamation**" means the Certificate of Amalgamation issued pursuant to the Act with respect to the Amalgamation.

"**Consolidation**" means the changing of each five Roseland Shares, before giving effect to the Amalgamation, into one Roseland Share.

"**Corporation**" means either Roseland or Rival, as the context requires, and "**Corporations**" means Roseland and Rival, collectively.

"**Effective Date**" means the date shown on the Certificate of Amalgamation to be issued by the Registrar giving effect to the Amalgamation.

"**Election**" means the election at the Roseland Meeting of five directors to the Roseland board consisting of two nominees of Rival, two nominees of Roseland and one nominee to be jointly agreed to by Rival and Roseland, such election to become effective on completion of the Amalgamation on the Effective Date.

"**Employee Obligations**" means, when used in connection with a Corporation, any obligations or liabilities of the Corporation or any of its Subsidiaries to pay any amount to its officers, directors, employees or consultants, other than for salary, bonuses under existing bonus arrangements and directors fees in the ordinary course, in each case in amounts consistent with historic practices and, without limiting the generality of the foregoing, Employee Obligations shall include the obligations of the Corporation or any of its Subsidiaries to officers, employees or consultants (i) for severance or termination payments on the change of control of the Corporation, pursuant to any severance and termination arrangements in the case of officers and pursuant to the Corporation's severance provisions in the case of employees; and (ii) for cash payments on the change of control of the Corporation pursuant to any obligations, arrangements or policies of the Corporation.

"**Environmental Permits**" has the meaning set forth in Section 3.1(t).

"**Governing Documents**" in respect of a Corporation means the Certificate and Articles of Incorporation, Amalgamation or Continuance and by-laws of the Corporation, together with all amendments thereto.

"**Joint Information Circular**" means the joint information circular containing information relating to Rival and Roseland, to be sent to Rival Shareholders and Roseland Shareholders in connection with the Rival Shareholders' Meeting and Roseland Shareholders' Meeting.

"**Material Adverse Change**" or "**Material Adverse Effect**" means, when used in connection with a Corporation, any change or effect (or any condition, event or development involving a prospective change or effect) in or on the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights or liabilities, whether contractual or otherwise, of the Corporation, taken as a whole, and which change or effect may reasonably be expected to significantly reduce the value of the equity securities of the Corporation other than a change or effect (i) which arises out of a matter that has been publicly disclosed or otherwise disclosed in writing by the Corporation to the other party prior to the date hereof, (ii) resulting from conditions affecting the oil and gas industry as a whole, or (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions (including without limitation the prices of crude oil and natural gas) in Canada, the United States or elsewhere.

"**MB**" means Martin & Brusset Associates Ltd., independent petroleum engineers of Calgary, Alberta, Canada.

"**Name Change**" means the change of name of Roseland from Roseland Resources Ltd. to Rival Energy Ltd.

"**Newco Shares**" means common shares in the capital of Newco.

"**Rival Disclosure Letter**" means the letter dated the date hereof delivered by Rival to Roseland concurrent with the execution of this Agreement.

"**Rival Fee Event**" has the meaning set forth in Section 7.2.

"**Rival Options**" means all options to acquire Rival Shares outstanding as of the Effective Date.

"**Rival Shareholders**" means holders of Rival Shares.

"**Rival Shareholders' Meeting**" means the annual and special meeting of holders of Rival Shares to be held to consider and, if thought fit, approve the Amalgamation and other matters required under the Act to be considered at an annual meeting of Shareholders.

"**Rival Shares**" means common shares in the capital of Rival.

"**Registrar**" means the Registrar of Corporations for the Province of Alberta.

"**Representatives**" has the meaning set forth in Section 6.1.

"**Returns**" has the meaning set forth in Section 3.1(aa).

"**Roseland Disclosure Letter**" means the letter dated the date hereof delivered by Roseland to Rival concurrent with the execution of this Agreement.

"**Roseland Fee Event**" has the meaning set forth in Section 7.1.

"**Roseland Options**" means options to acquire Roseland Shares.

"**Roseland Shareholders' Meeting**" means the annual and special meeting of holders of Roseland Shares to be held to consider and, if thought fit, approve the Consolidation, Share Issuance, Election and Name Change and other matters required under the Act to be considered at an annual meeting of shareholders.

"**Roseland Shares**" means common voting shares in the capital of Roseland.

"**Securities Authorities**" means the securities commission or applicable regulatory authority in each jurisdiction in which Roseland is a reporting issuer and the TSX-Venture Exchange.

"**Securities Laws**" means the Act and any applicable Canadian provincial securities laws, any applicable United States securities laws and any other applicable securities laws.

"**Share Issuance**" means the issuance of Roseland Shares to the Rival Shareholders upon the Amalgamation in accordance with the terms and conditions of this Agreement.

"**Subsidiary**" has the meaning set forth in the Act and, for the purposes of this Agreement and in reference to subsidiaries of Roseland, shall also include the partnership, Roseland Resources.

"**Superior Proposal**" means, when used in connection with a Corporation, any bona fide written Acquisition Proposal which the Corporation's Board of Directors determines, acting reasonably and in good faith and after consultation with its financial advisors, constitutes a commercially feasible transaction which would be carried out within a time frame that is reasonable in the circumstances, for which adequate financial arrangements have been or would reasonably be expected to be made and which would, if consummated, be superior to the Amalgamation from a financial point of view to the holders of shares of the Corporation.

"**taken as a whole**" means a reference to a Corporation on a consolidated basis taken together with its Subsidiaries.

"**Taxes**" has the meaning set forth in Section 3.1(aa).

"**Transfer Agent**" means the registrar and transfer agent appointed by the board of directors of Roseland from time to time in respect of the Roseland Shares.

1.2 Headings

The division of this Agreement into Articles, Sections, paragraphs and other subdivisions, the insertion of headings and the provision of a table of contents are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3 Interpretation

In this Agreement, except where otherwise specified:

(a) words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa; and

(b) all references to Articles and Schedules refer, unless otherwise specified, to articles of and schedules to this Agreement.

1.4 Invalidity, Etc.

Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

1.5 Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6 Waiver

No waiver or consent by a party to any breach or default by another party shall be effective unless evidenced in writing, executed and delivered by the party so waiving or consenting. No such waiver or consent shall operate as a waiver or consent to any further or other breach or default in relation to the same or any other provision of this Agreement.

1.7 Entire Agreement

This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

1.8 Proper Law and Adjudicating Jurisdiction

This Agreement shall be construed in accordance with the laws of Alberta and the federal laws of Canada applicable therein. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of Alberta and agrees that any dispute between them may be litigated in and adjudicated upon by any appropriate court located in Alberta.

1.9 Schedules

The following Schedules form part of this Agreement:

Schedule A – Articles of Amalgamation of Amalco
Schedule B – By-law No. 1 of Amalco
Schedule C – Articles of Amendment of Roseland

ARTICLE 2
THE ROSELAND REORGANIZATION AND THE AMALGAMATION

2.1 Roseland Reorganization

Roseland agrees to effect the Consolidation, Share Issuance, Election and Name Change on the terms and subject to the conditions of this Agreement and as set forth, in part, in the Articles of Amendment attached as Schedule C hereto.

2.2 Agreement To Amalgamate

Rival and Newco agree to amalgamate pursuant to the Act and to continue as one corporation on the terms and subject to the conditions of this Agreement and as set forth in the Articles of Amalgamation attached as Schedule A hereto.

2.3 Name

The name of Amalco shall be Rival Resources Inc.

2.4 Registered Office

The registered office of Amalco shall be located at 3100, 324- 8 Avenue S.W., Calgary, Alberta, T2P 2Z2.

2.5 Restrictions on Transfer of Shares

No shares of Amalco shall be transferred to any person without the approval of the board of directors of Amalco by resolution.

2.6 No Restrictions on Business

The business which Amalco may carry on shall not be restricted.

2.7 Authorized Capital

Amalco shall be authorized to issue an unlimited number of one class of shares designated as common shares.

2.8 Directors

The board of directors of Amalco shall consist of a minimum of one director and a maximum of fifteen directors. The first board of directors shall be comprised of two persons, being those persons whose names and addresses are set forth below:

Name	Address
Larry M. Jones	926 Crescent Road NW Calgary, Alberta T2M 4A8
Colin F. Ogilvy	868 Hillcrest Avenue SW Calgary, Alberta T2T 2T9

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The first directors shall hold office until the earlier of the first annual meeting of Amalco or until their successors are duly appointed or elected.

2.9 Conversion of Share Capital

The issued and outstanding shares of each of the Amalgamating Corporations shall be exchanged for Roseland Shares or converted into issued and outstanding Amalco Common Shares on the Effective Date as follows:

(a) all Rival Shares shall be exchanged for Roseland Shares on the basis of one fully paid and non-assessable Roseland Share (post-Consolidation) for every one Rival Share, provided that any Rival Shares held by Newco shall not be exchanged or converted as aforesaid but shall be cancelled without any repayment of capital in respect of those shares;

(b) all Newco Shares shall be converted on a share for share basis into fully paid and non-assessable Amalco Common Shares on the basis of one fully paid and non-assessable Amalco Common Share for each one Newco Share; and

(c) Amalco shall issue to Roseland, in consideration of Roseland issuing Roseland Shares as set forth in Section 2.9(a) above, one Amalco Common Share for each Roseland Share so issued by Roseland.

2.10 Stated Capital

Upon the Amalgamation becoming effective, the aggregate stated capital of Amalco will be an amount equal to the aggregate of the respective stated capital for the shares of each of the Amalgamating Corporations immediately before the Effective Date.

2.11 Procedure for the Exchange of Share Certificates

(a) Prior to or upon approval of the Amalgamation by the Rival Shareholders and approval of the Share Issuance, Election, Name Change and Consolidation by the Roseland Shareholders, the Transfer Agent will forward or cause to be forwarded a transmittal letter to each holder of Rival Shares of record on the Effective Date (other than dissenting shareholders). Each such holder will be entitled to exchange such holder's certificates formerly representing Rival Shares, for certificates representing Roseland Shares, upon surrendering and delivering the certificates formerly representing such holder's Rival Shares, a duly completed letter of transmittal and such other documents as the Transfer Agent may reasonably require to the Transfer Agent or as the Transfer Agent may otherwise direct all in accordance with the instructions contained in the transmittal letters.

(b) Any certificates issued to holders of Roseland Shares resident in the United States shall bear such legend as may be required under United States securities laws.

2.12 Effect of Amalgamation

On the Effective Date, the Amalgamation of Rival and Newco and their continuance as one corporation shall become effective and accordingly:

(a) the property of each of Rival and Newco will be the property of Amalco;

(b) Amalco will be liable for the obligations of each of Rival and Newco;

(c) any existing cause of action, claim or liability to prosecution shall be unaffected;

(d) any civil, criminal or administrative action or proceeding pending by or against either of Rival or Newco may be continued to be prosecuted by or against Amalco; and

(e) a conviction against, or ruling, order or judgment in favour of or against, either of Rival or Newco may be enforced by or against Amalco.

2.13 By-Laws

On the Amalgamation becoming effective, Amalco shall have the by-laws set out in Schedule B hereto.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Rival

Rival represents and warrants to and in favour of Roseland as follows (except as set forth in the Rival Disclosure Letter), and acknowledges that Roseland is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a) **Approval and Recommendation of Board of Directors**

Rival's board of directors has determined unanimously that (i) the Amalgamation and this Agreement are fair to the Rival Shareholders and are in the best interests of Rival and the Rival Shareholders, and (ii) it will recommend approval of the Amalgamation by the Rival Shareholders, subject to Section 6.2.

Rival represents that its board of directors has received an oral opinion from its financial advisor, Griffiths McBurney & Partners, that the consideration under the Amalgamation is fair from a financial point of view to the holders of Rival Shares and that such financial advisor has advised it that it will provide a written opinion to such effect, a copy of which will be included in the Joint Information Circular.

(b) **Joint Information Circular**

The Joint Information Circular when filed with the applicable securities authorities and mailed to the Rival Shareholders shall, to the best knowledge of Rival, contain all information which is required to be included therein in accordance with applicable Securities Laws and any other applicable laws and such information respecting Rival, as of the date the information is given, shall be true and complete in all material respects and shall not contain any misrepresentations as defined in applicable Securities Laws at the date of the Joint Information Circular or at the Effective Date.

(c) **Solvency and Liquidity of Amalco**

There are reasonable grounds for believing that Amalco will be able to pay its liabilities as they become due and the realizable value of Amalco's assets will not be less than the aggregate of its liabilities and stated capital of all classes. In addition, there are reasonable grounds for believing that no creditor of Rival or Newco will be prejudiced by the Amalgamation.

(d) **Organization and Qualification**

Rival is duly incorporated and organized and validly existing under the laws of its jurisdiction of incorporation and has the requisite power and authority to own its properties and conduct its business as now owned and conducted. Rival is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Rival.

(e) **Authority Relative to this Agreement**

Rival has the requisite corporate authority and power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by Rival's board of directors, and no other corporate proceedings on the part of Rival are necessary to authorize this Agreement (except for obtaining the approval of the Rival Shareholders in respect of the Amalgamation) and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Rival and constitutes a legal, valid and binding obligation of Rival enforceable against Rival in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and to general principles of equity.

(f) **No Violations**

(i) The execution and delivery of and the performance of and compliance with the terms of this Agreement and the performance of any of the transactions contemplated hereby by Rival does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default, or give rise to any acceleration or termination of obligations or rights or give effect to any pre-emptive rights, first purchase rights or rights of first refusal which become operational by virtue of this Agreement or the transactions contemplated hereby under any term or provision of the Rival Governing Documents, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which Rival is a party or by which Rival is bound, or any law, judgement, decree, order, statute, rule or regulation applicable to Rival or result in any other event or circumstance which default, breach, acceleration, termination, effect, event or circumstance might reasonably be expected to have a Material Adverse Effect on Rival or materially adversely affect the ability of Rival to consummate the transactions contemplated hereby.

(ii) Other than in connection with or in compliance with the provisions of Securities Laws, (A) there is no legal impediment to Rival's consummation of the transactions contemplated by this Agreement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Rival in connection with the Amalgamation, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on Rival or materially adversely affect the ability of Rival to consummate the transactions contemplated hereby.

(g) **Title to Assets**

Rival is not aware of any defects, failures or impairments in the title of Rival to its oil and gas properties or facilities or its other assets, which in the aggregate could have a Material Adverse Effect on Rival or the anticipated cashflow of Rival.

(h) **Oilfield Practices**

Rival has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all applicable laws, rules, regulations and, in particular, all applicable licencing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Rival in each jurisdiction in which it carries on business.

(i) **Capitalization**

As of the date hereof, the authorized share capital of Rival consists of an unlimited number of Rival Shares. As of the date hereof, 7,435,045 Rival Shares are issued and outstanding and 675,000 Rival Shares are issuable pursuant to the exercise of outstanding Rival Options. Except as set forth in this paragraph, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Rival of any shares of Rival (including Rival Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Rival (including Rival Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, arrangements or agreements.

(j) **No Material Adverse Change**

Since December 31, 2002, there has not been any Material Adverse Change in respect of Rival.

(k) **No Undisclosed Material Liabilities**

Except (i) as disclosed or reflected in the audited financial statements of Rival as at December 31, 2002 and (ii) for liabilities and obligations (A) incurred in the ordinary course of business and consistent with past practice, or (B) pursuant to the terms of this Agreement, Rival has not incurred any material liabilities of any nature, whether accrued, contingent or otherwise or which would be required by generally accepted accounting principles applicable in Canada to be reflected on a balance sheet of Rival as of the date hereof, and as at the date hereof Rival has net cash of at least $4,700,000 and third party obligations to expend cash on Rival's account of at least a further $925,000.

(l) **Financial Statements**

The audited financial statements as at and for the year ended December 31, 2002 of Rival were prepared in accordance with generally accepted accounting principles in Canada applied on a basis consistent with that of prior periods (except as otherwise indicated in such financial statements and the notes thereto or in the related report of Rival's auditors), and fairly present the financial position, results of operations and changes in financial position of Rival as of the date thereof and for the periods indicated therein.

(m) **Employee Obligations**

Rival has no Employee Obligations.

(n) **Financial Advisor**

Rival has retained Griffiths McBurney & Partners as its financial adviser in connection with the transactions contemplated hereby, a copy of the retainer agreement has been provided to Roseland and Rival has not agreed to pay a fee to any other financial advisor, broker, agent or finder on account of this Agreement or the transactions contemplated herein.

(o) **Compliance with Law**

Since January 1, 2003, Rival has complied with and is in compliance with all laws and regulations applicable to the operation of its business, except where such non-compliance would not, considered individually or in the aggregate, have a Material Adverse Effect on Rival nor materially adversely affect the ability of Rival to consummate the transactions contemplated hereby.

(p) **Offers and Sales of Securities**

All offers and sales of securities in the capital of Rival have been made in compliance with applicable Securities Laws.

(q) **Material Agreements**

To the knowledge of Rival, Rival has all agreements, permits, licenses, approvals, certificates and other rights and authorizations material to the conduct of Rival's business except those which would not, in the aggregate, have a Material Adverse Effect on Rival and to the knowledge of Rival, all agreements, permits, licenses, approvals, certificates and other rights and authorizations possessed by Rival are valid and subsisting and Rival is not in default under any such agreements, permits, licenses, approvals, certificates and other rights and authorizations except where such invalidity or default would not, in the aggregate, have a Material Adverse Effect on Rival. In particular, the third party obligations to expend cash on Rival's account which are held by Rival, in the form provided to Roseland are valid and subsisting, Rival is not in default thereunder, and are enforceable by Rival against such third parties.

(r) **Data and Information**

To the knowledge of Rival, the data and information in respect of Rival and its assets, liabilities, business, operations and capital provided by Rival to Roseland was and is accurate and correct in all material respects as at the respective dates thereof and did not and does not omit any data or information necessary to make any data or information provided not misleading in any material respect as at the respective dates thereof.

(s) **Environmental Policies and Laws**

Rival has not received notice of any proposed environmental policies or laws which Rival reasonably believes would have a Material Adverse Effect on any oil and gas exploration, development or production operations of Rival other than those that apply to the industry generally.

(t) **Environmental**

(i) Rival is not aware of, and has not received:

(A) any order or directive which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures; or

(B) any demand or notice with respect to the material breach of any environmental, health or safety law applicable to Rival or any of its business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

of which the failure to comply with would have a Material Adverse Effect on Rival;

(ii) all material environmental and health and safety permits, licenses, approvals, consents, certificates and other authorizations of any kind or nature ("**Environmental Permits**"), necessary for the ownership, operation, development, maintenance, or use of any of the assets of Rival have been obtained and maintained in effect except for those which would not have a Material Adverse Effect on Rival;

(iii) Rival, its assets and the ownership, operation, development, maintenance and use thereof are in material compliance with all environmental laws and with all terms and conditions of all Environmental Permits except where such non-compliance would not have a Material Adverse Effect on Rival;

(iv) all known spills or similar incidents pertaining to or affecting the business or the assets of Rival have been reported to the appropriate governmental entity to the extent required by environmental laws except where such failure to report would not result in a Material Adverse Effect on Rival;

(v) there have been no material spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified or which are not in the process of being rectified on any of the real property owned or leased by Rival during the period of its ownership or tenure or under its control during the period in which it has had control; and

(vi) there have been no releases, deposits or discharges in material violation of any environmental laws of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water system by Rival.

(u) **Insurance**

Policies of insurance in force as of the date hereof naming Rival as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Rival which would be customary in the business carried on by Rival. To the knowledge of Rival, all such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Amalgamation.

(v) **Subsidiaries**

Rival has no subsidiaries or investments in corporations, joint ventures or partnerships, except for joint ventures entered into in the ordinary course of business.

(w) **Books and Records**

The corporate records and minute books of Rival have been maintained in all material respects in accordance with all applicable statutory requirements and are complete and accurate in all material respects.

(x) **Employee Benefit Plans**

Rival has no employee benefit plans in place.

(y) **Employment Agreements**

Rival is not a party to any employment agreement or to any written or oral policy, agreement, obligation or understanding or any amendment thereto which contains any specific agreement as to obligations arising on a change of control or as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause on giving reasonable notice as may be implied by law.

(z) **Litigation, etc.**

There are, at the date hereof, no actions, suits or proceedings commenced, or to the knowledge of Rival, threatened, affecting Rival before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, which action, suit or proceeding involves a possibility of any judgement against or liability of Rival or other person which, if successful, would have a Material Adverse Effect on Rival, or would materially adversely affect the ability of Rival to consummate the transactions contemplated hereby.

(aa) **Tax Matters**

(i) **Tax Definitions**

For purposes of this Agreement, the following definitions shall apply:

(A) The term "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Roseland or Rival, as applicable, is required to pay, withhold or collect.

(B) The term "**Returns**" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes.

(ii) **Returns Filed and Taxes Paid**

All Returns required to be filed by or on behalf of Rival have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis or have been accrued for on Rival's financial statements and no other Taxes are payable by Rival with respect to items or periods covered by such Returns.

(iii) **Tax Reserves**

Rival has paid or provided adequate accruals in its audited financial statements for the year ended December 31, 2002 for Taxes, including income taxes and related deferred taxes, in conformity with generally accepted accounting principles applicable in Canada.

(bb) **Tax Deficiencies, Audits, Statutes of Limitations**

No material deficiencies exist or have been asserted with respect to Taxes of Rival. Rival is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Rival or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Rival. Except as has been disclosed in writing to Roseland prior to the date hereof, the Returns of Rival have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened.

(cc) **Reporting Issuer Status**

Rival is a "Reporting Issuer" in each of the Provinces of Alberta and British Columbia and is in material compliance with all applicable Securities Laws.

(dd) **Reports**

All documents filed by Rival with Securities Authorities since January 1, 2003, as of their respective dates, (i) did not contain any untrue statement of a material fact (as defined in Securities Laws) or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect, and (ii) complied in all material respects with all applicable requirements of law including Securities Laws.

(ee) **Due Diligence of Roseland**

Rival has completed and is satisfied with the results of its due diligence review of Roseland and its assets, including without limitation review of title to assets and review of environmental condition of and liabilities associated with Roseland's assets, and shall not have any further rights to conduct additional due diligence review of Roseland or its assets or liabilities.

The representations and warranties of Rival contained in this Agreement shall not survive the completion of the transactions contemplated herein and shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated.

3.2 Representations and Warranties of Roseland

Roseland represents and warrants to and in favour of Rival as follows (except as set forth in the Roseland Disclosure Letter), and acknowledges that Rival is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a) **Approval and Recommendation of Board of Directors**

Roseland's board of directors has unanimously determined that (i) the Consolidation, Share Issuance, Election, Name Change and this Agreement are fair to the holders of Roseland Shares and are in the best interests of Roseland and the holders of Roseland Shares, and (ii) it will recommend approval of the Consolidation, Share Issuance, Election and Name Change by Roseland Shareholders, subject to Section 6.2.

Roseland represents that its board of directors has received on oral opinion from its financial advisor, Jennings Capital Inc., that the consideration to be paid under the Amalgamation is fair from a financial point of view to the holders of Roseland Shares and that such financial advisor has advised it that it will provide a written opinion to such effect, a copy of which will be included in the Joint Information Circular.

(b) **Joint Information Circular**

The Joint Information Circular when filed with the applicable securities authorities and mailed to Roseland Shareholders shall, to the best knowledge of Roseland, contain all information which is required to be included therein in accordance with applicable Securities Laws and, as of the dates as of which the information is given, the information to be set forth in the Joint Information Circular regarding Roseland will be true and complete in all material respects and shall not contain any misrepresentations as defined in applicable Securities Laws as of the date of the Joint Information Circular or at the Effective Date.

(c) **Solvency and Liquidity of Amalco**

There are reasonable grounds for believing that (i) Amalco will be able to pay its liabilities as they become due; and (ii) the realizable value of Amalco's assets will not be less than the aggregate of its liabilities and stated capital of all classes. In addition, there are reasonable grounds for believing that no creditor of Rival or Newco will be prejudiced by the Amalgamation.

(d) **Organization and Qualification**

Each of Roseland and its Subsidiaries is duly formed and organized and validly existing under the laws of its respective jurisdiction of formation and has the requisite power and authority to carry on its business as it is now being conducted. Each of Roseland and its Subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Roseland.

(e) **Authority Relative to this Agreement**

Roseland has the requisite corporate authority and power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Roseland of the transactions contemplated hereby have been duly authorized by its board of directors and no other corporate proceedings on its part are or will be necessary to authorize this Agreement (except for obtaining shareholder approval in respect of the Share Issuance, Consolidation, Election and Name Change) and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Roseland and constitutes a legal, valid and binding obligation of Roseland enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and to general principles of equity.

(f) **No Violations**

(i) The execution and delivery of and the performance of and compliance with the terms of this Agreement and the performance of any of the transactions contemplated hereby by Roseland does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default, or give notice to any acceleration or termination of obligations or rights or give effect to any pre-emptive rights, first purchase rights or rights of first refusal which become operational by virtue of this Agreement or the transactions contemplated hereby under any term or provision of the Roseland Governing Documents, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which Roseland is a party or by which Roseland is bound, or any law, judgement, decree, order, statute, rule or regulation applicable to Roseland or result in any other event or circumstance which default, breach, acceleration, termination, effect, event or circumstance might reasonably be expected to have a Material Adverse Effect on Roseland or materially adversely affect the ability of Roseland to complete the transactions contemplated hereby.

(ii) Other than in connection with or in compliance with the provisions of Securities Laws and the rules of the TSX Venture Exchange (A) there is no legal impediment to Roseland's consummation of the transactions contemplated by this Agreement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Roseland in connection with the Amalgamation, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on Roseland or materially adversely affect the ability of Roseland to consummate the transactions contemplated hereby.

(g) **Title to Assets**

Roseland is not aware of any defects, failures or impairments in the title of Roseland to its oil and gas properties or facilities or its other assets, which in the aggregate could have a Material Adverse Effect on Roseland or the anticipated cashflow of Roseland.

(h) **Oilfield Practices**

Roseland has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all applicable laws, rules, regulations and, in particular, all applicable licencing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Roseland in each jurisdiction in which it carries on business.

(i) **Capitalization**

As of the date hereof, the authorized share capital of Roseland consists of an unlimited number of Roseland Shares and an unlimited number of preferred shares, issuable in series. As of the date hereof, 36,071,170 Roseland Shares and no preferred shares are issued and outstanding. As of the date hereof, 620,000 Roseland Shares are issuable pursuant to the exercise of outstanding "in the money" Roseland Options and 1,492,308 Roseland Shares are issuable pursuant to the conversion of outstanding $970,000 principal amount 10% convertible subordinated debentures which mature December 21, 2003. Except as set forth in this paragraph, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Roseland of any shares of Roseland or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Roseland, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, arrangements or agreements.

(j) **No Material Adverse Change**

Since December 31, 2002, there has not been any Material Adverse Change in respect of Roseland and its subsidiaries taken as a whole.

(k) **No Undisclosed Material Liabilities**

Except (i) as disclosed or reflected in the consolidated audited financial statements of Roseland as at December 31, 2002 and (ii) for liabilities and obligations (A) incurred in the ordinary course of business and consistent with past practice, or (B) pursuant to the terms of this Agreement, Roseland, taken as a whole, has not incurred any material liabilities of any nature, whether accrued, contingent or otherwise or which would be required by generally accepted accounting principles applicable in Canada to be reflected on a consolidated balance sheet of Roseland as of the date hereof, and as at the date hereof Roseland's consolidated debt and working capital deficiency does not exceed $5,800,000.

(l) **Financial Statements**

The audited financial statements as at and for the year ended December 31, 2002 of Roseland publicly issued by Roseland in a press release dated March 24, 2003 were prepared in accordance with generally accepted accounting principles in Canada (except as otherwise indicated in such financial statements and the notes thereto or in the related report of Roseland's auditors), and fairly present the consolidated financial position, results of operations and changes in financial position of Roseland taken as a whole as of the date thereof and for the periods indicated therein.

(m) **Employee Obligations**

Roseland's Employee Obligations do not exceed an aggregate of $325,000.

(n) **Financial Advisor**

Roseland has retained Jennings Capital Inc. as its financial adviser in connection with the transactions contemplated hereby, a copy of the retainer agreement has been provided to Rival and Roseland has not agreed to pay a fee to any other financial advisor, broker, agent or finder on account of this Agreement or the transactions contemplated herein.

(o) **Compliance with Law**

Since January 1, 2003, Roseland and each of its Subsidiaries has complied with and is in compliance with all laws and regulations applicable to the operation of its business, except where such non-compliance would not, considered individually or in the aggregate, have a Material Adverse Effect on Roseland nor materially adversely affect the ability of Roseland to consummate the transactions contemplated hereby.

(p) **Offers and Sales of Securities**

All offers and sales of securities in the capital of Roseland have been made in compliance with applicable Securities Laws.

(q) **Material Agreements**

To the knowledge of Roseland, Roseland has all agreements, permits, licenses, approvals, certificates and other rights and authorizations material to the conduct of Roseland's and its Subsidiaries' business except those which would not, in the aggregate, have a Material Adverse Effect on Roseland, and to the knowledge of Roseland all agreements, permits, licenses, approvals, certificates and other rights and authorizations possessed by Roseland are valid and subsisting and neither Roseland nor its Subsidiaries is in material default under any such agreements, permits, licenses, approvals, certificates and other rights and authorizations except where such invalidity or default would not, in the aggregate, have a Material Adverse Effect on Roseland.

(r) **Data and Information**

To the knowledge of Roseland, the data and information in respect of Roseland and its assets, liabilities, business, operations and capital provided by Roseland to Rival was and is accurate and correct in all material respects, taken as a whole, as at the respective dates thereof and did not and does not omit any data or information necessary to make any data or information provided not misleading in any material respect as at the respective dates thereof.

(s) **Environmental Policies and Laws**

Roseland has not received notice of any proposed environmental policies or laws which Roseland reasonably believes would have a Material Adverse Effect on any oil and gas exploration, development or production operations of Roseland other than those that apply to the industry generally.

(t) **Environmental**

(i) Roseland is not aware of, and has not received:

(A) any order or directive which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures; or

(B) any demand or notice with respect to the material breach of any environmental, health or safety law applicable to Roseland and its Subsidiaries or any of their respective business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

of which the failure to comply with would have a Material Adverse Effect on Roseland.

(ii) all Environmental Permits necessary for the ownership, operation, development, maintenance or use of any of the assets of Roseland have been obtained and maintained in effect except for those which would not have a Material Adverse Effect on Roseland;

(iii) Roseland, its assets and the ownership, operation, development, maintenance and use thereof are in material compliance with all environmental laws and with all terms and conditions of all Environmental Permits except where such non-compliance would not have a Material Adverse Effect on Roseland;

(iv) all known spills or similar incidents pertaining to or affecting the business or the assets of Roseland have been reported to the appropriate governmental entity to the extent required by environmental laws except where such failure to report would not result in a Material Adverse Effect on Roseland;

(v) there have been no material spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified or which are not in the process of being rectified on any of the real property owned or leased by Roseland during the period of its ownership or tenure or under its control during the period in which it has had control; and

(vi) there have been no releases, deposits or discharges in material violation of any environmental laws of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Roseland.

(u) **Insurance**

Policies of insurance in force as of the date hereof naming Roseland as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Roseland and its Subsidiaries which would be customary in the business carried on by Roseland. To the knowledge of Roseland, all such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Amalgamation.

(v) **Subsidiaries**

The only Subsidiaries of Roseland are Newco, Silverback Resources Ltd. and Marchwell Energy Inc., all of which are corporations incorporated under the Act, and Roseland Resources, a general partnership formed under the *Partnership Act* (Alberta). Roseland owns all of the outstanding shares or equity interests of these Subsidiaries. Roseland and Silverback own all of the partnership interests in Roseland Resources. Other than such Subsidiaries of Roseland, Roseland has no investments in corporations, joint ventures or partnerships, except for joint ventures entered into in the ordinary course of business and 110,000 Rival Shares held by Newco.

(w) **Books and Records**

The corporate records and minute books of Roseland and each of the Subsidiaries have been maintained in all material respects in accordance with all applicable statutory requirements and are complete and accurate in all material respects.

(x) **Employee Benefits Plans**

The only employee benefit plans in place in respect of Roseland and its Subsidiaries are as disclosed in the Roseland Disclosure Letter.

(y) **Employment Agreements**

Except as disclosed in the Roseland Disclosure Letter, Roseland and each of its Subsidiaries is not a party to any employment agreement or to any written or oral policy, agreement, obligation or understanding or any amendment thereto which contains any specific agreement as to obligations arising on a change of control or as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause on giving reasonable notice as may be implied by law.

(z) **Litigation, etc.**

There are, at the date hereof, no actions, suits or proceedings commenced, or to the knowledge of Roseland, threatened, affecting Roseland or any Subsidiary before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, which action, suit or proceeding involves a possibility of any judgement against or liability of Roseland or any Subsidiary or other person which, if successful, would have a Material Adverse Effect on Roseland, or would materially adversely affect the ability of Roseland to consummate the transactions contemplated hereby.

(aa) **Tax Matters**

(i) **Returns Filed and Taxes Paid**

All Returns required to be filed by or on behalf of Roseland have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis or have been accrued for on Roseland's financial statements and no other Taxes are payable by Roseland with respect to items or periods covered by such Returns.

(ii) **Tax Reserves**

Roseland has paid or provided adequate accruals in its audited financial statements for the year ended December 31, 2002 for Taxes, including income taxes and related deferred taxes, in conformity with generally accepted accounting principles applicable in Canada.

(bb) **Tax Deficiencies, Audits, Statutes of Limitations**

No material deficiencies exist or have been asserted with respect to Taxes of Roseland. Roseland is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Roseland or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Roseland. Except as has been disclosed in writing to Rival prior to the date hereof, the Returns of Roseland have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened.

(cc) **Reporting Issuer Status**

Roseland is a "reporting issuer" in each of the Provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Nova Scotia and Newfoundland and is in material compliance with all applicable Securities Laws.

(dd) **Reports**

All documents filed by Roseland with Securities Authorities since January 1, 2003, as of their respective dates, (i) did not contain any untrue statement of a material fact (as defined in Securities Laws) or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect, and (ii) complied in all material respects with all applicable requirements of law including Securities Laws.

(ee) **Engineering Information**

Roseland has made available to MB, prior to the issuance of the report of MB dated January 1, 2003, for the purposes of preparing the MB report, all information requested by MB, which information did not contain any misrepresentation as of the date thereof. Roseland has no knowledge of a Material Adverse Change in any information provided to MB since the date that such information was so provided. Roseland believes that the MB report dated January 1, 2003 accurately reflects the quantity and pre-tax present worth values of the oil and gas reserves evaluated in such report as at January 1, 2003 based upon the assumptions as to commodity prices contained therein.

(ff) **Due Diligence of Rival**

Roseland has completed and is satisfied with the results of its due diligence review of Rival and its assets, including without limitation review of title to assets and review of environmental condition of and liabilities associated with Rival's assets, and shall not have any further rights to conduct additional due diligence review of Rival or its assets or liabilities.

The representations and warranties of Roseland contained in this Agreement shall not survive the completion of the transactions contemplated herein and shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated.

3.3 Representations and Warranties of Newco

Newco represents and warrants to and in favour of Rival as follows, and acknowledges that Rival is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a) Newco is duly organized and validly existing under the laws of Alberta and has the corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(b) Newco has not previously carried on business and has no assets or liabilities other than Newco has acquired 110,000 Rival Shares and currently holds such Rival Shares and is indebted to Roseland in respect of the purchase price of such Rival Shares;

(c) one Newco Share is issued and outstanding and registered in the name of Roseland;

(d) other than as described in Section 3.3(c), no person holds any shares of Newco or any securities convertible into Newco Shares or other shares of Newco or has any agreement, warrant or option or any right capable of becoming an agreement, warrant or option for the purchase of any unissued shares of Newco; and

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly authorized by the directors and sole shareholder of Newco, and this Agreement constitutes a valid and binding obligation of Newco enforceable against it in accordance with its terms.

ARTICLE 4
COVENANTS

4.1 Covenants of Rival

Rival hereby covenants and agrees, to and including the Effective Date, that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement;

(b) prepare, in consultation and cooperation with Roseland and in form and substance satisfactory to Roseland acting reasonably, the Joint Information Circular and related proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with applicable Securities Laws;

(c) solicit proxies to be voted at the Rival Shareholders' Meeting in favour of the Amalgamation and will file and distribute the Joint Information Circular and related proxy solicitation material (and any amendments or supplements thereto) to the Rival Shareholders in a timely and expeditious manner, and in compliance with National Instrument 54-101 and Securities Laws, in all jurisdictions where the same are required to be filed and distributed;

(d) as soon as reasonably possible, and in any event no later than June 30, 2003, convene the Rival Shareholders' Meeting and conduct such meeting in accordance with the by-laws of Rival and as otherwise required by law;

(e) for the purpose of integration of the business affairs of Roseland and Rival on the Effective Date, and for the propose of verifying that no circumstances or events have occurred after the date hereof which have resulted in a breach by Rival of any provision of this Agreement, provide all such information concerning Rival as Roseland may reasonably request;

(f) conduct its operations in the ordinary and normal course of business and consistent with past practice and in accordance with applicable laws, generally accepted industry practice and any operating and other agreements applicable to the properties and assets of Rival and Rival shall use all commercially reasonable efforts to maintain and preserve its business organization, assets and advantageous business and government relationships;

(g) not enter into any material transaction without the prior written consent of Roseland, not to be unreasonably withheld;

(h) except in respect of existing commitments which it has disclosed in the Rival Disclosure Letter or, with the prior written consent of Roseland, not to be unreasonably withheld, not make or authorize any commitments or capital expenditure in respect of any of its properties or assets which exceeds $25,000 individually or $100,000 in the aggregate;

(i) use its reasonable commercial efforts to cause each of the conditions precedent set forth herein which are within its control to be satisfied on or before the Effective Date;

(j) except pursuant to the exercise of Rival Options not issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Rival or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire securities of Rival;

(k) not grant any additional stock options and not make any termination payments in respect of any Rival Options without the prior consent of Roseland;

(l) not amend any existing employment, consulting or option agreement nor enter into any employment, consulting or severance agreement or other similar arrangement with any director or senior officer of Rival or any other person, without the prior written consent of Roseland, not to be unreasonably withheld;

(m) not declare or pay any dividends or make any distribution of its properties or assets to any of its shareholders or to others or retire, redeem or otherwise acquire any Rival Shares or other securities;

(n) not split, combine or reclassify any of the Rival Shares or other securities;

(o) not, without the prior consent of Roseland, not to be unreasonably withheld, adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation, or reorganization of Rival other than the Amalgamation;

(p) in all material respects, conduct itself so as to keep Roseland fully informed as to the business and affairs of Rival;

(q) permit Roseland reasonable opportunity to review any income tax returns of Rival prior to filing the same with tax authorities;

(r) not, without the prior consent of Roseland, not to be unreasonably withheld, acquire (by merger, amalgamation, consolidation or acquisition of securities or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of shares or securities, contributions of capital, property transfer, or purchase any property or assets of any other individual or entity in each case having a value in excess of $25,000;

(s) not, without the prior consent of Roseland, not to be unreasonably withheld, incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in the ordinary course of business and in any event Rival shall not incur any obligation of any kind, in excess of $25,000 individually or $100,000 in the aggregate;

(t) not, without the prior consent of Roseland, not to be unreasonably withheld, waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession, third party obligation to expend cash on Rival's account or other document, other than in the ordinary course of business, consistent with past practice;

(u) not act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement, subject to Section 6.2;

(v) not, without the prior consent of Roseland, not to be unreasonably withheld, sell, pledge, transfer or dispose of or acquire or enter into any agreements for the sale, pledge, transfer or disposition or acquisition of any properties or assets having a value in excess of $25,000 individually or $100,000 in the aggregate;

(w) not, without the prior consent of Roseland, not to be unreasonably withheld, enter into any material farmout or similar arrangement;

111

(x) within two business days of receipt of any written audit inquiry, assessment, reassessment, confirmation or variation of an assessment, indication that an assessment is being considered, request for filing of a waiver or extension of time of any notice in writing relating to taxes, interest, penalties or losses (an "**Assessment**"), deliver to Roseland a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of Rival on the assumption that such Assessment is valid and binding;

(y) as soon as reasonably practical notify Roseland of any actual, imminent or incipient Material Adverse Change, in the business or affairs of Rival;

(z) not engage in any business, enterprise or other activity different from that carried on by it at the date of this Agreement;

(aa) not disclose to any person, other than officers, directors and key employees and professional advisors of Rival any confidential information relating to Roseland except information disclosed in the Joint Information Circular, required to be disclosed by law, or otherwise publicly known;

(bb) except as specifically provided for hereunder, not alter or amend its articles of incorporation or by-laws as the same exist at the date of this Agreement;

(cc) advise Roseland immediately after the Rival Shareholders' Meeting of the number of Rival Shares for which Rival has received, pursuant to section 191 of the Act, written objection to the Amalgamation and provide Roseland with copies of such written objections;

(dd) take all necessary steps to effect the Amalgamation on the Effective Date; and

(ee) prior to the date of mailing the Joint Information Circular to the Rival Shareholders and the Roseland Shareholders in respect of the Rival Shareholders' Meeting and the Roseland Shareholders' Meeting, Rival agrees to issue authorizations for expenditure and cash calls in the amount of at least $925,000 to the third party which has obligations to expend cash of at least $925,000 on Rival's account.

4.2 Covenants of Roseland

Roseland covenants and agrees that, to and including the Effective Date, it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement;

(b) prepare, in consultation and cooperation with Rival and in form and substance satisfactory to Rival acting reasonably, the Joint Information Circular and related proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, applicable securities Laws;

(c) solicit proxies to be voted at the Roseland Shareholders Meeting in favour of the Consolidation, Share Issuance, Election and Name Change and will file and distribute the Joint Information Circular and related proxy solicitation material (and any amendments or supplements thereto) to Roseland Shareholders in a timely and expeditious manner, and in compliance with National Instrument 54-101 and Securities Laws, in all jurisdictions where the same are required to be filed and distributed;

(d) as soon as reasonably possible and in any event no later than June 30, 2003, convene the Roseland Shareholders Meeting and conduct such meeting in accordance with the by-laws of Roseland and as otherwise required by law;

(e) for the purpose of integration of the business and affairs of Roseland and Rival on the Effective Date, and for the purpose of verifying that no circumstances or events have occurred after the date hereof which have resulted in a breach by Roseland of any provision of this Agreement, provide all such information concerning Roseland as Rival may reasonably request;

(f) conduct its operations and the operations of each of Roseland Subsidiaries in the ordinary and normal course of business and consistent with past practice and in accordance with applicable laws, generally accepted industry practice, and any operating and other agreements applicable to the properties and assets of Roseland or any of Roseland Subsidiaries and Roseland shall use all commercially reasonable efforts to maintain and preserve its business organization, assets and advantageous business and government relationships;

(g) not enter into any material transaction or cause Roseland Subsidiaries to enter into any material transaction without the prior written consent of Rival, not to be unreasonably withheld;

(h) except in respect of existing commitments disclosed in the Roseland Disclosure Letter, not make or authorize, without the prior written consent of Rival, not to be unreasonably withheld, any commitments or capital expenditure in respect of any of its properties or assets or the properties or assets of any of Roseland Subsidiaries which exceeds $25,000 individually or $100,000 in the aggregate;

(i) use its reasonable commercial efforts to cause each of the conditions precedent set forth herein which are within its control to be satisfied on or before the Effective Date;

(j) except pursuant to the exercise of Roseland Options outstanding as of the date hereof, not issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Roseland or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire securities of Roseland;

(k) not grant any additional stock options and not make any termination payments in respect of any Roseland Options without the prior consent of Rival;

(l) not amend any existing employment, consulting or option agreement nor enter into any employment, consulting or severance agreement or other similar arrangement with any director or senior officer of Roseland or any other person, without the prior written consent of Rival;

(m) not declare or pay any dividends or make any distribution of its properties or assets to any of its shareholders or to others or retire, redeem or otherwise acquire any Roseland Shares or other securities;

(n) except as contemplated by the Consolidation, not split, combine or reclassify any of the Roseland Shares or other securities;

(o) not, without the prior consent of Rival, not to be unreasonably withheld, adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation, or reorganisation or Roseland or any of Roseland Subsidiaries, other than the Amalgamation and the Consolidation, Share Issuance, Election and Name Change;

(p) in all material respects, conduct itself so as to keep Rival fully informed as to the business and affairs of Roseland;

(q) permit Rival reasonable opportunity to review any income tax returns of Roseland prior to filing the same with tax authorities;

(r) not, and cause each of the Roseland Subsidiaries not to, without the prior consent of Rival, not to be unreasonably withheld, acquire (by merger, amalgamation, consolidation or acquisition of securities or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of shares or securities, contributions of capital, property transfer, or, except in the ordinary course of business, purchase any property or assets of any other individual or entity in each case having a value in excess of $25,000.

(s) not, and cause each of the Roseland Subsidiaries not to, without the prior consent of Rival, not to be unreasonably withheld, incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in the ordinary course of business and in any event neither Roseland nor any of Roseland Subsidiaries shall incur any obligation of any kind, in excess of $25,000 individually or $100,000 in the aggregate;

(t) not, and cause each of the Roseland Subsidiaries not to, without the prior consent of Rival, not to be unreasonably withheld, waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other document, other than in the ordinary course of business, consistent with past practice;

(u) not act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement subject to Section 6.2;

(v) not, and cause each of the Roseland Subsidiaries not to, without the prior consent of Rival, not to be unreasonably withheld, sell, pledge, transfer or dispose of or acquire or enter into any agreements for the sale, pledge, transfer or disposition or acquisition of any properties or assets having a value in excess of $25,000 individually and $100,000 in the aggregate;

(w) not, and cause each of the Roseland Subsidiaries not to, without the prior consent of Rival, not to be unreasonably withheld, enter into any material farmout or similar arrangement;

(x) within two business days of receipt of any Assessment, deliver to Rival a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of Roseland, or any appropriate subsidiary thereof, on the assumption that such Assessment is valid and binding;

(y) as soon as reasonably practical, notify Rival of any actual, imminent or incipient Material Adverse Change, in the business or affairs of Roseland, taken as a whole;

(z) not, and will cause each of the Roseland Subsidiaries not to, engage in any business, enterprise or other activity different from that carried on by it at the date of this Agreement;

(aa) not disclose to any person, other than officers, directors and key employees and professional advisors of Roseland any confidential information relating to Rival except information disclosed in the Joint Information Circular, required to be disclosed by law, or otherwise publicly known;

(bb) except as specifically provided for hereunder, not and not cause any of the Roseland Subsidiaries to, alter or amend its articles of incorporation or by-laws as the same exist at the date of this Agreement;

(cc) cause Newco to take all necessary steps to effect the Amalgamation on the Effective Date;

(dd) reserve for issuance 7,435,045 Roseland Shares (post-Consolidation) to be issued pursuant to the Amalgamation and 675,000 Roseland Shares (post-Consolidation) to be issued pursuant to the exercise of Rival Options to be exchanged for Roseland Options and apply to the TSX-Venture Exchange on or before April 30, 2003 for (i) approval of the issuance of Roseland Shares pursuant to the Amalgamation and pursuant to such Rival Options to be exchanged for Roseland Options and the listing of such Roseland Shares on the Exchange, (ii) the Consolidation, and (iii) the Name Change, and shall provide to Rival a draft of all materials to be submitted to the TSX-Venture Exchange for review and comments (acting reasonably) prior to submission; and

(ee) arrange for the termination or resignation of, and use its reasonable commercial efforts to obtain releases in a form acceptable to Rival from, those directors, officers and employees and the directors, officers and employees of Roseland Subsidiaries, as may be determined by Rival prior to the Effective Date.

ARTICLE 5
CONDITIONS

5.1 Mutual Conditions Precedent

The respective obligations of Roseland, Newco and Rival to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions:

(a) the Amalgamation shall have been approved by the requisite number of votes cast by the Rival Shareholders in accordance with the Act and any applicable regulatory requirements;

(b) Roseland shall have obtained the approval of the TSX-Venture Exchange, if required, and Roseland Shareholders, in accordance with the Act and any applicable regulatory requirements to:

(i) the Consolidation;

(ii) the Share Issuance;

(iii) the Election; and

(iv) the Name Change;

(c) the Articles of Amalgamation and Articles of Amendment, in form and substance satisfactory to Roseland and Rival, acting reasonably, shall have been accepted for filing by the Registrar;

(d) there shall not be in force any order or decree of a court of competent jurisdiction or of any federal, provincial, municipal or other governmental department, commission, board, agency or regulatory body restraining, interfering with or enjoining the consummation of the transactions contemplated by this Agreement;

(e) all necessary regulatory reviews, rulings, orders, consents and approvals necessary under applicable legislation, regulation or policy shall with respect to the transactions contemplated hereby have been completed or obtained;

(f) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any court, tribunal or governmental agency or other regulatory or administrative agency or commission or before or by any elected or appointed public office or private person in Canada or elsewhere, whether or not having the force of law; and no law, regulation, policy, judgement, decision, order, ruling or directive (whether or not having the force of law) shall have been enacted, promulgated or applied; which in any case:

(i) has had or could reasonably be expected to have the effect of cease trading the Rival Shares or the Roseland Shares, or making illegal or enjoining, prohibiting or imposing material limitations, damages or conditions on the Amalgamation or the right of Roseland to own or exercise full rights of ownership of the Amalco Shares; or

(ii) has had or, if the Amalgamation was consummated, would reasonably be expected to result in, a Material Adverse Effect on Rival or Roseland, taken as a whole, or would have a Material Adverse Effect on the ability of Roseland, Newco or Rival to complete the Amalgamation; and

(g) there not being dissenting Rival Shareholders representing more than 10% of the outstanding Rival Shares.

The foregoing conditions precedent shall be for the mutual benefit of the parties hereto and may not be waived in whole or in part unless waived by each of them.

5.2 Additional Conditions to Obligations of Rival

In addition to the conditions contained in Section 5.1, the obligation of Rival to complete the transactions contemplated by this Agreement is subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived by it without prejudice to its right to rely on any other condition:

(a) each of the covenants, acts and undertakings of Roseland to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with in all material respects;

(b) Roseland shall have furnished Rival with:

(i) a certified copy of a resolution duly passed by the board of directors of Roseland, indicating that the board of directors has determined unanimously that (A) the Share Issuance and this Agreement are fair to the holders of Roseland Shares and are in the best interests of Roseland and the holders of Roseland Shares, (B) it will recommend approval of the Consolidation, Share Issuance, Election and Name Change by Roseland Shareholders, subject to Section 6.2, provided this Agreement is not amended except in accordance with the terms of this Agreement, (C) approving the information concerning Roseland contained in the Joint Information Circular and related proxy solicitation material, and (D) approving this Agreement and the completion of the transactions contemplated hereby including the Consolidation, Share Issuance, Election and Name Change;

(ii) a certified copy of the resolutions of Roseland Shareholders duly passed at the Roseland Shareholders Meeting approving the Consolidation, Share Issuance, Election and Name Change;

(iii) the conditional approval letter of the TSX-Venture Exchange providing conditional approval for the Consolidation, Share Issuance and Name Change;

(iv) a certified copy of the shareholders' resolutions of Newco approving the Amalgamation pursuant to the terms of this Agreement; and

(v) an opinion of counsel to Roseland and Newco, in form and substance satisfactory to Rival and its counsel, acting reasonably, regarding the Consolidation, Share Issuance, Election, Name Change, Amalgamation and related matters.

(c) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Roseland contained in Article 3 shall be true in all material respects with the same effect as if made at and as of the Effective Date and Rival shall have received a certificate of a senior officer of Roseland to that effect dated the Effective Date, and Rival shall have no knowledge to the contrary;

(d) no Material Adverse Change to the business, assets, operations or financial condition of Roseland or its Subsidiaries, taken as a whole, shall have occurred prior to the Effective Date; and

(e) within five business days of the date hereof, Rival shall have entered into voting support agreements in a form acceptable to Rival, acting reasonably, with all directors and

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officers of Roseland, together with all corporations controlled by such directors and officers in respect of all of the Roseland Shares which they own or control and which Shares shall aggregate at least 20% of the Roseland Shares, which agreements shall provide that such Roseland Shares will be voted in favour of the Share Issuance, Consolidation, Election and Name Change at the Roseland Meeting.

5.3 Additional Conditions to Obligations of Roseland

In addition to the conditions contained in Section 5.1, the obligation of Roseland to complete the transactions contemplated by this Agreement is subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived by Roseland without prejudice to its right to rely on any other condition:

(a) each of the covenants, acts and undertakings of Rival to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with in all material respects;

(b) Rival shall have furnished Roseland with:

(i) a certified copy of a resolution duly passed by the board of directors of Rival indicating that the board of directors has determined unanimously that (A) the Amalgamation and this Agreement are fair to the Rival Shareholders and are in the best interests of Rival and the Rival Shareholders, (B) it will recommend approval of Amalgamation by the Rival Shareholders, subject to Section 6.2, provided this Agreement is not amended except in accordance with the terms hereof, (C) approving the Joint Information Circular and related proxy solicitation materials, and (D) approving this Agreement and the completion of the transactions contemplated hereby including the Amalgamation;

(ii) a certified copy of the resolution of the holders of Rival Shares approving the Amalgamation duly passed at the Rival Shareholders' Meeting; and

(iii) an opinion of counsel to Rival in form and substance satisfactory to Roseland and its counsel, acting reasonably, regarding the Amalgamation and related matters.

(c) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Rival contained in Article 3 shall be true in all material respects with the same effect as if made at and as of the Effective Date and Roseland shall have received a certificate of a senior officer of Rival to that effect dated the Effective Date, and Roseland shall have no knowledge to the contrary;

(d) no Material Adverse Change to the business, assets, operations or financial conditions of Rival shall have occurred prior to the Effective Date;

(e) within five business days of the date hereof, Roseland shall have entered into voting support agreements in a form acceptable to Roseland, acting reasonably, with all directors and officers of Rival, together with all corporations controlled by such directors and officers, and with all other persons, if any, who hold Rival Options, in each case in respect of all of the Rival Shares which they own or control and which Shares shall aggregate at least 25% of the Rival Shares, which agreements shall provide that such Rival Shares will be voted in favour of the Amalgamation at the Rival Shareholders'

Meeting and that no Rival Options held by such party will be exercised before the Effective Date; and

(f) the holders of Rival Options shall have consented to the amendment of such Rival Options on the following terms (after giving effect to the Consolidation):

(i) all Rival Options shall be exchanged for Roseland Options on the basis of one Roseland Option for each Rival Option exchanged, with each Roseland Option having an exercise price equal to the exercise price of each Rival Option for which such Roseland Option is exchanged; and

(ii) the expiry dates for such Roseland Options shall remain unchanged from the expiry dates applicable to such Rival Options so exchanged.

5.4 Merger of Conditions

The conditions set out in Section 5.1, 5.2 and 5.3 shall be conclusively deemed to have been satisfied, waived or released on the filing of Articles of Amalgamation under the Act.

ARTICLE 6
NO SOLICITATION

6.1 Termination and Existing Activities

Roseland and Rival shall each immediately terminate and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations with any other parties conducted within the six month period prior to the date hereof by such parties, or their respective officers, directors, employees, financial advisors, legal counsel, representatives or agents ("**Representatives**"), with respect to any Acquisition Proposal. Roseland and Rival shall promptly send a letter to all parties who have entered into confidentiality agreements with such party in connection any proposed Acquisition Proposal within the six month period prior to the date hereof, requiring all materials provided to such parties to be destroyed or returned to Roseland or Rival, as applicable, or its agents or advisors.

6.2 No Solicitation

(a) Each Corporation will not, and will not authorize or permit any of its Representatives to, directly or indirectly:

(i) solicit, initiate or encourage, or engage in any discussions or negotiations or participate in or take any other action in respect of, or which may reasonably be expected to lead to, an Acquisition Proposal in respect of such Corporation;

(ii) provide or furnish to any party any information concerning such Corporation and its business, properties and assets in respect of, or which may reasonably be expected to lead to, an Acquisition Proposal in respect of such Corporation;

(iii) accept, recommend, approve or enter into any agreement to implement an Acquisition Proposal in respect of such Corporation; or

(iv) release any party from any confidentiality or standstill agreement between such Corporation and such party or amend any such agreement;

provided however each Corporation may:

(v) engage in discussions or negotiations with any party who (without any solicitation, initiation or encouragement, directly or indirectly, by such Corporation or its Representatives) seeks to initiate such discussions or negotiations, provide or furnish such party with information concerning such Corporation and its business, properties and assets and participate in or take any other action if such party has first made a *bona fide* written Acquisition Proposal in respect of such Corporation and the board of directors of such Corporation determines such Acquisition Proposal is a Superior Proposal in respect of such Corporation and further determines in good faith, after considering applicable law and receiving the advice of legal counsel, that such action is appropriate in order for the board of directors of such Corporation to act in a manner consistent with its fiduciary duties under applicable law;

(vi) comply with applicable rules under Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to shareholders of such Corporation; or

(vii) accept, recommend, approve or enter into any agreement to implement a Superior Proposal in respect of such Corporation and release the party making the Superior Proposal from any standstill provisions, but only if prior to such acceptance, recommendation, approval or entering into of an agreement or release, the board of directors of such Corporation shall have concluded in good faith, after considering the provisions of applicable laws and any amendments which the other party hereto may have proposed to this Agreement and after receiving the advice of counsel that such action is appropriate in order for the board of directors of such Corporation to act in a manner consistent with its fiduciary duties under applicable law.

(b) Neither Corporation nor its respective Representatives shall provide or furnish any information to any party in accordance with Section 6.2(a) unless such Corporation shall have entered into a confidentiality agreement with such party on appropriate terms and conditions following which such Corporation shall immediately provide the other party with any information provided to any such third party and which had not previously been provided to the other party. Upon receipt of a *bona fide* written Acquisition Proposal in respect of such Corporation which the board of directors of such Corporation has determined is a Superior Proposal in respect of such Corporation, such Corporation agrees to provide immediate notice thereof to the other party hereto and shall provide the other party hereto with a copy of any such Superior Proposal and any amendments thereto and shall confirm the determination of the board of directors of such Corporation that such Acquisition Proposal constitutes such Superior Proposal. For a period of 48 hours from the time that such Corporation provides a copy of such Superior Proposal to the other party, the board of directors of such Corporation agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal or release the party making the Superior Proposal from any standstill provisions.

(c) Roseland and Rival shall ensure that their respective Representatives are aware of the provisions of this Section 6.2, and Roseland and Rival shall be responsible for any breach of this Section 6.2 by their respective Representatives.

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ARTICLE 7
NON-COMPLETION OF AMALGAMATION

7.1 Rival Compensation Fee

If at any time after the execution of this Agreement (and provided there is not a material breach or non-performance by Rival of a material provision of this Agreement):

(a) another Acquisition Proposal in respect of Roseland has been publicly announced and not withdrawn prior to the Effective Date and such Acquisition Proposal is subsequently completed within 12 months of the date hereof;

(b) the board of directors of Roseland has failed to recommend the approval of the Consolidation, Share Issuance, Election or Name Change as contemplated by Section 3.2(a) or has failed to publicly reaffirm its recommendation of the Consolidation, Share Issuance, Election or Name Change within 10 days of the public announcement of another *bona fide* Acquisition Proposal in respect of Roseland, or in either case shall have resolved not to do so;

(c) the board of directors of Roseland has withdrawn, or in any manner materially adverse to Rival, modified or changed its recommendation or determinations referred to in Section 3.2(a), or shall have resolved to do so;

(d) the board of directors of Roseland has recommended that holders of Roseland Shares deposit their Roseland Shares under, vote in favour of or accept an Acquisition Proposal in respect of Roseland or shall have resolved to do so;

(e) Roseland enters into an agreement (other than a confidentiality agreement referred to in Section 6.2(b)) providing for an Acquisition Proposal in respect of Roseland prior to the Effective Date; or

(f) there is a material breach or non-performance by Roseland of a material provision of this Agreement or there has been a material misrepresentation by Roseland in this Agreement;

(a "**Roseland Fee Event**"), then Roseland shall, within two business days after the first to occur of the Roseland Fee Events, pay to Rival a sum equal to $250,000. Such payment shall be made in immediately available funds to an account designated by Rival.

7.2 Roseland Compensation Fee

If at any time after the execution of this Agreement (and provided there is not a material breach or non-performance by Roseland of a material provision of this Agreement):

(a) another Acquisition Proposal in respect of Rival has been publicly announced and not withdrawn prior to the Effective Date and such Acquisition Proposal is subsequently completed within 12 months of the date hereof;

(b) the board of directors of Rival has failed to recommend the approval of the Amalgamation as contemplated by Section 3.1(a) or has failed to publicly reaffirm its recommendation of the Amalgamation within 10 days of the public announcement of another *bona fide* Acquisition Proposal in respect of Rival, or in either case shall have resolved not to do so;

(c) the board of directors of Rival has withdrawn, or in any manner materially adverse to Roseland, modified or changed its recommendation or determinations referred to in Section 3.1(a), or shall have resolved to do so;

(d) the board of directors of Rival has recommended that holders of Rival Shares deposit their Rival Shares under, vote in favour of or accept an Acquisition Proposal in respect of Rival, or shall have resolved to do so; or

(e) Rival enters into an agreement (other than a confidentiality agreement referred to in Section 6.2(b)) providing for an Acquisition Proposal in respect of Rival prior to the Effective Date; or

(f) there is a material breach or non-performance by Rival of a material provision of this Agreement or there has been a material misrepresentation by Rival in this Agreement;

(a "**Rival Fee Event**"), then Rival shall, within two business days after the first to occur of the Rival Fee Events, pay to Roseland a sum equal to $250,000. Such payment shall be made in immediately available funds to an account designated by Roseland.

ARTICLE 8
AMENDMENT AND TERMINATION

8.1 Amendment

This Agreement may, at any time and from time to time before and after the holding of the Rival Shareholders' Meeting and Roseland Shareholders' Meeting, but not later than the Effective Date, be amended by written agreement of the parties hereto without further notice to or authorization on the part of the holders of Rival Shares or Roseland Shares. Without limiting the generality of the foregoing, any such amendment may:

(a) change the time for performance of any of the obligations or acts of the parties hereto;

(b) waive any inaccuracies or modify any of the covenants contained herein or in any document to be delivered pursuant hereto; or

(c) waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties hereto;

provided that, notwithstanding the foregoing, the consideration to be received by the Rival Shareholders shall not be decreased without the approval of the Rival Shareholders given in the same manner as required for the approval of the Amalgamation.

8.2 Termination

This Agreement may, at any time before or after the holding of the Rival Shareholders' Meeting and Roseland Shareholders' Meeting or both but prior to the Effective Date, be terminated by written agreement of Roseland and Rival, or by either Corporation in the event of a material breach by the other party of one or more of its covenants herein or in the event such other party has made a material misrepresentation, or by either party in the event that a Roseland Fee Event or Rival Fee Event shall have occurred (provided that Roseland cannot terminate for a Roseland Fee Event unless Roseland has paid the amount specified in section 7.1 to Rival and Rival cannot terminate for a Rival Fee Event unless Rival has paid the amount specified in section 7.2 to Roseland) and in each case without further action on the part of the holders of Rival Shares or Roseland Shares.

This agreement shall be terminated without further action on the part of the holders of Rival Shares or Roseland Shares if the Certificate of Amalgamation giving effect to the Agreement or the Certificate of Amendment giving effect to the Consolidation and Name Change has not been obtained from the Registrar on or before June 30, 2003.

In the event of termination of this Agreement as provided for in this Section 8.2, this Agreement shall forthwith have no further force or effect and there shall be no liability on the part of Rival or Roseland hereunder except for the payment of any fee pursuant to Article 7 (provided that the right of payment arose prior to termination of this Agreement, or in the case of the rights under Section 7.1(a) or 7.2(a) the public announcement of the Acquisition Proposal shall have occurred prior to termination of this Agreement). Nothing contained in this Agreement shall, however, relieve any party from liability for any wilful breach (provided the breach occurred prior to termination of this Agreement) of any provision of this Agreement.

ARTICLE 9
GENERAL

9.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally or by telecopy, in each case to the attention of the President and in the case of Roseland or Newco addressed to:

Suite 1550, 340 - 12th Avenue SW
Calgary, Alberta T2R 1L5
Fax No.: (403) 233-1746
Attention: Gordon D. Harris

with a copy to:

Macleod Dixon LLP
3700, 400 – 3rd Avenue S.W.
Calgary, Alberta T2P 4H2
Fax No.: (403) 264-5973
Attn: Andrew G. Love

and in the case of Rival addressed to such party at:

Suite 2700, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Fax No.: (403) 265-8452
Attention: Colin F. Ogilvy

with a copy to:

Burstall Winger LLP
3100, 324 – 8th Avenue S.W.
Calgary, Alberta T2P 2Z2
Fax No.:(403) 266-6016
Attn: Harley L. Winger

or such other address of which a party may, from time to time, advise the other parties hereto by notice in writing given in accordance with the foregoing. Date of receipt of any such notice shall be deemed to be the date of delivery thereof.

9.2 Assignment

No party may assign its rights or obligations under this Agreement or the Amalgamation without the prior written consent of the other parties hereto.

9.3 Binding Effect

This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.4 Survival of Representation and Warranties

The representations and warranties herein shall survive the performance of the parties respective obligations hereunder and the termination of this Agreement but shall expire after the Effective Date.

9.5 Counterparts

This Agreement may be executed in one or more counterparts each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

ROSELAND RESOURCES LTD.

Per: (Signed) Gordon D. Harris
President and Chief Executive Officer

1033455 ALBERTA LTD.

Per: (Signed) Gordon D. Harris
President and Chief Executive Officer

RIVAL ENERGY INC.

Per: (Signed) Colin F. Ogilvy
President and Chief Executive Officer

SCHEDULE "A"

BUSINESS CORPORATIONS ACT
(Section 179)

ALBERTA CONSUMER AND CORPORATE AFFAIRS

ARTICLES OF AMALGAMATION
(Form 9)

1. NAME OF CORPORATION:	2. CORPORATE ACCESS NO.:
Rival Resources Inc.	

3. **THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE:**

See Schedule "A" attached hereto

3. **RESTRICTIONS, IF ANY, ON SHARE TRANSFERS:**

See Schedule "B" attached hereto

3. **NUMBER (OR MINIMUM AND MAXIMUM NUMBER) OF DIRECTORS:**

Minimum – 1; Maximum – 15

3. **RESTRICTIONS, IF ANY, ON BUSINESS THE CORPORATION MAY CARRY ON:**

No restrictions

3. **OTHER PROVISIONS, IF ANY:**

See Schedule "C" attached hereto

8. NAME OF AMALGAMATING CORPORATIONS:	CORPORATE ACCESS NO.:
1033455 Alberta Ltd.	2010334551
Rival Energy Inc.	208584789

3. DATE	SIGNATURE	TITLE

SCHEDULE "A"

SHARE STRUCTURE:

COMMON SHARES

The Corporation is authorized to issue an unlimited number of common shares having attached thereto the following rights, privileges, restrictions and conditions:

3. The holders of common shares shall be entitled to receive notice of, and to vote at every meeting of the shareholders of the Corporation and shall have one (1) vote thereat for each such common share so held.

3. The holders of common shares shall be entitled to receive such dividend as the directors may from time to time, by resolution, declare.

3. In the event of liquidation, dissolution or winding up of the Corporation or upon any distribution of the assets of the Corporation among shareholders being made (other than by way of dividend out of monies properly applicable to the payment of dividends) the holders of common shares shall be entitled to share pro rata.

SCHEDULE "B"

RESTRICTIONS ON SHARE TRANSFERS:

No transfer of shares shall occur or be registered unless and until the directors have, by a resolution, approved the transfer and the directors shall be under no obligation to give such approval or to give any reason for withholding the same.

SCHEDULE "C"

OTHER RULES OR PROVISIONS:

3. **Lien on Shares**

The Corporation has a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation. The Corporation may enforce such lien in accordance with its By-laws.

3. **Appointments of Directors**

The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

3. **Meetings of Shareholders Outside Alberta**

Meetings of shareholders of the Corporation may be held outside Alberta at any place within Canada or the United States of America as the Board of Directors of the Corporation may determine.

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SCHEDULE "B"

BY-LAW NUMBER 1

A by-law relating generally to the transaction
of the business and affairs of the Corporation.

CONTENTS

BE IT ENACTED as a by-law of **RIVAL RESOURCES INC.** (hereinafter called the "Corporation") as follows:

SECTION ONE
INTERPRETATION

1.01 DEFINITIONS. In the by-laws and all resolutions of the Corporation, unless the context otherwise requires:

(a) "Act" means the *Business Corporations Act* (Alberta), and any statute that may be substituted therefor, as from time to time amended;

(b) "appoint" includes "elect" and vice versa;

(c) "articles" means the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of continuance, articles of reorganization, articles of arrangement, articles of dissolution, articles of revival and includes an amendment to any of them;

(d) "board" means the board of directors of the Corporation;

(e) "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(f) "corporation" means a body corporate incorporated or continued under the Act and not discontinued under the Act;

(g) "meeting of shareholders" means an annual meeting of shareholders and a special meeting of shareholders;

(h) "non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the *Interpretation Act* (Alberta) or the *Interpretation Act* (Canada);

(i) "ordinary resolution" means a resolution

(i) passed by a majority of the votes cast by the shareholders who voted in respect of that resolution, or

(ii) signed by all the shareholders entitled to vote on that resolution;

(j) "recorded address" means, in the case of a shareholder, his address as recorded in the Securities Register of the Corporation; and, in the case of joint shareholders, the address appearing in the Securities Register of the Corporation in respect of such joint holding or the first address so appearing if there are more than one; and, in the case of a director, officer, auditor or member of a committee of the board, his latest address as recorded in the records of the Corporation;

(k) "resident Canadian" means an individual who is

(i) a Canadian citizen ordinarily resident in Canada,

(ii) a Canadian citizen not ordinarily resident in Canada who is a member of a prescribed class of persons, or

(iii) a permanent resident within the meaning of the *Immigration Act*, 1976 (Canada) and ordinarily resident in Canada, except a permanent resident who has been ordinarily resident in Canada for more than 1 year after the time at which he first became eligible to apply for Canadian citizenship;

(l) "signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Clause 2.04 or by a resolution passed pursuant thereto;

(m) "special business" means all business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the financial statements and auditor's report, fixing the number of directors for the following year, election of directors and re-appointment of the incumbent auditor;

(n) "special meeting of shareholders" means a meeting, other than an annual meeting, of shareholders entitled to vote at an annual meeting of shareholders, and includes a meeting of any class or classes of shareholders acting separately from any other class or classes of shareholders;

(o) "special resolution" means a resolution passed by a majority of not less than q of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution;

(p) "unanimous shareholder agreement" means

  (i) a written agreement to which all the shareholders of a corporation are or are deemed to be parties, whether or not any other person is also a party, or

  (ii) a written declaration by a person who is the beneficial owner of all the issued shares of a corporation, that provides for any of the matters enumerated in section 146(1) of the Act.

Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

SECTION TWO
ADMINISTRATION

2.01 REGISTERED OFFICE, RECORDS OFFICE AND ADDRESS FOR SERVICE. Until changed in accordance with the Act, the registered office of the Corporation, the designated records office (if separate from the registered office) of the Corporation and the post office box (if any) designated as the address for service upon the Corporation by mail shall initially be at the address or addresses in Alberta specified in the notice thereof filed with the articles and thereafter as the board may from time to time determine.

2.02 CORPORATE SEAL. The corporate seal of the Corporation shall be in the form as determined by the board from time to time.

2.03 FINANCIAL YEAR. The financial year of the Corporation shall be determined by the board from time to time.

2.04 EXECUTION OF INSTRUMENTS. Any officer or any director may sign certificates and similar instruments (other than share certificates) on the Corporation's behalf with respect to any factual matters relating to the Corporation's business and affairs, including certificates certifying copies of the articles, by-laws, resolutions and minutes of meetings of the Corporation. Subject to the foregoing:

(a) Deeds, transfers, assignments, contracts, obligations, and other instruments shall be signed on behalf of the Corporation by one or more persons who hold the office of director, chairman of the board, president, managing director, vice-president, secretary, treasurer, assistant secretary or assistant treasurer or any other office created by by-law or by resolution of the board. When there is only one director and that director is the only officer of the Corporation, deeds, transfers, assignments, contracts, obligations and other instruments may be signed by that person alone, as director or officer, on behalf of the Corporation;

(b) Security certificates (including share certificates) shall be signed by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation or by a trustee who certifies it in accordance with a trust indenture. Any signatures required on a security certificate (including share certificates) may be printed or otherwise mechanically reproduced on it.

In addition, the board may from time to time direct the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer or director may affix the corporate seal to any instrument requiring the same.

Any resolutions of the directors or shareholders of the Corporation and any documents and other instruments in writing requiring execution on behalf of the Corporation may be executed in separate counterparts, and all such executed counterparts when taken together shall constitute one resolution, document or other instrument in writing as the case may be. The Corporation and the directors and shareholders shall be entitled to rely on delivery of a facsimile copy of any executed resolution of the directors or shareholders of the Corporation or any executed document or other instrument in writing and such facsimile copy shall be legally effective to create a valid and binding resolution, document or other instrument in writing as the case may be.

2.05 BANKING ARRANGEMENTS. The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

2.06 VOTING RIGHTS IN OTHER BODIES CORPORATE. The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board, or failing the board, the signing officers of the Corporation, may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

SECTION THREE
BORROWING AND SECURITIES

3.01 BORROWING POWER. Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles or any unanimous shareholders agreement, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a) borrow money upon the credit of the Corporation in such amounts and on such terms as may be deemed expedient by obtaining loans or advances or by way of overdraft or otherwise;

(b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured for such sums and at such prices as may be deemed expedient;

(c) to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person;

(d) to charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any present and future property, real and personal, immoveable and moveable, of the Corporation, including its undertakings and rights, to secure any bonds, debentures, notes

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or other evidences of indebtedness or guarantee or any other indebtedness, liability or obligation of the Corporation, present or future; and

(e) delegate to a committee of the board, a director or an officer of the Corporation all or any of the powers conferred aforesaid or by the Act to such extent and in such manner as the directors may determine.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02 DELEGATION. The board may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the board all or any of the powers conferred on the board by Clause 3.01 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.

SECTION FOUR
DIRECTORS

4.01 NUMBER OF DIRECTORS AND QUORUM. Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles. Subject to Clause 4.08, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the Board of Directors of the Corporation or such greater or lesser number of directors as the board may from time to time determine. If a quorum is present at the opening of any meeting of directors, the directors present may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of directors, the directors present may adjourn the meeting to a fixed time and place but may not transact any other business other than as provided in these By-laws or in the Act until a quorum is present.

4.02 QUALIFICATION. The following persons are disqualified from being a director of the Corporation:

(a) anyone who is less than 18 years of age;

(b) anyone who

(i) is a dependent adult as defined in *The Dependent Adults Act* or is the subject of a certificate of incapacity under that Act,

(ii) is a formal patient as defined in *The Mental Health Act*, 1972,

(iii) is the subject of an order under *The Mentally Incapacitated Persons Act* appointing a committee of his person or estate or both, or

(iv) has been found to be a person of unsound mind by a court elsewhere than in Alberta;

(c) a person who is not an individual;

(d) a person who has the status of bankrupt.

A director need not be a shareholder. At least half of the directors shall be resident Canadians.

4.03 CONSENT TO ACT. A person who is elected or appointed a director is not a director unless:

(a) he was present at the meeting when he was elected or appointed and did not refuse to act as a director, or

(b) if he was not present at the meeting when he was elected or appointed, he consented to act as a director in writing before his election or appointment or within 10 days after it, or he has acted as a director pursuant to the election or appointment.

4.04 ELECTION AND TERM. Shareholders of the Corporation shall, by ordinary resolution at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the annual meeting of shareholders following the election. At each annual meeting of shareholders, all directors whose term of office has expired or then expires shall retire but, if qualified, shall be eligible for re-election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his election. Notwithstanding the foregoing, if directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected. The number of directors to be elected at any such meeting shall be the number of directors whose term of office has expired or then expires unless the directors or the shareholders otherwise determine. It is not necessary that all directors elected at a meeting of shareholders hold office for the same term. If the articles so provide, the directors may, between annual meetings of shareholders, appoint one or more additional directors of the Corporation to serve until the next annual meeting of shareholders, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

4.05 REMOVAL OF DIRECTORS. Subject to the Act, the shareholders may, by ordinary resolution passed at a special meeting, remove any director from office and the vacancy created by such removal may be filled at the meeting of the shareholders at which the director was removed or, if not so filled, may be filled by the directors.

4.06 CEASING TO HOLD OFFICE. A director ceases to hold office when he dies, when he is removed from office by the shareholders, when he ceases to be qualified for election as a director, or when his written resignation is sent or delivered to the Corporation, or if a time is specified in such resignation, at the time so specified, whichever is later. Provided always that, subject to the Act, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director or directors from office.

4.07 VACANCIES. Subject to the Act, a quorum of the board may fill a vacancy in the board. In the absence of a quorum of the board, the board shall forthwith call a special meeting of the shareholders to fill the vacancy. If the board fails to call such meeting or if there are no such directors then in office, any shareholder may call the meeting.

4.08 ACTION BY THE BOARD. Subject to any unanimous shareholder agreement, the board shall manage the business and affairs of the Corporation. Subject to Clauses 4.09 and 4.10, the powers of the board may be exercised by a meeting at which the quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office. Where the Corporation has only one director, that director may constitute a meeting.

4.09 CANADIAN REPRESENTATION. Subject to the Act, the board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least one-half of the directors present are resident Canadians, except where:

(a) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

(b) the number of resident Canadian directors present at the meeting, together with any resident Canadian director who gives his approval under clause (a), totals at least half of the directors present at the meeting.

4.10 PARTICIPATION BY TELEPHONE. A director may participate in a meeting of the board or of a committee of the board by means of such telephone or other communications facilities as permits all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at the meeting.

4.11 PLACE OF MEETINGS. Subject to the Articles, meetings of the board may be held at any place in or outside Canada.

4.12 CALLING OF MEETINGS. Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the managing director, the president or any two directors may determine. Provided always that should more than one of the above named call a meeting at or for substantially the same time there shall be held only one meeting and such meeting shall occur at the time and place determined by, in order of priority, the board, the chairman or the president.

4.13 NOTICE OF MEETING. Notice of the time and place of each meeting of the board shall be given in the manner provided in Clause 13.01 to each director not less than forty-eight hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting, except where the Act requires such purpose or business to be specified, including any proposal to:

(a) submit to the shareholders any question or matter requiring approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor;

(c) issue securities;

(d) declare dividends;

(e) purchase, redeem, or otherwise acquire shares of the Corporation;

(f) pay a commission for the sale of shares;

(g) approve a management proxy circular;

(h) approve any annual financial statements; or

(i) adopt, amend or repeal by-laws.

A director may, in any manner, waive notice of or otherwise consent to a meeting of the board; and attendance of a director at a meeting of directors is a waiver of notice of the meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of business on the grounds that the meeting is not lawfully called.

4.14 FIRST MEETING OF NEW BOARD. Provided a quorum of directors is present, each newly elected board may, without notice, hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.15 ADJOURNED MEETING. Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.16 REGULAR MEETINGS. The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.17 CHAIRMAN AND SECRETARY. The chairman of the board, or, in his absence, the president, or in his absence, a vice-president shall be chairman of any meeting of the board. If none of the said officers are present, the directors present shall choose one of their number to be chairman. The secretary of the Corporation shall act as secretary at any meeting of the board, and if the secretary of the Corporation be absent, the chairman of the meeting shall appoint a person, who need not be a director, to act as secretary of the meeting.

4.18 CASTING VOTES. At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall be entitled to a second or casting vote.

4.19 CONFLICT OF INTEREST. A director or officer shall not be disqualified by his office, or be required to vacate his office, by reason only that he is a party to, or is a director or officer or has a material interest in any person who is party to, a material contract or proposed material contract with the Corporation or subsidiary thereof. Such a director or officer shall, however, disclose the nature and extent of his interest in the contract at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders. Subject to the provisions of the Act, a director shall not by reason only of his office be accountable to the Corporation or to its shareholders for any profit or gain realized from such a contract or transaction, and such contract or transaction shall not be void or voidable by reason only of the director's interest therein, provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the directors or shareholders, and it is fair and reasonable to the Corporation at the time it was approved and, if required by the Act, the director refrains from voting as a director on the contract or transaction at the directors' meeting at which the contract is authorized or approved by the directors, except attendance for the purpose of being counted in the quorum.

4.20 REMUNERATION AND EXPENSES. The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

SECTION FIVE
COMMITTEES

5.01 COMMITTEE OF DIRECTORS. The board may appoint a committee of directors, however designated, or a managing director, who must be a resident Canadian, and delegate to such committee or managing director any of the powers of the board except those which, under the Act, a committee of directors or managing director has no authority to exercise. At least half of the members of such committee shall be resident Canadians. A committee may be comprised of one director.

5.02 TRANSACTION OF BUSINESS. Subject to the provisions of these by-laws relating to participation by telephone, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada and may be called by any one member of the committee giving notice in accordance with the by-laws governing the calling of directors' meetings.

5.03 PROCEDURE. Unless otherwise determined herein or by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

SECTION SIX
OFFICERS

6.01 APPOINTMENT OF OFFICERS. Subject to any unanimous shareholder agreement, the board may from time to time appoint a chairman of the board, a managing director (who shall be a resident Canadian), a president, one or more vice-presidents, a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Except for a managing director and a chairman of the board, an officer may but need not be a director and one person may hold more than one office. The president or such other officer as the board may designate, shall be the chief executive officer of the Corporation.

6.02 CHAIRMAN OF THE BOARD. The board may from time to time appoint a chairman of the board who shall be a director. If appointed, the board may assign to him any of the powers and duties that are by any provisions of this by-law assigned to the managing director or to the president; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. He shall preside at all meetings of the shareholders at which he is present. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the managing director, if any, or by the president if there is no managing director.

6.03 MANAGING DIRECTOR. The board may from time to time appoint a managing director who shall be a resident Canadian and a director. If appointed, he shall have, subject to the authority of the board, general supervision of the business and affairs of the Corporation; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office.

6.04 PRESIDENT. If appointed, the president shall, subject to the discretion of the board, be the chief executive officer, and, subject to the authority of the board, shall have general supervision of the business of the Corporation; and he shall have such other powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office.

6.05 VICE-PRESIDENT. A vice-president, if appointed, shall have such powers and duties as the board or the chief executive officer may specify.

6.06 SECRETARY. The secretary, if appointed, shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board or the chief executive officer may specify.

6.07 TREASURER. The treasurer, if appointed, shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board, whenever required, an account of all his transactions as treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the board or the chief executive officer may specify.

6.08 POWERS AND DUTIES OF OTHER OFFICERS. The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.09 VARIATION OF POWERS AND DUTIES. The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.10 TERM OF OFFICE. The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract. Otherwise each officer appointed by the board shall hold office until his successor is appointed.

6.11 TERMS OF EMPLOYMENT AND REMUNERATION. The terms of employment and the remuneration of officers appointed by the board shall be settled by it from time to time. The fact that any officer is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as an officer as may be determined.

6.12 CONFLICT OF INTEREST. An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with Clause 4.19.

6.13 AGENTS AND ATTORNEYS. The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

6.14 FIDELITY BONDS. The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such forms and with such surety as the board may from time to time determine.

SECTION SEVEN
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01 LIMITATION OF LIABILITY. Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his office or in relation thereto, unless the same are occasioned by his own wilful neglect or default; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

No act or proceeding of any director or officer or the board shall be deemed invalid or ineffective by reason of the subsequent ascertainment of any irregularity in regard to such act or proceeding or the qualification of such director or officer or board.

Directors may rely upon the accuracy of any statement or report prepared by the Corporation's auditors, internal accountants or other responsible officials and shall not be responsible or held liable for any loss or damage resulting from the paying of any dividends or otherwise acting upon such statement or report.

7.02 INDEMNITY. Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Corporation or any such body corporate) and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if:

(a) he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

7.03 INSURANCE. Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of any person referred to in section 7.02 against any liability incurred by him, as the board may from time to time determine.

SECTION EIGHT
SHARES

8.01 ALLOTMENT AND ISSUE. The board may, from time to time, allot, or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as prescribed by the Act. Subject to the articles, no holder of any class of share of the capital of the Corporation shall be entitled as of right to subscribe for, purchase or receive any part of any new or additional issue of shares of any class, whether now or hereafter authorized or any bonds, debentures or other securities convertible into shares of any class.

8.02 COMMISSIONS. The board may from time to time authorize the Corporation to pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03 SECURITIES REGISTER. The Corporation shall maintain a securities register in which it records the securities issued by it in registered form, showing with respect to each class or series of securities:

(a) the names, alphabetically arranged, and the latest known address of each person who is or has been a security holder,

(b) the number of securities held by each security holder, and

(c) the date and particulars of the issue and transfer of each security.

The Corporation shall keep the information entered in the securities register for the period of time prescribed in the regulations to the Act.

8.04 TRANSFER AGENTS AND REGISTRARS. The board may from time to time appoint one or more trust companies registered under *The Trust Companies Act* (Alberta) as its agent or agents to maintain the central securities register or registers, and an agent or agents to maintain branch securities registers. Such a person may be designated as transfer agent or registrar according to his functions and one person may be appointed both registrar and transfer agent. The board may at any time terminate such appointment.

8.05 REGISTRATION OF TRANSFER. Subject to the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by his attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board; upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in Clause 8.06.

8.06 LIEN FOR INDEBTEDNESS. If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provision of the articles and to any unanimous shareholder agreement, by the sale of the shares thereby affected, or by the cancellation by the Corporation of the shares thereby affected and the appropriate corresponding reduction of the stated capital account for said shares, or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, may refuse to register a transfer of the whole or any part of such shares.

8.07 NON-RECOGNITION OF TRUSTS. Subject to the provisions of the Act, the Corporation shall treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

8.08 SHARE CERTIFICATES. Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the name of the person to whom the certificate or acknowledgement was issued, and the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgements of a shareholder's right to a share certificate, shall, subject to the Act, be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with Clause 2.04 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.09 REPLACEMENT OF SHARE CERTIFICATES. The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding the maximum amount prescribed in the regulations to the Act for a share certificate issued in respect of a transfer, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.10 JOINT SHAREHOLDERS. If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificates issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such shares.

8.11 DECEASED SHAREHOLDERS. In the event of the death of a holder, or one of the joint holders, of any share, the Corporation shall not be required to make any entry in the register of shareholders in respect thereof except on production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION NINE
DIVIDENDS AND RIGHTS

9.01 DIVIDENDS. Subject to the provisions of the Act, the board may, from time to time, declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02 DIVIDEND CHEQUES. A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03 NON-RECEIPT OF CHEQUES. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.04 RECORD DATE FOR DIVIDENDS AND RIGHTS. The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to receive the right to subscribe for such securities, provided that if the Corporation is a distributing corporation, notice of any such record date is given, not less than 7 days before such record date, in the manner provided in the Act. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to receive the right to sub-scribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.05 UNCLAIMED DIVIDENDS. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION TEN
MEETINGS OF SHAREHOLDERS

10.01 ANNUAL MEETINGS. The annual meeting of shareholders shall be held at such time in each year and, subject to the Act and to Clause 10.04, at such place as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.02 SPECIAL MEETINGS. The board, the chairman of the board, the managing director or the president shall have power to call a special meeting of shareholders at any time.

10.03 SPECIAL BUSINESS. All business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the financial statements and auditor's report, fixing the number of directors for the following year, election of directors and re-appointment of the incumbent auditors, is deemed to be special business.

10.04 PLACE OF MEETINGS. Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in Alberta or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Alberta. Notwithstanding the foregoing, if the articles of the Corporation so provide, meetings of shareholders may be held outside Alberta at one or more places specified in the articles.

10.05 NOTICE OF MEETINGS. Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Clause 13.01 not less than 21 days nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and re-appointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder may in any manner waive notice of or otherwise consent to a meeting of shareholders.

10.06 RECORD DATE FOR NOTICE. The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, as a record date for the determination of the shareholders entitled to notice of the meeting, provided that if the Corporation is a distributing corporation, notice of any such record date shall be given not less than 7 days before such record date in the manner provided in the Act. If no such record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the date immediately preceding the day on which the notice is sent or, if no notice is sent, shall be the day on which the meeting is held.

10.07 LIST OF SHAREHOLDERS ENTITLED TO NOTICE. If the Corporation has more than 15 shareholders entitled to vote at a meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder. If a record date for the meeting is fixed pursuant to Clause 10.06, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the records office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

10.08 MEETINGS WITHOUT NOTICE. A meeting of shareholders may be held without notice at any time and place permitted by the Act:

(a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy, waive notice of or otherwise consent to such meeting being held, and

(b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held;

so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Alberta, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.09 CHAIRMAN AND SECRETARY. The chairman of any meeting of shareholders shall be the chairman, or in his absence, the president, or in his absence, a vice-president who is a shareholder. If no such officer is present within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.

10.10 10.10 PERSONS ENTITLED TO BE PRESENT. The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.11 QUORUM. A quorum for the transaction of business at any meeting of shareholders shall be at least one person present in person, being a shareholder entitled to vote thereat or a duly appointed proxy or representative for an absent shareholder so entitled and representing in the aggregate not less than ten percent (10%) of the outstanding shares of the Corporation carrying voting rights at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholder(s) present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholder(s) present or represented may adjourn the meeting to a fixed time and place but may not transact any other business other than as provided in these By-laws or in the Act until a quorum is present.

10.12 RIGHT TO VOTE. Every person named in the list referred to in Clause 10.07 shall be entitled to vote the shares shown thereon opposite his name at the meeting to which such list relates, except to the extent that:

(a) where the Corporation has fixed a record date in respect of such meeting, such person has transferred any of his shares after such record date or, where the Corporation has not fixed a record date in respect of such meeting, such person has transferred any of his shares after the date on which such list is prepared, and

(b) the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than 10 days before the meeting that his name be included in such list.

In any such excepted case, the transferee shall be entitled to vote the transferred shares at such meeting. If the Corporation is not required to prepare a list under Clause 10.07, subject to the provisions of the Act and this by-law as to proxies and representatives, at any meeting of shareholders, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

10.13 PROXIES AND REPRESENTATIVES. Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act. Alternatively, every such shareholder which is a body corporate or association may authorize, by resolution of its directors or governing body, an individual, who need not be a shareholder, to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting.

10.14 TIME FOR DEPOSIT OF PROXIES. The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting or an adjournment thereof by not more than 48 hours, exclusive of non-business days, before which proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.15 JOINT SHAREHOLDERS. If two or more persons hold shares jointly, any one of them present in person or represented at a meeting of shareholders may, in the absence of the other or others vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one on the shares jointly held by them.

10.16 VOTES TO GOVERN. At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall be entitled to a second or casting vote.

10.17 SHOW OF HANDS. Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by a show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.18 BALLOTS. On any question proposed for consideration at a meeting of shareholders, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot, either before or on the declaration of the result of any vote by show of hands. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.19 ADMISSION OR REJECTION OF A VOTE. In case of any dispute as to the admission or rejection of a vote, the chairman shall determine the same and such determination made in good faith shall be final and conclusive.

10.20 ADJOURNMENT. If a meeting of the shareholders is adjourned by one or more adjournments for an aggregate of less than thirty days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of an adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.21 MEETINGS BY TELEPHONE. A shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a person participating in such a meeting by those means is deemed to be present at the meeting.

10.22 RESOLUTION IN WRITING. A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

10.23 ONLY ONE SHAREHOLDER. Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

SECTION ELEVEN
DIVISIONS AND DEPARTMENTS

11.01 CREATION AND CONSOLIDATION OF DIVISIONS. The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of any such divisions or sub-units shall be consolidated upon such basis as the board may consider appropriate in each case.

11.02 NAME OF DIVISION. Subject to law, any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name. Any such contract, cheque or document shall be binding upon the Corporation as if it had been entered into or signed in the name of the Corporation.

11.03 OFFICERS OF DIVISIONS. From time to time the board or, if authorized by the board, the chief executive officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The board or, if authorized by the board, the chief executive officer, may remove at its or his pleasure any officer so appointed without prejudice to such officer's rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.

SECTION TWELVE
INFORMATION AVAILABLE TO SHAREHOLDERS

12.01 Except as provided by the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which in the opinion of the directors would be inexpedient in the interests of the Corporation to communicate to the public.

12.02 The directors may, from time to time, subject to the rights conferred by the Act, determine whether and to what extent and at what time and place and under what circumstances or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to inspection of shareholders and no shareholder shall have any right to inspect any document or book or register or accounting records of the Corporation except as conferred by statute or authorized by the board of directors or by a resolution of the shareholders.

SECTION THIRTEEN
NOTICES

13.01 METHOD OF GIVING NOTICES. Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

13.02 NOTICE TO JOINT SHAREHOLDERS. If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

13.03 COMPUTATION OF TIME. In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

13.04 UNDELIVERED NOTICES. If notices given to a shareholder pursuant to Clause 13.01 are returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

13.05 OMISSIONS AND ERRORS. The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

13.06 PERSONS ENTITLED BY DEATH OR OPERATION OF LAW. Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which be became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

13.07 WAIVER OF NOTICE. Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner.

SECTION FOURTEEN
EFFECTIVE DATE (AND REPEAL)

14.01 EFFECTIVE DATE. This by-law shall come into force when made by the board in accordance with the Act.

14.02 REPEAL. All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

SCHEDULE "C"

ARTICLES OF AMENDMENT

BUSINESS CORPORATIONS ACT
(SECTION 29 OR 177)

FORM 4

Alberta

MUNICIPAL AFFAIRS
Registries

Articles of Amendment

1. NAME OF CORPORATION:	2. CORPORATE ACCESS NUMBER:
ROSELAND RESOURCES LTD.	**208680066**

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

1. Pursuant to Section 173(1)(a) of the *Business Corporations Act* (Alberta), Item 1 of the Articles of the Corporation be and is hereby amended to read:

   "Rival Energy Ltd."

2. Pursuant to Section 173(1)(f) of the *Business Corporations Act* (Alberta), the Articles of the Corporation be and are hereby amended by consolidating all of the issued and outstanding Common Shares of the Corporation into a lesser number of Common Shares of the Corporation on the basis of five (5) old Common Shares to one (1) new Common Share and, where fractional shares would otherwise be issued (determined on the basis of all Common Shares owned by a registered shareholder of the Corporation), each fractional share shall be rounded to the next highest whole number, insofar as no fractional shares shall be issued.

DATE	SIGNATURE	TITLE

FOR DEPARTMENTAL USE ONLY	FILED

AMENDING AGREEMENT

THIS AGREEMENT made as of the 13th day of May, 2003.

AMONG:

ROSELAND RESOURCES LTD., a corporation subject to the *Business Corporations Act* (Alberta)
(hereinafter referred to as "Roseland")

- and -

1033455 ALBERTA LTD., a corporation subject to the *Business Corporations Act* (Alberta) and a wholly-owned subsidiary of Roseland
(hereinafter referred to as "Newco")

- and -

RIVAL ENERGY INC., a corporation subject to the *Business Corporations Act* (Alberta)
(hereinafter referred to as "Rival")

WHEREAS the parties hereto have entered into a Merger Agreement made effective April 25, 2003 (the "Merger Agreement"), pursuant to which the parties agreed to elect five directors to the Roseland board at the Roseland Meeting consisting of two nominees of Rival, two nominees of Roseland and one nominee to be jointly agreed to by Rival and Roseland;

AND WHEREAS the parties have not yet named the fifth nominee as director;

NOW THEREFORE in consideration of the sum of one dollar ($1.00) now paid by the parties to each other, the receipt and sufficiency of which are hereby acknowledged, and of the mutual covenants hereinafter contained, the parties hereto agree as follows:

1. The definition of "Election" in Section 1.1 of the Merger Agreement is hereby deleted and the following substituted therefore:

> "**Election**" means the election at the Roseland Meeting of four directors to the Roseland board consisting of two nominees of Rival and two nominees of Roseland, such election to become effective on completion of the Amalgamation on the Effective Date."

2. The board of directors of New Rival shall appoint a fifth director to be jointly agreed upon by Rival and Roseland forthwith following the Effective Date.

3. All covenants and agreements contained in the Merger Agreement shall continue in full force and effect, except as amended hereby, and the Shareholder Agreement as amended is hereby confirmed and ratified.

4. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, personal administrators, successors and assigns.

5. Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

6. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same Agreement and the execution and delivery of counterparts of this Agreement by telecopier by any party shall be binding upon the parties hereto.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

ROSELAND RESOURCES LTD.

Per: (Signed) Gordon D. Harris
President and Chief Executive Officer

1033455 ALBERTA LTD.

Per: (Signed) Gordon D. Harris
President and Chief Executive Officer

RIVAL ENERGY INC.

Per: (Signed) Colin F. Ogilvy
President and Chief Executive Officer

SCHEDULE "F"

May 13, 2003

Board of Directors
Rival Energy Inc.
2700 – 500 4th Avenue S.W.
Calgary, Alberta
T2P 2V6

Dear Sirs:

Griffiths McBurney & Partners ("GMP" or "we") understand(s) that Roseland Resources Ltd. ("Roseland"), 1033455 Alberta Ltd. ("Newco") and Rival Energy Inc. ("Rival") have entered into a merger agreement dated effective April 25, 2003 (the "Merger Agreement") providing for the merger of Roseland and Rival which will be effected by way of amalgamation of Rival and Newco under the provisions of the *Business Corporations Act* (Alberta) (the "Amalgamation") and pursuant to which all outstanding common shares of Rival ("Rival Shares") will be exchanged for common shares of Roseland ("Roseland Shares") on the basis of one (1) fully paid and non-assessable Roseland Share for each outstanding Rival Share after giving effect to a one-for-five common share consolidation of Roseland (the "Consolidation") subject to, among other things, obtaining the requisite approval for, amongst other things, the Consolidation by the shareholders of Roseland (the "Roseland Shareholders") and the Amalgamation by the shareholders of Rival (the "Rival Shareholders"). We also understand that it is intended that the name of Roseland be changed to "Rival Energy Ltd.", subject to shareholder and regulatory approval.

The Amalgamation is more fully described in the joint information circular dated May 15, 2003 (the "Joint Information Circular") to be mailed to Roseland Shareholders and Rival Shareholders in respect of a special meeting of Rival Shareholders to be held in Calgary, Alberta on June 16, 2003 (the "Meeting") and is conditional upon the approval by at least $66^{2/3}$% of the votes cast by Rival Shareholders attending the Meeting in person or represented by proxy. In addition, the Amalgamation is subject to a number of conditions, which must be satisfied or waived in order for the Amalgamation to become effective, as more fully described in the Joint Information Circular.

We understand that certain Rival Shareholders who collectively own, directly or indirectly, or exercise control or direction over approximately 25% of the outstanding Rival Shares have entered into agreements whereby they have agreed to vote in favor of the Amalgamation, subject to certain conditions.

To assist the Board of Directors of Rival (the "Board") in considering the terms of the Amalgamation, and the making of its recommendations in respect thereof, the Board engaged GMP to provide it with financial advice and our opinion (the "Fairness Opinion") as to whether the consideration offered under the Amalgamation is fair, from a financial point of view, to the Rival Shareholders.

Engagement of GMP

GMP was engaged pursuant to an agreement dated May 1, 2003 (the "Engagement Agreement") and accepted by Rival on May 5, 2003 to act as Rival's primary agent and financial advisor. GMP's services included providing financial advice to the Board, communicating to the Board the results of any analysis and review conducted by GMP and preparing this Fairness Opinion for delivery to the Board.

Pursuant to the terms of our engagement, we have not been engaged to prepare (and have not prepared) a formal valuation or appraisal of Rival or of any of the assets, liabilities or securities of Rival or to express an opinion with respect to the form of the Amalgamation itself, and this Fairness Opinion should not be construed as such. GMP was similarly not engaged to review any legal, tax or accounting aspects of the Amalgamation. However, GMP has performed research, financial analyses and testing of assumptions that it considered to be appropriate and necessary in the circumstances to support the conclusions reached in this Fairness Opinion.

This Fairness Opinion is provided to the Board in an impartial and objective fashion to assist the Board in discharging its fiduciary responsibilities to Rival Shareholders and GMP has received no instructions from Rival in connection with the preparation of this Fairness Opinion.

Qualifications of GMP

GMP is an independent Canadian investment banking firm providing advisory and capital market related services to Canadian resource related and industrial companies and major financial institutions. GMP's services include investment research and the trading of equity securities for major Canadian and foreign financial institutions and corporate advisory services in the areas of mergers, acquisitions, divestments, restructurings, valuations and fairness opinions. GMP and its principals have been involved in a significant number of transactions involving valuations of private and publicly traded Canadian companies and in providing fairness opinions in respect of such transactions.

The opinions expressed herein are the opinions of GMP as an entity. The principal individuals responsible for the preparation of this Fairness Opinion were Thomas A. Budd, President and Managing Partner, and Sandy L. Edmonstone, Partner. Mr. Budd and Mr. Edmonstone have 21 years and 5 years, respectively, of experience in the financial services industry.

Relationships with Interested Parties

Neither GMP nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)) of Rival or Roseland, or any of their respective associates or affiliates (collectively, the "Interested Parties"). GMP has acted as a financial advisor, agent or underwriter to Rival in the past two years. GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of Rival, and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Amalgamation, Rival or other Interested Parties.

The Engagement Agreement provides for GMP to receive from Rival, for the services provided, a fee for the delivery of the Fairness Opinion, as well as reimbursement of all reasonable out-of-pocket expenses. The fees received by GMP in connection with the Engagement Agreement are not material to GMP. Rival has agreed to indemnify GMP from and against certain liabilities arising out of the performance of professional services rendered to Rival by GMP and its personnel under the Engagement Agreement.

Scope of Review Conducted by GMP

GMP has acted as the financial advisor to Rival in respect of the Amalgamation and certain related matters. In this context, and for the purpose of preparing this Fairness Opinion, we have analyzed publicly available and confidential financial, operational and other information relating to Rival and Roseland, including information derived from meetings and discussions with the management of Rival and Roseland. Except as expressly described herein, GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

In carrying out this engagement and arriving at our Fairness Opinion, we have reviewed and relied upon, among other things:

As pertaining to Rival:

i) drafts of the Joint Information Circular up to and including the date hereof;

ii) the Merger Agreement dated effective April 25, 2003;

iii) the audited financial statements for Rival (formerly Longview Petroleum Corporation ("Longview")) for the years ended December 31, 2002 and December 31, 2001;

iv) the unaudited financial statements of Rival for the nine month period ended September 30, 2002;

v) the unaudited financial statements of Longview for the six month period ended June 30, 2002 and the three month period ended March 31, 2002;

vi) the final long form Prospectus of Rival filed on November 8, 2002 in respect of a special warrant financing which closed on October 2, 2002;

vii) the most recently filed Annual Information Form of Longview for the year ended December 31, 2001;

viii) the most recently filed Management Information Circular of Longview dated July 25, 2002;

ix) a schedule of issued and outstanding shares and options of Rival as at March 31, 2003;

x) an evaluation of undeveloped land acreage and land values of Rival prepared by Rival as at March 31, 2003;

xi) a summary valuation of the oil and gas reserves and the present worth of future net cash flows of Rival's properties prepared by Martin & Brusset Associates, effective as at January 1, 2002;

xii) a summary valuation of the oil and gas reserves and the present worth of future net cash flows of Rival's properties prepared by Rival, effective as at May 9, 2003;

xiii) the current projected annual budget for the year ended December 31, 2003, prepared by Rival, including management estimates of capital expenditures, production and net operating income;

xiv) a letter of representation as to certain factual matters dated the date hereof provided by Rival and addressed to us;

xv) public information relating to the business, operations, financial performance and stock trading history of Rival and other selected public companies we considered relevant;

xvi) certain non-public information regarding Rival, its business and projects; and

xvii) discussions with senior management of Rival with respect to, among other things, the past and future operations of Rival, Rival's competitive position in the market, the prospects of Rival, pro forma cash flows, the information referred to above and other issues deemed relevant.

As pertaining to Roseland:

i) drafts of the Joint Information Circular up to and including the date hereof;

ii) the Merger Agreement dated effective April 25, 2003;

iii) the audited financial statements for Roseland for the years ended December 31, 2002 and December 31, 2001;

iv) the unaudited financial statements of Roseland for the nine month period ended September 30, 2002, the six month period ended June 30, 2002 and the three month period ended March 31, 2002;

v) the final long form Prospectus of Roseland filed on July 11, 2002 in respect of a rights offering which expired on August 21, 2002;

vi) the most recently filed Annual Information Form of Roseland for the year ended December 31, 2001;

vii) the most recently filed Management Proxy / Information Circular of Roseland dated March 25, 2002;

viii) a schedule of issued and outstanding shares and options of Roseland as at March 31, 2003;

ix) an evaluation of undeveloped land acreage and land values of Roseland prepared by Roseland as at December 31, 2002;

x) a summary valuation of certain oil and gas reserves and the present worth of future net cash flows of Roseland as prepared by Martin & Brusset Associates dated January 1, 2003;

xi) the current projected annual budget for the year ended December 31, 2003, prepared by Roseland, including management estimates of capital expenditures, production and net operating income;

xii) a letter of representation as to certain factual matters dated the date hereof provided by Roseland and addressed to us;

xiii) public information relating to the business, operations, financial performance and stock trading history of Roseland and other selected publicly traded companies we considered relevant; and

xiv) certain non-public information regarding Roseland, its business and projects.

We also conducted such other analyses, investigations, research and testing of assumptions as were deemed by us to be appropriate or necessary in the circumstances. Rival and Roseland granted us access to their management groups and consultants and, to our knowledge, we were not denied any information we requested.

A significant component of our review consisted of discussions with management of Rival. However, no information of a material nature has been brought to our attention that has not been considered in the preparation of this Fairness Opinion.

Key Assumptions and Limitations

We have relied upon, but with the Board's acknowledgement and in accordance with the terms of our engagement have not independently verified, the accuracy, completeness and fair representation of any of the data, advice, opinions, materials, information, representations, reports and discussions (collectively, the "Information") referred to above and this Fairness Opinion is conditional upon such accuracy, completeness and fair representation. Our assumptions, the procedures we adopted and the conclusions and opinions reached by us are dependent, in part, upon all such facts and information. In addition, senior officers of each of Rival and Roseland have made representations to us in certificates dated as of May 13, 2003.

We believe that the analyses and factors considered in arriving at our Fairness Opinion must be considered as a whole and are not necessarily amenable to partial analysis or summary description and that selecting portions of the analyses and the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion employed by us and the conclusions reached in the Fairness Opinion. In arriving at our opinion, in addition to the facts and conclusions contained in the materials, information, representations, reports and discussions referred to above, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the Amalgamation and we express no opinion on such procedures.

We have with respect to all legal and tax matters relating to the Amalgamation and the implementation thereof, relied on advice of legal and tax counsel to Rival and express no view thereon. The Amalgamation is subject to a number of conditions outside the control of Rival and we have assumed all conditions precedent to the completion of the Amalgamation can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications. In rendering this Fairness Opinion, we express no view as to the likelihood that the conditions respecting the Amalgamation will be satisfied or waived or that the Amalgamation will be implemented within the time frame indicated in the Joint Information Circular.

In our analysis in connection with the preparation of the Fairness Opinion, we made numerous assumptions which we believe to be reasonable with respect to the industry performance, general business and economic conditions and other matters, many of which are beyond the control of GMP or Rival.

The Fairness Opinion is rendered as of May 13, 2003, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Rival and its respective subsidiaries as they were reflected in the Information provided to GMP and as they were represented to GMP in its discussions with the senior management of Rival. Any changes therein may affect the Fairness Opinion and, although GMP reserves the right to change or withdraw the Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to update the Fairness Opinion after the date hereof.

The Fairness Opinion has been provided solely for the use of the Board and is not intended to be, and does not constitute, a recommendation to purchase common shares, nor should it be construed as a recommendation to vote in favour of the Amalgamation. Our conclusion as to the fairness of the consideration offered under the Amalgamation to Rival Shareholders is based on our review of the Amalgamation taken as a whole, rather than on any particular element of the Amalgamation, and this Fairness Opinion should be read in its entirety.

While in the opinion of GMP the assumptions used in preparing this Fairness Opinion are appropriate in the circumstances, some or all of these assumptions may prove to be incorrect.

Fairness Considerations

In assessing the fairness, from a financial point of view, of the consideration offered under the Amalgamation to Rival Shareholders, GMP reviewed and considered a number of quantitative and qualitative factors, including the following:

i) a comparison of the consideration set forth in the Amalgamation to the range of values for the Rival Shares implied by our estimates of value based on various methodologies involving forecasted cash flows and various net asset values along with our analysis of comparable public companies and comparable transactions considering such factors as cash flow, production profile and reserves volumes;

ii) the value of the consideration being offered for the Rival Shares;

iii) the opportunity for the Rival Shareholders to participate in the future growth potential of a financially stronger combined entity, with potentially greater access to capital markets to continue to finance this growth;

iv) the opportunity to participate in an operationally superior combined entity;

v) the opportunity for the Rival Shareholders to enjoy potentially enhanced liquidity for their Rival Shares as a result of the larger, publicly traded combined entity;

vi) certain Rival Shareholders and officers and directors of Rival, holding an aggregate of approximately 25% of the outstanding Rival Shares (on a fully diluted basis), have entered into agreements to vote in favor of the Amalgamation; and

vii) the fact that all of the senior officers of the amalgamated company will be the current senior officers of Rival.

Conclusion and Fairness Opinion

Based upon our analysis and subject to all of the foregoing, we are of the opinion that the consideration offered under the Amalgamation, as set forth in the Joint Information Circular and as summarized above, is fair, from a financial point of view to the Rival Shareholders.

This Fairness Opinion may be relied upon by the management of Rival and the Board for the purpose of considering the Amalgamation and its recommendation to Rival Shareholders with respect to the Amalgamation, but may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by any other person for any other purpose without our express prior written consent. We expressly consent to the duplication and inclusion of this Fairness Opinion in the Joint Information Circular.

Yours very truly,

(signed) **Griffiths McBurney & Partners**

SCHEDULE "G"

FAIRNESS OPINION OF JENNINGS CAPITAL INC.

May 15, 2003

The Board of Directors of
Roseland Resources Ltd.
1500, 340–12th Ave. S.W.
Calgary, Alberta
T2R 1L5

Dear Sirs:

Re: Proposed Merger of Roseland Resources Ltd. and Rival Energy Inc.

Jennings Capital Inc. ("Jennings") understands that Roseland Resources Ltd. ("Roseland") proposes to merge (the "Merger") with Rival Energy Inc. ("Rival"). The Merger is to be effected by way of an amalgamation of 1033455 Alberta Ltd. ("Newco"), which is a wholly owned subsidiary of Roseland, and Rival (the "Amalgamation") to form Amalco which will be a wholly-owned subsidiary of Roseland upon completion of the Amalgamation; and in addition, a reorganization of Roseland (the "Reorganization"). Both the Amalgamation and the Reorganization are to occur under the provisions of the *Business Corporations Act* (Alberta).

The Reorganization includes a consolidation of Roseland shares on a one-for-five basis (the "Consolidation"), Roseland changing its name (the "Name Change") to Rival Energy Ltd. ("New Rival"), the issuance of one Roseland share (after giving effect to the Consolidation) for each outstanding Rival Share (the "Share Issuance") and the election of the New Rival Directors (the "Election of Directors").

We understand that before the Merger can become effective, the special resolutions approving the Consolidation and the Name Change must be passed by not less than 66 2/3% of the votes cast by Roseland Shareholders, present in person or by proxy, at the Roseland meeting; that the resolutions approving the Share Issuance and the Election of Directors must be passed by greater than 50% of the votes cast by Roseland Shareholders, present in person or by proxy, at the Roseland meeting; and that the special resolution approving the Amalgamation must be passed by not less than 66 2/3% of the votes cast by Rival Shareholders, present in person or by proxy, at the Rival meeting.

We understand that certain shareholders who collectively own, directly or indirectly, or exercise control or direction over approximately 25.7% of the outstanding common shares of Roseland have entered into agreements whereby they have agreed to vote in favor of the Reorganization, subject to certain conditions, and that certain shareholders who collectively own, directly or indirectly, or exercise control or direction over approximately 25% of the outstanding common shares of Rival have entered into agreements whereby they have agreed to vote in favor of the Amalgamation, subject to certain conditions.

The terms and conditions of the Reorganization and Amalgamation are described in detail in a merger agreement (the "Merger Agreement") dated April 25, 2003 between Roseland and Rival and are described in detail in the Joint Information Circular dated May 15, 2003, which is being mailed to the Roseland and Rival shareholders in respect of the Merger.

I. ENGAGEMENT OF JENNINGS CAPITAL INC.

On April 25, 2003 Jennings was requested by the Board of Directors of Roseland (the "Board") to provide a written opinion (the "Fairness Opinion") with respect to the fairness to the Roseland shareholders, from a financial point of view, of the share exchange ratio offered under the Merger. Jennings entered into a formal engagement letter dated May 12, 2003 (the "Engagement Letter") with Roseland in respect of the Fairness Opinion request.

Pursuant to the terms of our engagement, we have not been engaged to prepare (and have not prepared) a formal valuation or appraisal of any of Roseland or any of the assets, liabilities or securities of Roseland or to express an opinion with respect to the form of Merger itself and the Fairness Opinion should not be construed as such. Jennings was similarly not engaged to review any legal, tax or accounting aspects of the Merger. Jennings, however, has performed research and financial analyses and has tested assumptions which it considered to be appropriate and necessary in the circumstances to support the conclusions reached in the Fairness Opinion. Jennings will receive a fee in connection with the preparation of the Fairness Opinion and Roseland has agreed to indemnify Jennings in respect of certain liabilities which may be incurred by Jennings in connection with the performance of professional services rendered to Roseland by Jennings and its personnel under the Engagement Letter.

The Fairness Opinion is provided to the Roseland Board in an impartial and objective fashion to assist the Board in fulfilling their fiduciary responsibilities to shareholders. Jennings has received no direction from Roseland in connection with the preparation of the Fairness Opinion.

II. QUALIFICATIONS OF JENNINGS CAPITAL INC.

Jennings is an independent, duly registered investment dealer headquartered in Calgary and is a member of, or a participating organization in, the TSX Venture Exchange, the Toronto Stock Exchange and the Investment Dealers Association of Canada. The firm specializes in investments in Western Canada, with particular emphasis on the oil and gas industry. Jennings and its principals have participated in a significant number of transactions involving oil and gas companies. Jennings is regularly engaged in the valuation of businesses and securities in connection with a wide range of transactions, including mergers and acquisitions, corporate restructurings, negotiated underwritings, private placements and secondary distributions of listed and unlisted securities, in relation to private and publicly-traded Canadian companies in the oil and gas and other industries.

The opinions expressed herein are the opinions of Jennings as an entity. The form and content of the Fairness Opinion have been approved by officers and professionals from Jennings, each of whom has experience in preparing fairness opinions and valuations.

III. RELATIONSHIP OF JENNINGS WITH ROSELAND AND RIVAL

Neither Jennings nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)) of either Roseland or Rival or any of their associates or affiliates. On April 11, 2003 Jennings was engaged by Roseland to act as its financial advisor with a view to assisting in negotiating and concluding a potential transaction with Rival. On April 25, 2003 Jennings was requested by the Board to provide the Fairness Opinion with respect to the fairness of the financial terms of the Merger to the Roseland shareholders. Neither Jennings nor any of its principals is currently acting as an advisor, agent or underwriter to

Rival or any of its associates or affiliates. We therefore represent that Jennings is independent of Roseland and Rival for the purposes of the Fairness Opinion.

Jennings acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of New Rival and, from time to time, may have executed or may execute transactions on behalf of other clients for which it may have received or may receive compensation. As an investment dealer, Jennings conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Merger, New Rival or other Interested Parties.

The fee payable to Jennings with respect to the provision of the Fairness Opinion is a fixed amount and is not contingent on any event. There are no understandings or agreements between Jennings and either Roseland or Rival or any of their associates or affiliates with respect to any future business dealings.

IV. SCOPE OF REVIEW CONDUCTED BY JENNINGS

For the purpose of preparing the Fairness Opinion, Jennings has analyzed confidential financial, operational and other information relating to Roseland, Rival and the Merger, including information derived from discussions with management, directors and consultants to Roseland and Rival (all information gathered by Jennings for the purpose of preparing the Fairness Opinion is defined collectively as the "Information").

Except as expressly described herein, Jennings has not conducted any independent investigation to verify the accuracy, completeness or fair presentation of the Information. The Fairness Opinion is conditional upon the accuracy, completeness and fair presentation of the Information.

In carrying out this engagement and in formulating our opinion, we have reviewed, considered, conducted, undertaken and relied upon, among other things:

In the case of Roseland:

1. the audited financial statements of Roseland for the years ended December 31, 2002, and December 31, 2001;

2. the unaudited interim financial statements of Roseland for the nine month periods ended September 30, 2002, and September 30, 2001;

3. the TSX Venture Exchange trading prices and volumes for the common shares of Roseland from May 2002, to May 2003;

4. a presentation in which Roseland's management reviewed with Jennings, among other things, the rationale of Roseland respecting the business combination with Rival and a preliminary discussion regarding the combined company after the transaction;

5. the Rights Offering Prospectus dated July 11, 2002;

6. a summary of estimated tax pools of Roseland for the year ended December 31, 2002, prepared by Roseland management;

7. a description and presentation by the management of Roseland of its near term exploration, development and acquisition opportunities;

8. estimated working capital of Roseland effective March 31, 2003;

9. the principal amount of bank debt of Roseland effective March 31, 2003;

10. an internal evaluation of undeveloped acreage and seismic assets of Roseland;

11. information relating to Roseland's oil and gas marketing and hedging arrangements;

12. a review of the capital structure of Roseland, including: issued and outstanding common shares, existing warrants, existing stock options and common shares held by its principal shareholders;

13. a representation letter dated May 15, 2003, from Roseland concerning the completeness and accuracy of the Information disclosed to us to support our analyses;

14. corporate press releases for the last 12 months; and

15. an independent oil and gas reserve evaluation, effective January 1, 2003, prepared by Martin & Brusset Associates, Petroleum Consultants, oil and gas reservoir engineering consultants of Calgary, Alberta, evaluating certain oil and gas properties owned by Roseland.

In the case of Rival

1. the audited financial statements of Rival for the years ended December 31, 2002, and December 31, 2001;

2. the unaudited interim financial statements of Roseland for the nine month periods ended September 30, 2002, and September 30, 2001;

3. the TSX Venture Exchange trading prices and volumes for the common shares of Roseland from May 2002, to May 2003;

4. the Special Warrant Offering Prospectus dated November 8, 2002;

5. a description and presentation by the management of Rival concerning its near term exploration, development and acquisition opportunities;

6. a presentation in which Rival's management reviewed with Jennings, among other things, the rationale of Rival respecting the business combination with Roseland and a preliminary discussion regarding the combined company after the transaction;

7. a summary of estimated tax pools of Rival for the year ended December 31, 2002, prepared by Rival management;

8. estimated working capital of Rival effective March 31, 2003;

9. the principal amount of bank debt of Rival effective March 31, 2003;

10. an internal evaluation of undeveloped acreage and seismic assets of Rival, effective March 31, 2003;

11. information relating to Rival's oil and gas marketing and hedging arrangements;

12. a review of the capital structure of Rival, including issued and outstanding common shares and special warrants and existing stock options and common shares held by its principal shareholders;

13. a representation letter dated May 15, 2003, from Rival concerning the completeness and accuracy of the Information disclosed to us to support our analyses; and

14. corporate press releases for the last 12 months.

In addition to the information detailed above, we have:

a) reviewed and relied upon the Joint Information Circular dated May 15, 2003;

b) reviewed and relied upon the Merger Agreement dated April 25, 2003;

c) conducted conversations with management and directors of Roseland wherein they concluded that the Merger, as outlined in the Merger Agreement, was in the best interests of Roseland shareholders;

d) conducted and relied upon various discussions with management of Roseland and Rival with respect to, among other things, the business, financial position, operations, quality of assets and future potential of Roseland and Rival, respectively, including their views as to: the nature of Roseland's and Rival's respective exploration and development programs; and the respective expected operating and financial performance of Roseland and Rival in 2003, as compared to 2002;

e) reviewed certain publicly-available information pertaining to current and expected future oil and gas prices and other economic factors;

f) reviewed publicly-available information concerning the trading of, and the trading market for, the shares of Canadian public oil and gas companies that we believe to be generally comparable to Roseland and Rival;

g) reviewed the operating and financial performance and business characteristics of Roseland and Rival relative to the performance and characteristics of Canadian public oil and gas companies generally comparable to Roseland and Rival in terms of size and operations, and

h) reviewed other financial, market and industry information and carried out such other analyses and investigations as we considered appropriate in the circumstances.

A significant component of our review consisted of discussions with management, directors and consultants of Roseland. However, no information of a material nature has been brought to our attention that has not been considered in the preparation of the Fairness Opinion.

We were granted access by Roseland and Rival to their management and consultants and, to the best of our knowledge, we were not denied any information that we requested.

V. ASSUMPTIONS AND LIMITATIONS

With the approval of the Roseland Board and in accordance with the terms of our engagement, we have relied upon the accuracy, completeness and fair presentation of the Information obtained by us from Roseland and Rival and, subject to the exercise of professional judgment, we have not sought to verify independently the accuracy, completeness or fair presentation of any such Information. Our assumptions, the procedures we adopted and the conclusions and opinions reached by us are dependent, in part, upon all such facts and information.

Senior officers of Roseland and Rival have represented to us, in separate certificates dated May 15, 2003, that to the best of their knowledge, the Information provided to us by or on behalf of Roseland and Rival was true, complete and accurate in all material respects and did not and does not contain any untrue statement of a material fact and that no material change, financial or otherwise, has occurred in the facts set out or referred to in any such Information subsequent to the date thereof which would reasonably be expected to have a material effect on the Fairness Opinion and that they are not aware of any facts not disclosed to us which would reasonably be expected to affect materially the Fairness Opinion.

The Fairness Opinion is rendered on the basis of securities markets and economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Roseland and Rival as reflected in the Information reviewed by Jennings and as represented to Jennings in our discussions with the management of Roseland and Rival and their advisors and consultants. Any changes therein may affect the Fairness Opinion.

The Merger is subject to a number of conditions outside the control of Roseland and we have assumed that: all conditions precedent to the completion of the Merger can be satisfied in due course; all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification; and the Merger will be completed in the time and manner contemplated. In rendering this Fairness Opinion we express no view as to the likelihood that the conditions respecting the Merger will be satisfied or waived or that the Merger will be implemented within the time frame indicated in the Merger Agreement. We have assumed the validity and efficacy of the procedures being followed to implement the Merger and Jennings expresses no opinion on such procedures. In our analyses, numerous assumptions were made with respect to industry performance, access to capital markets, general business and economic conditions and other matters, many of which are beyond the control of any party involved.

We considered the Merger from the perspective of the shareholders generally and did not consider the specific circumstances of any particular shareholder, particularly with respect to income tax consequences.

Roseland and Rival have represented to Jennings that there have been no prior valuations of Roseland and Rival, respectively, in the past twenty four months.

Jennings disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come to our attention after the date hereof. We reserve the right to modify or withdraw our opinion at any time if there is any event or matter which in our view would affect the conclusions herein.

The Fairness Opinion has been provided solely for the use of the Roseland Board and is not intended to be, and does not constitute, a recommendation to vote in favor of the Merger. Our conclusion as to the fairness of the Merger, from a financial point of view, to the Roseland shareholders is based on our review of the Merger taken as a whole, rather than on any particular element of the Merger, and this Fairness Opinion should be read in its entirety.

While in the opinion of Jennings the assumptions used in preparing this Fairness Opinion are appropriate in the circumstances, some or all of these assumptions may prove to be incorrect.

VI. METHODOLOGICAL BASIS OF THE FAIRNESS OPINION

In assessing the fairness of the Merger, from a financial point of view, to the Roseland shareholders, we have applied professional judgment and reviewed such data and conducted such analyses, investigations and testing of assumptions as was considered appropriate and necessary in the circumstances.

Jennings has assessed the fairness of the Merger from a financial point of view to the Roseland shareholders based upon a number of factors. Such factors include: the relative net asset values of Roseland and Rival on a before tax and an after tax basis; the implied purchase price for Roseland's reserves, production, cash flow and undeveloped land in comparison to recent comparable transactions; Roseland's financial position and stand-alone ability to access new sources of capital; and the larger asset and cash flow base and greater financial resources of the combined company after the transaction, which puts the combined company in a better position to undertake more significant oil and gas exploration, development and acquisition programs.

We believe that our analyses must be considered as a whole and that selecting portions of our analyses and the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion employed by us and the conclusions reached in the Fairness Opinion.

VII. CONCLUSION

Based upon and subject to the foregoing and other factors which we considered to be relevant, we are of the opinion that as of the date hereof the share exchange ratio offered under the Merger is fair, from a financial point of view, to the Roseland shareholders.

The Fairness Opinion may be relied upon by the Roseland Board for the purposes of considering the Merger and its recommendation to the Roseland shareholders with respect to the proposed Merger, but may not be used or relied upon by any other person without our express prior written consent. Jennings consents to the inclusion of the Fairness Opinion in its entirety and/or a summary thereof in the Joint Information Circular to be mailed by Roseland to its shareholders and to the filing thereof, as necessary, by Roseland with the securities commissions or similar regulatory authorities in all relevant Canadian jurisdictions.

Yours truly,

(signed) *"Jennings Capital Inc."*

SCHEDULE "H"

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

COMPILATION REPORT

To the Board of Directors of Roseland Resources Ltd.

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated balance sheet of Roseland Resources Ltd. as at December 31, 2002 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2002. These pro forma consolidated financial statements have been prepared for inclusion in the Joint Information Circular dated May 15, 2003.

In our opinion, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of income have been properly compiled to give effect to the assumptions and adjustments described in notes 2 and 3 thereto.

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
May 15, 2003

ROSELAND RESOURCES LTD.

Pro Forma Consolidated Balance Sheet

As at December 31, 2002
(Unaudited)

	Roseland Resources Ltd.	Rival Energy Inc.	Adjustments (note 3)	Pro Forma Consolidated
Assets				
Current assets:				
Cash	$ 98,420	$ 5,070	$	$ 103,490
Short-term deposits	–	5,938,683		5,938,683
Accounts receivable and other	1,404,411	81,368		1,485,779
	1,502,831	6,025,121		7,527,952
Petroleum and natural gas properties	11,042,196	1,987,477	(381,938)	12,647,735
	$ 12,545,027	$ 8,012,598	$ (381,938)	$ 20,175,687
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$ 2,085,544	$ 827,991	$ 491,000	$ 3,404,535
Bank loan	4,750,000	–		4,750,000
Convertible debenture	970,000	–		970,000
	7,805,544	827,991	491,000	9,124,535
Provision for future site restoration	482,887	5,800		488,687
Future income taxes	–	193,700	(114,119)	79,581
Shareholders' equity:				
Share Capital	3,575,492	7,774,013	(1,547,725)	9,801,780
Retained earnings (deficit)	681,104	(788,906)	788,906	681,104
	4,256,596	6,985,107	(758,819)	10,482,884
	$ 12,545,027	$ 8,012,598	$ (381,938)	$ 20,175,687

See accompanying notes to pro forma consolidated financial statements.

ROSELAND RESOURCES LTD.

Pro Forma Consolidated Statement of Income

Year ended December 31, 2002
(Unaudited)

	Roseland Resources Ltd.	Rival Energy Inc.	Adjustments	Pro Forma Consolidated
			(note 3)	
Revenue:				
Petroleum and gas, net	$ 5,137,859	$ 84,998	$	$ 5,222,857
Expenses:				
Operating	1,666,211	46,601		1,712,812
General and administrative	829,347	282,879	325,000	1,437,226
Interest and financing costs	362,288	(34,598)		327,690
Depletion and depreciation	1,598,909	16,100		1,615,009
	4,456,755	310,982	325,000	5,092,737
Income (loss) before income taxes	681,104	(225,984)		130,120
Income taxes				
Current	–	–		
Future (deduction)	–	–		
Net income (loss)	$ 681,104	$ (225,984)	$ 325,000	$ 130,120
Net income per share				$ 0.01

See accompanying notes to pro forma consolidated financial statements.

ROSELAND RESOURCES LTD.

Notes to Pro Forma Consolidated Financial Statements

As at December 31, 2002
(Unaudited)

---

1. Basis of presentation:

The accompanying unaudited pro forma consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

The unaudited pro forma consolidated balance sheet as at December 31, 2002 has been prepared from the audited consolidated balance sheet of Roseland Resources Ltd. ("Roseland") together with the audited balance sheet of Rival Energy Inc. ("Rival"). The unaudited pro forma consolidated statements of income for the year ended December 31, 2002 has been prepared from the audited statement of income for Roseland and Rival.

In the opinion of management, these pro forma financial statements include all material adjustments necessary for a fair presentation in accordance with generally accepted accounting principles in Canada. The pro forma consolidated balance sheet gives effect to the transactions described in note 2 as if they occurred on the balance sheet date while the pro forma consolidated statements of income give effect to those transactions as if they had occurred at the beginning of the year.

These pro forma financial statements are not necessarily indicative either of the results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results, which may be obtained in the future.

It is the recommendation of management that this financial information should be read in conjunction with the financial statements and notes thereto incorporated.

2. Pro forma assumptions and adjustments:

(a) The pro forma financial statements assume a business combination whereby 100% of the issued and outstanding shares of Rival are acquired for 7,325,045 shares with a deemed value of $ 6,597,288. The anticipated closing is to occur on or about June 16, 2003. The combination has been accounted for using the purchase method.

ROSELAND RESOURCES LTD.

As at December 31, 2002
(Unaudited)

3. **Pro forma adjustments:**

(a) The pro forma consolidated balance sheet gives effect to the transactions as if they had occurred on December 31, 2002 and the pro forma consolidated statement of operations gives effect to the transaction as if it had occurred on January 1, 2002 and reflects the combined operations for the year ended December 31, 2002. The purchase price equation is as follows:

		Total
Cost of acquisition:		
Share Issue		$ 6,226,288
Acquisition costs		371,000
	$	6,597,288
Allocated:		
Capital assets	$	1,605,539
Cash and Term Deposits		5,943,753
Current assets		81,368
Current liabilities		(947,991)
Future Taxes		(79,581)
Provision for future site restoration		(5,800)
	$	6,597,288

(b) The pro forma consolidated balance sheet reflects estimated reorganization costs of $250,000 and the purchase by Roseland of 110,000 shares of Rival for costs of $121,000 prior to the merger. These costs relate to the acquisition process that have either been incurred or are to be paid by June 30, 2003 as required by the merger agreement in determining the purchase price.

(c) The pro forma consolidated statement of operations reflects an estimate for severance costs of $325,000, which relates to certain Roseland employees and officers.

SCHEDULE "I"

FINANCIAL STATEMENTS OF ROSELAND RESOURCES LTD.

Consolidated Financial Statements of

ROSELAND RESOURCES LTD.

Years ended December 31, 2002, 2001 and 2000

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Roseland Resources Ltd. as at December 31, 2002 and 2001 and the consolidated statements of income (loss) and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) KPMG LLP

Chartered Accountants
Calgary, Canada
March 13, 2003

ROSELAND RESOURCES LTD.
Consolidated Balance Sheets

December 31, 2002 and 2001

	2002	2001
Assets		
Current assets:		
Cash	$ 98,420	$ 179,979
Restricted cash (note 6(d))	–	786,250
Accounts receivable and other	1,404,411	1,519,375
	1,502,831	2,485,604
Petroleum and natural gas properties (note 3)	11,042,196	9,882,524
	$ 12,545,027	$ 12,368,128
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 2,085,544	$ 3,447,560
Bank loan (note 4)	4,750,000	–
Convertible debenture (note 5)	970,000	–
	7,805,544	3,447,560
Bank loan (note 4)	–	5,450,000
Convertible debentures (note 5)	–	970,000
Provision for future site restoration	482,887	336,669
Shareholders' equity:		
Share capital (note 6)	3,575,492	6,567,127
Retained earnings (deficit)	681,104	(4,403,228)
	4,256,596	2,163,899
	$ 12,545,027	$ 12,368,128

See accompanying notes to consolidated financial statements.

On behalf of the Board:

(Signed) John F. Fleming Director

(Signed) Gordon Harris Director

ROSELAND RESOURCES LTD.

Consolidated Statements of Income (Loss) and Retained Earnings (Deficit)

Years ended December 31, 2002 and 2001

	2002	2001
Revenue:		
Petroleum and natural gas, net	$ 5,137,859	$ 6,087,835
Expenses:		
Operating	1,666,211	2,026,484
General and administration	829,347	916,949
Interest and financing	362,288	496,964
Depletion and depreciation	1,598,909	2,189,391
Write-down of petroleum and natural gas properties	–	9,917,793
	4,456,755	15,547,581
Income (loss) before income taxes	681,104	(9,459,746)
Income taxes (note 8):		
Current	–	27,758
Future (reduction)	–	(4,246,431)
Net income (loss)	681,104	(5,241,073)
Retained earnings (deficit), beginning of year	(4,403,228)	837,845
Reduction in stated capital (note 6(c))	4,403,228	–
Retained earnings (deficit), end of year	$ 681,104	$(4,403,228)
Per share amounts:		
Basic	$ 0.02	$ (0.26)
Diluted	$ 0.02	$ (0.26)

See accompanying notes to consolidated financial statements.

ROSELAND RESOURCES LTD.

Consolidated Statements of Cash Flows

Years ended December 31, 2002 and 2001

	2002	2001
Cash provided by (used in):		
Operations:		
Income (loss) for the year	$ 681,014	$(5,241,073)
Items not involving cash:		
Depletion and depreciation	1,598,909	2,189,391
Future income taxes	–	(4,246,431)
Write-down of petroleum and natural gas properties	–	9,917,793
Financing costs	–	144,000
Funds from operations	2,280,013	2,763,680
Change in non-cash working capital	(1,247,052)	(724,638)
	1,032,961	2,039,042
Investments:		
Petroleum and natural gas properties	(2,606,287)	(7,703,484)
Oil and gas abandonment costs	(6,076)	–
Restricted cash	786,250	2,213,750
Proceeds from sale of petroleum and natural gas properties	–	810,655
Business combination (note 2)	–	(575,001)
Cash acquired on business combinations (note 2)	–	18,663
	(1,826,113)	(5,235,417)
Financing:		
Bank loan	(700,000)	4,613,661
Issue of share capital, net of costs	1,411,593	1,079,034
Issue of convertible debentures	–	120,000
Bridge financing loan (repayment)	–	(2,650,000)
	711,593	3,162,695
Decrease in cash and term deposits	(81,559)	(33,680)
Cash and term deposits, beginning of year	179,979	213,659
Cash and term deposits, end of year	$ 98,420	$ 179,979

See accompanying notes to consolidated financial statements.

173

1. Significant accounting policies:

(a) Basis of presentation:

These financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and a partnership.

(b) Petroleum and natural gas operations:

The Company follows the full cost method of accounting whereby all costs associated with the exploration for and development of petroleum and natural gas reserves are capitalized on a country-by-country basis; currently Canada and the United States. Such costs include land acquisitions costs, geological and geophysical costs, lease rental costs on non-producing properties, costs of both productive and unproductive drilling and production equipment. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

The accumulated costs in a cost center from which there is production, less the costs of acquisition of unproved properties, are depleted and depreciated using the unit-of-production method based on total proved reserves before royalties. Natural gas reserves and production are stated in equivalent barrels of oil based upon the estimated relative energy content.

The costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

The net carrying cost of the Company's petroleum and natural gas properties in a cost centre is limited to an estimated recoverable amount being the aggregate of future net revenues from proved reserves, less future site restoration and capital costs and the costs of undeveloped properties, net of impairment allowances. The total net carrying costs of all cost centres is further limited by the above estimated recoverable amount less future general and administrative costs, financing costs and income taxes.

Substantially all of the exploration, development and production activities of the Company are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

1. **Significant accounting policies (continued):**

(c) Future site restoration costs:

Future site restoration costs are estimated each year based on current regulations, technology and industry standards. These costs are provided over the life of the Company's proven reserves on a unit-of-production basis as an annual charge included in depletion and depreciation expense. Expenditures incurred are applied against this provision.

(d) Foreign currency translation:

Current assets, current liabilities and long-term monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the rates in effect at the balance sheet date. Other assets and liabilities are translated at the rates prevailing at the respective transaction dates and revenues and expenses are translated at average rates prevailing during the year.

(e) Income taxes:

The Company uses the liability method of accounting for future taxes. Under the liability method, the difference between tax assets and liabilities and their financial reporting basis is computed and measured using the current tax rates.

(f) Flow-through shares:

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. The Company's share capital has been reduced and future taxes increased by the estimated future tax liability attributable to the tax deductions attributable to the investor.

(g) Per share amounts:

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

The weighted average shares outstanding for the year ended December 31, 2002 was 28,635,611 (2001 – 20,250,506). In computing diluted earnings per share, nil shares were added to the weighted average number of common shares outstanding during the year for the dilutive effect of employee stock options and the convertible debentures were anti-dilutive.

1. **Significant accounting policies (continued):**

(h) Stock-based compensation plans:

The Company has equity incentive plans, which are described in note 6. No compensation expense is recognized for these plans when stock options are issued. Any consideration received on exercise of the stock options is credited to share capital.

Effective January 1, 2002, the Company has prospectively adopted the new accounting policies with respect to accounting for stock options. The Company's stock-based compensation plans for employees do not involve the direct award of stock, or call for the settlement in cash or other assets. No compensation costs are recognized in the financial statements. Any consideration received on exercise of the stock options is credited to share capital.

(i) Measurement uncertainty:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities such as oil and gas interests and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

2. **Business acquisition:**

(a) On March 31, 2001, the Company acquired all of the issued and outstanding common shares of Marchwell Energy Corp., an oil and gas exploration company, for consideration of $575,001. The acquisition was accounted for using the purchase method with the results of operations being included from March 31, 2001.

Purchase consideration:	
Cash	$ 575,001
Allocated:	
Capital assets	$ 709,103
Future tax liability	(121,005)
Working capital including cash of $18,663	(13,097)
	$ 575,001

3. **Petroleum and natural gas properties:**

	2002	2001
Petroleum and natural gas rights including exploration, development and equipment	$ 29,672,319	$ 27,066,031
Accumulated depletion and depreciation	(18,630,123)	(17,183,507)
	$ 11,042,196	$ 9,882,524

As at December 31, 2001, the Company performed the ceiling test using the December 2001 prices of $ 21.65 per barrel of oil and natural gas liquids and $ 3.65 per mcf of gas. This ceiling test resulted in a write-down of the petroleum and natural gas assets of $ 9,917,793.

The costs of unproven lands at December 31, 2002 of $1,500,000 (2001 - $2,750,000) have been excluded from the depletion calculation.

As at December 31, 2002, the estimated future site restoration costs to be accrued over the life of the remaining proved reserves was $1,400,000 (2001 - $1,175,000) of which $152,294 (2001 - $192,957) is included in depletion and depreciation.

During 2002, the Company capitalized $427,000 (2001 - $508,000) in overhead related costs directly relating to petroleum and natural gas properties.

4. **Bank loan:**

The Company has entered into a financing agreement, which includes a revolving operating demand loan of $6,200,000 at the bank's prime interest rate plus ¾ %, and a non-revolving acquisition development demand loan of $1,000,000 bearing interest at the bank's prime rate plus 1 %. Based on the demand nature of this facility, the Company's debt has been classified as a current obligation. These facilities are intended to finance the ongoing activities of the Company.

These facilities are secured by a general assignment of book debts and a $25,000,000 first floating charge debenture on all assets. The loans are subject to review on May 1, 2003.

5. **Convertible debenture:**

The Company issued a 10% convertible subordinated debentures in the principal amount of $970,000, which are due December 21, 2003, with interest payable quarterly. The debentures are convertible into common shares at $0.65 per share and the debentures are redeemable at the option of the Company on or after December 21, 2002 if the weighted average closing price of the Company's shares for the 20 consecutive trading day periods is not less than $0.85 per share.

6. **Share capital:**

(a) Authorized:

Authorized share capital consists of 500,000,000 common voting shares with no par value and an unlimited number of preferred shares issuable in series.

(b) Changes in issued common shares are summarized below:

	Number of Shares	Amount
Balance, December 31, 2000	19,510,191	$ 6,147,878
Issue of flow-through shares	4,913,000	1,228,250
Tax effect of issue of flow-through shares	–	(523,235)
Share issue costs	–	(149,216)
Tax effect of share issue costs	–	63,450
Balance, December 31, 2001	24,423,191	6,767,127
Reduction of share capital	–	(4,403,228)
Issue of shares	11,647,979	1,630,717
Share issue costs	–	(219,124)
	36,071,170	3,775,492
Shareholder loans (note 6(g))	–	(200,000)
Balance, December 31, 2002	36,071,170	$ 3,575,492

(c) Reduction in stated capital:

On May 29, 2002, the shareholders of the Company approved a special resolution to reduce the stated Capital of the common shares of the Company by $4,403,228.

(d) Flow-through shares:

During 2001, the Company issued 4,913,000 flow-through shares. The proceeds were held in trust until the expenditures were incurred. In connection with the flow-through shares, the Company issued 196,650 brokers' warrants which expired unexercised.

6. **Share capital (continued):**

(e) Options:

The Company has a fixed stock option plan in which the Company may grant options to its employees for up to 10% of the outstanding shares of common stock. Under this plan, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is five years. Options are granted periodically throughout the year. The Company's directors and officers' options' vest immediately and employees' vest one-third a year for three years.

Changes in the number of options, including brokers options, with their weighted average exercise price are summarized below:

	December 31, 2002		December 31, 2001	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Stock options outstanding, beginning of year	1,370,000	$ 0.50	895,000	$ 0.47
Granted	620,000	0.13	475,000	0.52
Stock options outstanding, end of year	1,990,000	$ 0.38	1,370,000	$ 0.50
Exercisable at year end	1,763,332	$ 0.37	1,025,000	$ 0.48

The following table summarizes information about fixed stock options outstanding at December 31, 2002:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.10- $ 0.15	620,000	5.0	$ 0.13	620,000	$ 0.13
$ 0.40 - $ 0.50	1,160,000	2.5	0.48	983,333	0.48
$ 0.55 - $ 0.70	210,000	2.8	0.60	160,000	0.58
$ 0.10 - $ 0.70	1,990,000	3.3	$ 0.38	1,763,333	$ 0.37

6. **Share capital (continued):**

(f) Pro forma disclosure:

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted 100%; risk-free rate of 4.5%; and expected life of 5 years. The weighted average fair value of stock options granted during the year was $0.10 per option.

Had the Corporation accounted for employee stock options granted since January 1, 2002 using the fair value based method, the Corporation's pro forma net income and income per share would have resulted in $619,014 net income and a basic and diluted income per share of $0.02 per share. These pro forma earnings reflect compensation cost amortized over the options vesting period.

(g) Escrowed shares:

At December 31, 2002 no common shares issued and outstanding are held in escrow. (December 31, 2001 – 166,667)

(h) Shareholder loans:

The Company has granted loans to certain officers and consultants of the Company to acquire 400,000 shares of the Company. The loans are interest bearing at the bank's prime rate and are secured by the common shares. The loans are to be repaid by June 1, 2003 and June 1, 2005.

7. **Related party transactions:**

(a) Consulting fees for the year ended December 31, 2002 of $67,400 (2001 - $60,200) were paid to companies controlled by officers or directors of the Company for services rendered.

(b) As at December 31, 2002, amounts owing from a company controlled by a director of the Company totaled $50,270 (2001 - $ nil).

8. Income taxes:

The income tax provision differs from the expected amount calculated by applying the Canadian combined Federal and Provincial corporate tax rate to income (loss) for the year. The major components of these differences are as follows:

	2002	2001
Statutory tax rate	42.12%	42.6%
Calculated income tax provision (recovery)	$ 286,881	$(4,029,852)
Add (deduct):		
Non-deductible crown charges	489,785	365,427
Federal resource allowance	(308,262)	(390,470)
Change in enacted tax rates	11,402	(193,848)
Change in valuation allowance	(479,806)	–
Other	–	2,312
	$ –	$(4,246,431)

The components of the net future income tax asset (liability) at December 31, 2002 and 2001 is as follows:

	2002	2001
Future income tax assets (liabilities):		
Share issue costs	$ 128,805	$ 130,126
Future site restoration	152,544	107,566
Property, plant and equipment	1,187,764	1,159,572
Partnership with different tax year	(1,085,376)	(533,721)
Valuation allowance	(383,737)	(863,543)
Net future income tax asset (liability)	$ –	$ –

The Company has available losses of approximately $950,000, which expire from time to time up to 2009.

9. **Risk management:**

(a) Foreign currency exchange risk:

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices.

(b) Credit risk:

A substantial portion of the Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. Purchasers of the Company's natural gas, crude oil and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

(c) Fair value of financial instruments:

The carrying amounts of financial instruments included in the balance sheet approximate their fair value due to their short-term maturity. The bank loans have carrying values that approximate fair value as the cost of borrowing is floating at December 31, 2002. The convertible debenture also approximates its fair value, as the interest component is not significantly different than the Company's cost of borrowing.

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Roseland Resources Ltd. as at December 31, 2001 and 2000 and the consolidated statements of operations and retained earnings (deficit) for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) KPMG LLP

Chartered Accountants
Calgary, Canada
March 20, 2002

ROSELAND RESOURCES LTD.
Consolidated Balance Sheets

December 31, 2001 and 2000

	2001	2000
Assets		
Current assets:		
Cash	$ 179,979	$ 213,659
Restricted cash (note 6(d))	786,250	3,000,000
Accounts receivable and other	1,519,375	2,243,802
Deferred financing costs	–	144,000
	2,485,604	5,601,461
Petroleum and natural gas properties (note 3)	9,882,524	14,194,820
	$ 12,368,128	$ 19,796,281
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 3,447,560	$ 4,864,865
Bridge financing loan	–	2,650,000
	3,447,560	7,514,865
Bank loan (note 4)	5,450,000	836,339
Convertible debentures (note 5)	970,000	850,000
Provision for future site restoration	336,669	143,712
Future income taxes (note 8)	–	3,665,642
Shareholders' equity:		
Share capital (note 6)	6,567,127	5,947,878
Retained earnings (deficit)	(4,403,228)	837,845
	2,163,899	6,785,723
	$ 12,368,128	$ 19,796,281

See accompanying notes to consolidated financial statements.

On behalf of the Board:

(Signed) Gordon Harris Director

(Signed) John J. Fleming Director

ROSELAND RESOURCES LTD.

Consolidated Statements of Operations and Retained Earnings (Deficit)

Years ended December 31, 2001 and 2000

	2001	2000
Revenue:		
Petroleum and natural gas, net	$ 6,087,835	$ 3,955,366
Expenses:		
Operating	2,026,484	807,185
General and administration	916,949	613,328
Interest and financing	496,964	354,394
Depletion and depreciation	2,189,391	768,075
Write-down of petroleum and natural gas properties	9,917,793	–
	15,547,581	2,542,982
Income (loss) before income taxes	(9,459,746)	1,412,384
Income taxes:		
Current	27,758	–
Future (reduction) (note 8)	(4,246,431)	574,539
Net income (loss)	(5,241,073)	837,845
Retained earnings (deficit), beginning of year	837,845	(4,686,616)
Reduction in stated capital (note 6(c))	–	4,686,616
Retained earnings (deficit), end of year	$ (4,403,228)	$ 837,845
Per share amounts:		
Basic	$ (0.26)	$ 0.07
Diluted	$ (0.26)	$ 0.06

See accompanying notes to consolidated financial statements.

ROSELAND RESOURCES LTD.

Consolidated Statements of Cash Flows

Years ended December 31, 2001 and 2000

	2001	2000
Cash provided by (used in):		
Operations:		
Income (loss) for the year	$(5,241,073)	$ 837,845
Items not involving cash:		
Depletion and depreciation	2,189,391	768,075
Write-down of petroleum and natural gas properties	9,917,793	–
Future income taxes	(4,246,431)	574,539
Financing costs	144,000	216,000
Funds from operations	2,763,680	2,396,459
Change in non-cash working capital	(724,638)	2,635,737
	2,039,042	5,032,196
Investments:		
Petroleum and natural gas properties	(7,702,829)	(3,948,845)
Proceeds from sale of petroleum and natural gas properties	810,000	–
Business combination (note 2)	(575,001)	(5,843,047)
Cash acquired on business combinations (note 2)	18,663	346,368
Restricted cash	2,213,750	(3,000,000)
	(5,235,417)	(12,445,524)
Financing:		
Bank loan	4,613,661	836,339
Due to related parties	–	(30,000)
Issue of share capital	1,079,034	3,124,000
Issue of convertible debentures	120,000	850,000
Bridge financing loan (repayment)	(2,650,000)	2,650,000
	3,162,695	7,430,339
Increase (decrease) in cash and term deposits	(33,680)	17,011
Cash and term deposits, beginning of year	213,659	196,648
Cash and term deposits, end of year	$ 179,979	$ 213,659

See accompanying notes to consolidated financial statements.

1. Significant accounting policies:

(a) Basis of presentation:

These financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. On February 25, 2000, the shareholders of Jeda Petroleums Ltd. ("Jeda") accepted an offer from Roseland Resources Ltd. ("Resources") to purchase all of Jeda's outstanding shares. The two companies were amalgamated on February 29, 2000 and continued operations as Roseland Resources Ltd. (the "Company").

(b) Petroleum and natural gas operations:

The Company follows the full cost method of accounting whereby all costs associated with the exploration for and development of petroleum and natural gas reserves are capitalized on a country-by-country basis; currently Canada and the United States. Such costs include land acquisitions costs, geological and geophysical costs, lease rental costs on non-producing properties, costs of both productive and unproductive drilling and production equipment. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

The accumulated costs in a cost center from which there is production, less the costs of acquisition of unproved properties, are depleted and depreciated using the unit-of-production method based on total proved reserves before royalties. Natural gas reserves and production are stated in equivalent barrels of oil based upon the estimated relative energy content.

The costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

The net carrying cost of the Company's petroleum and natural gas properties in a cost centre is limited to an estimated recoverable amount being the aggregate of future net revenues from proved reserves, less future site restoration and capital costs and the costs of undeveloped properties, net of impairment allowances. The total net carrying costs of all cost centres is further limited by the above estimated recoverable amount less future general and administrative costs, financing costs and income taxes.

Substantially all of the exploration, development and production activities of the Company are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

1. **Significant accounting policies (continued):**

(c) Future site restoration costs:

Future site restoration costs are estimated each year based on current regulations, technology and industry standards. These costs are provided over the life of the Company's proven reserves on a unit-of-production basis as an annual charge included in depletion and depreciation expense. Expenditures incurred are applied against this provision.

(d) Foreign currency translation:

Current assets, current liabilities and long-term monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the rates in effect at the balance sheet date. Other assets and liabilities are translated at the rates prevailing at the respective transaction dates and revenues and expenses are translated at average rates prevailing during the year.

(e) Income taxes:

The Company uses the liability method of accounting for future taxes. Under the liability method, the difference between tax assets and liabilities and their financial reporting basis is computed and measured using the current tax rates.

(f) Flow-through shares:

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. The Company's share capital has been reduced and future taxes increased by the estimated future tax liability attributable to the tax deductions attributable to the investor.

(g) Per share amounts:

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change. The new standard has been applied retroactively with no changes in the prior period numbers.

(h) Stock-based compensation plans:

The Corporation has equity incentive plans, which are described in note 6. No compensation expense is recognized for these plans when stock options are issued. Any consideration received on exercise of the stock options is credited to share capital.

1. **Significant accounting policies (continued):**

(i) Measurement uncertainty:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities such as oil and gas interests and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

2. **Business combinations:**

(a) On March 31, 2001, the Company acquired all of the issued and outstanding common shares of Marchwell Energy Corp., an oil and gas exploration company, for consideration of $575,001. The acquisition was accounted for using the purchase method with the results of operations being included from the March 31, 2001.

Purchase consideration:	
Cash	$ 575,001
Allocated:	
Capital assets	$ 709,103
Future tax liability	(121,005)
Working capital including cash of $18,663	(13,097)
	$ 575,001

(b) On September 1, 2000, the Company acquired all of the issued and outstanding common shares of two private Alberta companies for consideration of $5,843,047 and 401,724 shares of the Company. The acquisition was accounted for using the purchase method with the results of operations being included from September 30, 2000.

Purchase consideration:	
Cash	$ 5,843,047
Shares	233,000
	$ 6,076,047
Allocated:	
Capital assets	$ 7,914,506
Future tax liability	(1,697,715)
Future site restoration	(57,615)
Income taxes payable	(83,129)
	$ 6,076,047

2. **Business combinations (continued):**

(c) On February 29, 2000, the Company acquired all of the issued and outstanding common shares of Jeda. As consideration, the Company issued 6,804,967 common shares on the basis of one common share for every two Jeda shares acquired. As a result, the former shareholders of Jeda held 6,804,967 shares representing 55% of the voting shares and the Company's shareholders held 5,622,500 representing 45% of the voting shares of the combined entity. The transaction was accounted for as a reverse take-over and, for accounting purposes, Jeda is deemed to have acquired the Company. Therefore income related to the Company prior to the amalgamation on February 29, 2000 has not been included in these financial statements.

The acquisition was accounted for using the purchase method based on the carrying values of the Company.

Purchase consideration:	
Common shares	$ 2,003,820
Allocated:	
Cash	$ 346,368
Accounts receivable	595,835
Capital assets	1,483,426
Accounts payable and accrued liabilities	(413,199)
Future site restoration and abandonment	(8,610)
	$ 2,003,820

3. **Petroleum and natural gas properties:**

	2001	2000
Petroleum and natural gas rights including exploration, development and equipment	$ 27,066,031	$ 19,267,276
Accumulated depletion and depreciation	(17,183,507)	(5,072,456)
	$ 9,882,524	$ 14,194,820

As at December 31, 2001, the Company performed the ceiling test using the December 2001 prices of $ 21.65 per barrel of oil and natural gas liquids and $ 3.65 per mcf of gas. This ceiling test resulted in a write-down of the petroleum and natural gas assets of $ 9,917,793.

190

3. **Petroleum and natural gas properties (continued):**

The costs of unproven lands at December 31, 2001 of $2,750,000 (2000 - $1,200,000) have been excluded from the depletion calculation.

As at December 31, 2001, the estimated future site restoration costs to be accrued over the life of the remaining proved reserves was $1,175,000 (2000 - $1,175,000) of which $192,957 (2000 - $50,259) is included in depletion and depreciation.

4. **Loans:**

The Company has entered into a financing agreement, which includes a revolving operating demand loan of $6,500,000, which reduces to $6,200,000 on April 30, 2002, at the bank's prime interest rate plus ¾ %, and a non-revolving acquisition development demand loan of $1,000,000 bearing at the bank's prime rate plus 1 ½ %. These facilities are intended to finance the ongoing activities of the company.

These facilities are secured by a general assignment of book debts and a $25,000,000 first floating charge debenture on all assets. The loans are subject to review on May 1, 2002. Although the loans are demand in nature, the lender has advised the Company that it does not intend to demand repayment of the loans within the next fiscal year.

5. **Convertible debenture:**

The Company issued a 10% convertible subordinated debentures in the principal amount of $ 970,000, which are due December 21, 2003, with interest payable quarterly. The debentures are convertible into common shares at $0.65 per share and the debentures are redeemable at the option of the Company on or after December 21, 2002 if the weighted average closing price of the Company's shares for the 20 consecutive trading day periods is not less than $0.85 per share.

6. **Share capital:**

(a) Authorized:

Authorized share capital consists of 500,000,000 common voting shares with no par value and an unlimited number of preferred shares issuable in series.

(b) Changes in issued common shares are summarized below:

	Number of Shares	Amount
Balance, December 31, 1999	13,609,933	$ 6,307,062
Shares issued to Jeda shareholders (note 2(c))	6,804,967	6,307,062
Shares held by Roseland shareholders (note 2(c))	5,622,500	2,003,820
Reduction in stated capital	–	(4,686,616)
Issued on corporate acquisition (note 2)	401,724	233,000
Issued for flow-through shares	5,681,000	3,378,600
Issued on exercise of warrants (note 6(e))	600,000	360,000
Tax effect on flow-through shares	–	(1,506,850)
Issued for shareholder loans	400,000	200,000
Share issue costs	–	(254,600)
Tax effect of share issue costs	–	113,462
Balance, December 31, 2000	19,510,191	6,147,878
Issue of flow-through shares	4,913,000	1,228,250
Tax effect of issue of flow-through shares	–	(523,235)
Share issue costs	–	(149,216)
Tax effect of share issue costs	–	63,450
	24,423,191	6,767,127
Shareholder loans (note 6(h))		(200,000)
Balance, December 31, 2001	24,423,191	$ 6,567,127

(c) Reduction in stated capital:

On February 29, 2000, the shareholder of Jeda approved a special resolution authorizing a reduction in stated capital in respect of the common shares by $4,686,616. This resulted in a corresponding reduction in the accumulated deficit.

6. **Share capital (continued):**

(d) Flow-through shares:

During 2001, the Company issued 4,913,000 flow-through shares. The Company is committed to spend $ 1,228,250 by December 31, 2002 in regards to the flow-through shares.

The $1,228,250 of proceeds relating to the flow-through shares is held in trust until the earlier of the expenditures being made and December 31, 2002 and therefore the unspent amount of $786,250 is shown as restricted cash at December 31, 2001.

(e) Options:

The Company has adopted a stock option plan for its directors, officers and employees. The exercise price of the option equals the market price of the Company's stock on the date of grant and an option's maximum term is 5 years and all new options vest over 3 years.

	December 31, 2001		December 31, 2000	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Stock options outstanding, beginning of year	895,000	$ 0.47	380,000	$ 0.47
Granted	475,000	0.52	620,000	0.51
Cancelled	–	–	(105,000)	0.65
Stock options outstanding, end of year	1,370,000	$ 0.50	895,000	$ 0.48
Stock options exercisable, end of year	1,025,000	$ 0.48	865,000	$ 0.48

The following table summarizes information about fixed stock options outstanding at December 31, 2001:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.40 - $0.50	1,160,000	3.5	$ 0.48	895,000	$ 0.47
$ 0.55 - $0.70	210,000	3.8	0.60	130,000	0.55
$ 0.40 to $0.70	1,370,000	3.5	$ 0.50	1,025,000	$ 0.48

6. **Share capital (continued):**

(f) Warrants:

The Company issued 600,000 special warrants for a deemed consideration of $360,000 as additional consideration for the bridge financing loan (note 4). The special warrants are considered to be deferred financing charges for the loan and will be amortized over the term of the loan. During 2000, the special warrants were converted into 600,000 common shares and the remaining deferred charges were charged against earnings.

(g) Escrowed shares:

At December 31, 2001, 166,667 common shares issued and outstanding are held in escrow and shall be released on various time criteria with written consent of various regulatory authorities.

(h) Shareholder loans:

The Company has granted loans to certain officers of the Company to acquire 400,000 shares of the Company. The loans are interest bearing at the bank's prime rate and are secured by the common shares. The loans are to be repaid by June 1, 2005.

7. **Related party transactions:**

(a) Consulting fees for the year ended December 31, 2001 of $60,200 (2000 - $108,040) were paid to companies controlled by officers or directors of the Company for services rendered.

(b) As at December 31, 2001, amounts owing from a company controlled by a director of the Company totaled $ nil (2000 - $ 148,431).

8. **Income taxes:**

The income tax provision differs from the expected amount calculated by applying the Canadian combined Federal and Provincial corporate tax rate to income (loss) for the year. The major components of these differences are as follows:

	2001	2000
Statutory tax rate	42.6%	44.6%
Calculated income tax provision (recovery)	$ (4,029,852)	$ 629,923
Add (deduct):		
Non-deductible crown charges	365,427	264,481
Federal resource allowance	(390,470)	(322,660)
Change in enacted tax rates	(193,848)	–
Other	2,312	2,795
	$(4,246,431)	$ 574,539

The components of the net future income tax asset (liability) at December 31, 2001 2000 is as follows:

	2001	2000
Future income tax assets (liabilities):		
Share issue costs	$ 130,126	$ 95,484
Future site restoration	107,566	48,072
Property, plant and equipment	1,311,703	(3,809,198)
Partnership with different tax year	(533,721)	–
Valuation allowance	(1,015,674)	–
Net future income tax asset (liability)	$ –	$(3,665,642)

9. Risk management:

(a) Foreign currency exchange risk:

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices.

(b) Credit risk:

A substantial portion of the Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. Purchasers of the Company's natural gas, crude oil and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

(c) Fair value of financial instruments:

The carrying amounts of financial instruments included in the balance sheet approximate their fair value due to their short-term maturity. The bank loans have carrying values that approximate fair value as the cost of borrowing is floating at December 31, 2001. The convertible debenture also approximates its fair value, as the interest component is not significantly different than the Company's cost of borrowing.

SCHEDULE "J"

FINANCIAL STATEMENTS OF RIVAL ENERGY INC.

BDO

BDO Dunwoody LLP
Chartered Accountants
and Consultants

1900, 801 - 6 Avenue S.W.
Calgary, Alberta Canada T2P 3G3
Telephone: (403) 266-5608
Fax: (403) 233-7833

Auditors' Report

To the Shareholders
RIVAL Energy Inc.
(formerly Longview Petroleum Corporation)

We have audited the balance sheets of RIVAL Energy Inc. (formerly Longview Petroleum Corporation) as at December 31, 2002 and 2001 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

"signed BDO Dunwoody LLP"

Chartered Accountants

Calgary, Alberta
February 21, 2003

BDO *Dunwoody* LLP *is a Limited Liability Partnership registered in Ontario*

RIVAL Energy Inc.
(Formerly Longview Petroleum Corporation)
Balance Sheets

As at December 31		2002		2001
Assets				
Current				
Cash	$	5,070	$	588,272
Short-term investments		5,938,683		265,000
Accounts receivable		81,368		24,505
		6,025,121		877,777
Oil and gas properties (Note 3)		1,987,477		52,608
	$	8,012,598	$	930,385
Liabilities and Shareholders' Equity				
Accounts payable and accrued liabilities	$	827,991	$	13,562
Site restoration		5,800		2,000
Future income tax (Note 6)		193,700		-
Share capital (Note 5)		7,774,013		1,477,745
Deficit		(788,906)		(562,922)
		6,985,107		914,823
	$	8,012,598	$	930,385

Approved on behalf of the Board:

(Signed) Colin F. Ogilvy Director
Colin F. Ogilvy

(Signed) William T. Kilbourne Director
William T. Kilbourne

The accompanying notes are an integral part of these financial statements.

RIVAL Energy Inc.
(Formerly Longview Petroleum Corporation)
Statements of Operations and Deficit

For the year ended December 31		2002		2001
Revenue				
Oil sales	$	**88,583**	$	66,604
Royalties		**(3,585)**		(2,576
		84,998		64,028
Expenses				
Depletion, amortization and site restoration (Note 3)		**16,100**		482,000
General and administrative		**282,879**		79,092
Operating		**46,601**		39,263
		345,580		600,355
Loss from operations		**(260,582)**		(536,327
Other				
Interest income		**34,598**		17,281
Net loss for the year		**(225,984)**		(519,046
Deficit, beginning of year		**(562,922)**		(43,876
Deficit, end of year	$	**(788,906)**	$	(562,922)
Net loss per share	$	**(0.06)**	$	(0.72)
Weighted number of shares outstanding		**3,679,315**		723,046

Fully diluted earnings per share have not been included as these would be anti dilutive

The accompanying notes are an integral part of these financial statements.

RIVAL Energy Inc.
(Formerly Longview Petroleum Corporation)
Statements of Cash Flows

For the year ended December 31	2002	2001
Cash flows from operating activities		
Net loss for the year	$ (225,984)	$ (519,046)
Add non cash items:		
Depletion amortization and site restoration	16,100	482,000
	(209,884)	(37,046)
Changes in working capital balances:		
Accounts receivable	(56,862)	(22,200)
Accounts payable	73,384	10,062
	(193,362)	(49,184)
Cash flows from investing activities		
Oil and gas property expenditures	(1,072,725)	(486,008)
Short term investment	(5,673,683)	-
	(6,746,408)	(486,008)
Cash flows from financing activity		
Issue of share capital, net of share issue costs	6,356,568	1,066,780
Increase (decrease) in cash	(583,202)	531,588
Cash, beginning of year	588,272	56,684
Cash, end of year	$ 5,070	$ 588,272

The accompanying notes are an integral part of these financial statements.

200

1. Nature of Operations

The Company was incorporated on December 16, 1999 pursuant to the Alberta Business Corporation Act. During 2002 the Company changed its name from Longview Petroleum Corporation to Rival Energy Inc. Since inception the Company's efforts have been for the purpose of acquiring, exploring and producing oil and natural gas properties. In 2002 the Company effected a 6:1 stock consolidation. All per share numbers disclosed herein are included on a post-consolidation basis.

2. Summary of Significant Accounting Policies

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality.

(a) Flow Through Shares
The Company provides for the future effect on income taxes related to flow-through shares as a charge to share capital and future tax liability when the expenditures are incurred. No liability regarding future taxes is recorded on unexpended flow-through share capital. Reduction of future tax liability arising from flow through shares due to recognition of existing future tax assets is offset to share capital.

(b) Earnings Per Share
Basic earnings per common share from operations per common share are computed by dividing earnings from operations by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive instruments, in accordance with new standards approved by the Canadian Institute of Chartered Accountants.

(c) Oil and Gas Properties
The Company follows the full cost method of accounting for its petroleum and natural gas properties. All costs relating to the acquisition of, exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include those related to lease acquisition, geological and geophysical activities, lease rentals on undeveloped properties, and the drilling of productive and non-productive wells. Overhead, which is directly attributable to acquisition, exploration and development activities, is capitalized as part of petroleum and natural gas properties.

All costs are accumulated in separate cost centres for each geographic area where the Company is active.

2. Summary of Significant Accounting Policies continued

(d) Oil and Gas Properties

Costs capitalized are depleted using the unit-of-production method, based on estimated proven petroleum and natural gas reserves, before royalties, as determined by independent and/or internal engineers. Petroleum and natural gas reserves are converted to a common unit of measure on the basis of 6 thousand cubic feet to 1 barrel of oil equivalent based on energy equivalency. The carrying value of unevaluated properties is excluded from the depletion calculation and they are assessed periodically to determine whether an impairment has occurred.

Dispositions of petroleum and natural gas properties are accounted for as adjustments to capitalized costs with no gain or loss charged to operations. Dispositions of properties are analyzed based on the Company's depletion rates. In the event a disposition results in a significant change in the Company's depletion rate, gains and losses are calculated and included in the statement of income.

The net amount at which petroleum and natural gas properties are carried is subject to a cost recovery test (the "ceiling test"). Under this test, an estimate is made of the undiscounted value of future net revenues from proved petroleum and natural gas properties, based on current prices and costs, after deducting estimated future overhead, estimated future site-restoration costs, financing costs and income taxes. If the total amount of net carrying costs plus necessary future development expenditures exceed the ultimate recoverable amount, additional depletion is provided.

(e) Measurement uncertainty

The amounts recorded for depletion and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and reclamation are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes and estimates in future periods could be significant.

(f) Financial instruments

The Company carries various financial instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(g) Future income taxes

The liability method is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

2. Summary of Significant Accounting Policies continued

(h) Stock-based compensation plan

Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock based compensation and other stock-based payments. This section requires that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the statements of income and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. None of the Company's compensation plans qualify as direct awards of stock or as plans that create liabilities based on the price of the corporation's stock, and as a result, the implementation of the section has no impact on the financial statements. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans covering employees, directors and officers, but to disclose pro-forma information for options granted after January 1, 2002. The Company records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of the options is credited to capital stock. Compensation expense is recorded for options issued to consultants and non-employees.

(i) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances (including temporary bank overdrafts), term deposits and investments with maturities of three months or less.

(j) Revenue recognition

Revenue is recognized upon delivery to purchasers.

3. Oil and Gas Properties

December 31, 2002	Cost	Depletion and Accumulated Amortization	Net Book Value
Oil and gas properties	**$ 2,477,677**	**$ 492,200**	**$ 1,985,477**
Other assets	**2,100**	**100**	**2,000**
	$ 2,479,777	**$ 492,300**	**$ 1,987,477**

December 31, 2001	Cost	Depletion and Accumulated Amortization	Net Book Value
Oil and gas assets	$ 532,608	$ 480,000	$ 52,608
Other assets	-	-	-
	$ 532,608	$ 480,000	$ 52,608

At December 31,2001 the Company took a ceiling test write-down of $400,000 on the value of its oil and gas properties. The Company capitalized $49,295 of general and administrative expenses in 2002 (2001-$Nil). As at December 31, 2002 $1,776,000 of undeveloped land and seismic costs were excluded from the depletion calculations.

4. Acquisition

During 2001 the Company acquired a 50% working interest in an oil and gas property in the Lougheed area of Saskatchewan for $150,000 cash and 100,000 shares (Note 5(b)) at an agreed price of $1.80 per share. The Company participated with the joint owner of the property in the drilling of a horizontal well, which commenced production in July 2001.

5. Share Capital

(a) Authorized
Unlimited number of Common shares
Unlimited number of Preferred shares issuable in series, rights and privileges to be determined upon issue

(b) Issued
All previously reported share numbers have been restated to reflect the 6 for 1 share consolidation on August 30, 2002.

Common shares	December 31, 2002 Number of Shares	December 31, 2002 Amount	December 31, 2001 Number of Shares	December 31, 2001 Amount
Balance beginning of year	996,651	$ 1,477,745	340,000	$ 456,000
Issued to purchase oil and gas properties (Note 4)	-	-	100,000	180,000
Private placement issue for cash	1,050,000	945,000	-	-
Flow through shares for cash	1,366,666	1,394,000	556,651	1,168,966
Prospectus issue (d)	4,021,728	4,423,901		
	7,435,045	8,240,646	996,651	1,804,966
Less share issue costs		(406,333)		(193,821)
Net tax effect of:				
Share issue costs		246,100		
Flow through renouncements		(306,400)		(133,400)
Issued and outstanding	7,435,045	$ 7,774,013	996,651	$ 1,477,745
Weighted average number of shares outstanding	3,679,315		723,046	

(c) The Company issued 166,667 shares for cash consideration of $150,000, which are subject to an escrow agreement dated August 8, 2000. The shares may not be traded, released, transferred or dealt with in any manner without the consent of the Executive Director of the Alberta Securities Commission. The Company completed its Qualifying Transaction in 2001 and 10% of these shares were released. An additional 15% qualify for release every 6 months thereafter.

(d) These shares were issued upon the exercise of 4,021,728 special warrants previously sold for $1.10 per special warrant.

5. Share Capital – cont'd

(e) The Company granted 16,667 options to the agent involved with the initial public offering at $1.80 per share (post-consolidation) expiring December 1, 2002 and 35,714 options at $2.10 (post-consolidation) expiring June 1, 2002 were issued to agents of the Corporation in connection with the 2001 private placement. On December 10, 2000 the Company granted 20,833 common share options to directors at an exercise price of $1.80 per share (post-consolidation) expiring December 10, 2005. These options were cancelled in December 2002 and on December 19, 2002, 675,000 options at $1.20 were granted to Directors and Officers of the Company expiring December 19, 2006. These options vest 25% on date of grant and 25% each anniversary date until fully vested on December 19, 2005.

(f) Stock options (after 6 for 1 share consolidation)
The options issued by the Company are summarized as follows:

	Number of Shares	Option Price per Share	Weighted Average Exercise Price
Options outstanding, Dec. 31, 2000	37,500	$ 1.80	$ 1.80
Options - granted	35,714	2.10	2.10
Options outstanding, Dec. 31, 2001	73,214	1.80 to 2.10	1.95
Options - expired	(52,381)	1.80 to 2.10	2.00
Options - cancelled	(20,833)	1.80	1.80
Options - granted	675,000	1.20	1.20
Options outstanding Dec. 31, 2002	675,000	$ 1.20	$ 1.20

The options that are vested at December 31, 2002 are summarized as follows:

Options	Option Price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options Currently Vested	Weighted Average Exercise Price of Options Currently Exercisable
675,000	$1.20	$1.20	4.0 years	168,750	$1.20

The options that were vested at December 31, 2001 are summarized as follows:

Options	Option Price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options Currently Vested	Weighted Average Exercise Price of Options Currently Exercisable
37,500	$1.80	$1.80	2.6 years	37,500	$1.80
35,714	2.10	2.10	0.5 years	35,714	2.10
73,214				73,214	

6. Income Taxes

	2002	2001
Combined tax rate	41%	43%
Expected income tax provision	$ (92,655)	$ (223,189)
Write-down not recognized for tax	-	180,000
Other permanent differences	31,582	(1,917)
Future tax asset recognized against flow through share	61,073	45,106
	$ -	$ -

The Company incurred the balance of tax pool additions required for the 2001 flow through renouncements in 2002 as well as $877,000 of the $1,394,000 renounced in 2002. Additional funds of $690,000 will have to be spent on Canadian Exploration Expense and/or Canadian Development Expense to meet the 2002 obligation. The Company has the following tax pools that can be used in future to reduce taxable income.

	2002	2001
Undepreciated capital cost	$ 144,500	$ 111,974
Canadian oil and gas property expense	351,900	237,609
Non capital losses	497,200	167,043
Share issue costs	423,000	136,730
	$ 1,416,600	$ 653,356

Future tax liability (asset)	2002	2001
Recognition of book values in excess of tax pools	$ 570,900	$ (201,300)
Share issue costs	(173,400)	-
Unused tax losses	(203,800)	(39,000)
Valuation allowance	-	240,300
Net future tax liability	$ 193,700	$ -

7. Statement of Cash Flows

The Statement of Cash Flows does not include $741,045 of 2002 oil and gas property expenditures which were not paid until 2003, or the 100,000 shares issued at $1.80 per share portion of the consideration relating to the purchase of a working interest in an oil and gas property in 2001 since the consideration was not cash.

8. Related Party Transactions

In 2002 directors, officers and persons related to these individuals purchased a total of 1,041,667 flow- through shares at $1.02 per share (2001- 108,889 at $2.10 per share) and 1,008,333 common shares at $0.90 per share (2001- Nil).

All related party transactions in the normal course of operations have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties.

9. Stock Compensation

The Corporation does not record compensation expense when stock options are issued to employees, as disclosed in Note 2(h).

Had compensation expense related to employees been determined based on the fair value at the grant dates, the net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Net income (loss)	- as reported	$	(225,984)
	- pro forma	$	(304,849)
Earnings per share	- basic and diluted		
	- as reported	$	(0.06)
	- pro forma	$	(0.08)

The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions: Dividend yield (Nil), Expected volatility (0.39), risk-free interest rate (5.0%), and weighted average life of 4.0 years.

SCHEDULE "K"

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if he has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholders an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation.

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent;

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them;

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving, judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw his dissent, or

(b) the corporation may rescind the resolution, and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment,

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

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(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

PART II. – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III. – CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Form CB, the person furnishing this Form will file with the Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV. – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROSELAND RESOURCES LTD.

Gordon D. Harris, President and Chief Executive Officer

May 20/03
(Date)